As filed with the Securities and Exchange Commission on March 9, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

ATX GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	4899	20-0655116
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. Employer Identification No.)

8550 Freeport Parkway

Irving, Texas 75063

972.753.6200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Steven A. Millstein

President and Chief Executive Officer

8550 Freeport Parkway

Irving, Texas 75063

972.753.6200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark S. Solomon, Esq.	Neel Lemon, Esq.
J. David Washburn, Esq.	Sarah Rechter, Esq.
Andrews Kurth LLP	Baker Botts L.L.P.
1717 Main Street, Suite 3700	2001 Ross Avenue, Suite 700
Dallas, Texas 75201	Dallas, Texas 75201
Telephone: 214.659.4400	Telephone: 214.953.6500
Facsimile: 214.659.4401	Facsimile: 214.953.6503

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee

Common Stock, $.01 par value	$86,250,000.00	$10,928.00

(1)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                         , 2004

P R O S P E C T U S

         Shares

ATX Group, Inc.

Common Stock

$         per share

We are selling              shares of our common stock. The selling stockholder named in this prospectus has granted the underwriters an option to purchase up to              additional shares of common stock to cover over-allotments. We will not receive any proceeds from the sale of the shares by the selling stockholder if that option is exercised.

This is the initial public offering of our common stock. We currently expect the initial public offering price to be between $             and $             per share. We have applied to have our common stock included for quotation on the Nasdaq National Market under the symbol “ATXG.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 11.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to ATX Group, Inc. (before expenses)	$	$

The underwriters expect to deliver the shares to purchasers on or about                              , 2004.

Citigroup	JPMorgan

Piper Jaffray	SG Cowen

                         , 2004

[Graphic]

[Schematic depicting ATX’s role in integrating program elements and delivery of telematics services to consumers, OEMs and dealers, with diagram of flow of information/communications from subscribers’ vehicles to ATX through global positioning system satellites, wireless communications carriers and landline telephone company networks.]

[Box Graphic]	[Box Graphic]	[Box Graphic]
Consumer Services	OEM Services	Dealer Services

Emergency and Breakdown	Diagnostic Data	Dealer Connect
Remote Door Unlock	Vehicle Performance Data	Diagnostic Information
Stolen Vehicle Recovery	Consumer Surveys and	Sales and Service Referrals
Real Time Traffic	Drive Information	Warranty/Recall Information
Voice Navigation	Warranty/Recall Information

[Box Graphic]	[Box Graphic]
Brand Agreements	[Bar Graph depicting number of vehicles under service for years 2000 through 2003, as follows:

Mercedes-Benz	Datapoint for year 2000 – approximately 200,000
BMW	Datapoint for year 2001 – approximately 350,000
Maybach	Datapoint for year 2002 – approximately 400,000
Rolls-Royce	Datapoint for year 2003 – approximately 500,000]
Peugeot

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

Until                     , 2004 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider before investing in our common stock. You should carefully read the entire prospectus, including “Risk Factors” and our financial statements and related notes, before you decide whether to invest in our common stock. References to “we,” “our,” “our company” or “ATX” refer to ATX Group, Inc. and its subsidiaries.

ATX Group, Inc.

We are the leading independent provider of telematics services for the automotive industry. We serve markets in both North America and Western Europe. Our telematics services are designed to enhance the safety, security and driving experience for consumers while providing marketing and operational benefits to automobile original equipment manufacturers (OEMs) and their dealers. Our services are provided through the two-way communication of voice and data between a subscriber’s automobile and our response centers. We provide service to some of the leading automobile brands in the world, including Mercedes-Benz, BMW, Maybach, Rolls-Royce and Peugeot. For example, we are the service provider behind the Mercedes-Benz Tele Aid program in the United States, and the BMW Assist program in both the United States and Western Europe. During the past three years, the number of vehicles serviced by us has increased from approximately 189,400 vehicles at December 31, 2000 to approximately 493,800 vehicles at December 31, 2003, representing annualized growth of 37.6%.

We pioneered one of the first telematics service offerings in 1996 and continue to be an innovator in the industry through the development and successful implementation of new telematics services and applications. Our consumer services, targeted to vehicle owners, are designed to enhance mobile safety, security and convenience. Our consumer services include location-specific emergency and breakdown assistance, automatic collision notification and real-time traffic and navigation information. We also provide OEM services, targeted to OEMs and their dealers, that are designed to increase a vehicle owner’s brand loyalty through enhanced levels of customer service while also providing operational benefits to the OEMs and their dealers. Our currently available OEM services include automated connection of a driver to his or her preferred or nearest dealer to address service and vehicle-related questions, and remote access by an OEM to vehicle performance and diagnostic information. We believe that recent and anticipated advancements in technology will permit OEMs to further leverage telematics to enhance the quality and scope of their post-sale customer service and relationship management while improving operational efficiencies and reducing costs. We also believe we are well positioned to meet the needs of automakers that take advantage of these advancements. For example, in April 2003 we developed an electronic owner’s manual that leverages advances in interactive voice recognition technology to deliver a simple, hands-free interface providing drivers with the ability to obtain the specific information they need about their vehicles, when they need it.

We generate our revenues primarily from annual subscription fees paid by consumers and OEMs. While we have historically derived substantially all of our revenues from the provision of consumer services, we began collecting revenues related to OEM services during the fourth quarter of 2003. For the year ended December 31, 2003, we generated net revenues of $49.4 million, EBITDA of $11.7 million and net income of $1.7 million. EBITDA is not presented here in accordance with generally accepted accounting principles. Please refer to “Summary Historical and Pro Forma Financial Data,” beginning on page 8 of this prospectus for a reconciliation of EBITDA to net income and net cash provided by (used in) operating activities.

The Market Opportunity

According to Telematics Research Group (TRG), an industry research firm, there were approximately 2.9 million telematics-enabled vehicles sold in North America and Western Europe during 2003, up from 1.7 million in 2001, representing annualized growth of 30.6%. Also according to TRG, the number of telematics-serviced vehicles on the road in North America and Western Europe at December 31, 2003 grew at a 31.9% annualized rate from approximately 2.3 million vehicles at December 31, 2001 to approximately 4.0 million vehicles at December 31, 2003. TRG projects that the number of telematics-serviced light vehicles on the road in North America and Western Europe will continue to increase to approximately 12.6 million light vehicles by 2007, reflecting an annualized growth rate of 33.2%.

We define a vehicle as telematics-enabled if it is originally equipped with the necessary in-vehicle hardware to support telematics, and as telematics-serviced if that hardware has been activated and the service is being delivered according to the parameters of the particular telematics program.

We believe that both consumer dynamics and OEM dynamics are propelling demand for telematics-serviced light vehicles:

•	Consumer Dynamics.

•	The widespread acceptance by consumers of improved safety and security features for the automobile.

•	The growing adoption of “leading edge” technologies among consumers.

•	OEM Dynamics.

•	The OEM’s goal of differentiating its products while increasing brand loyalty.

•	The OEM’s goal of improving operating efficiencies.

Our Competitive Strengths

We offer a customized, integrated telematics solution to meet the demands of consumers, OEMs and their dealers. Our services are designed to appeal to consumers’ desire for increased safety and peace of mind, while also enhancing the overall driving experience by providing added convenience and functionality. In addition, our services are designed to differentiate our OEM’s products by enabling them to maintain an ongoing dialogue with their customers, thereby also facilitating increased brand image and loyalty. Our services also directly benefit our OEM customers by permitting access to our significant industry experience and resources, all of which are believed to result in a more cost-effective service solution. Lastly, our services are capable of assisting OEMs with remote access to, and management of, in-vehicle computer systems and data to potentially further reduce costs and improve operational efficiencies.

We believe that we maintain the following competitive strengths:

•	Significant Operating Experience. We have accumulated significant experience as a telematics service provider, having launched more customized telematics programs for more OEM customers than any of our competitors. We believe that this experience results in greater technical, operational and industry expertise that directly benefits our OEM customers. We also believe that this experience enhances our ability to partner with automakers because telematics programs can require significant OEM resources and are typically regarded as highly important to their consumers.

•	Leading Independent Provider of Telematics Services. We are the largest telematics service provider not owned by an OEM, in terms of both the number of telematics programs developed and the number of consumers serviced. Future services may require telematics service providers to gather and analyze data relating to, among other things, the performance and reliability of the OEM’s vehicles. Should this occur, we believe that our independence will become more of an advantage as OEMs attempt to safeguard this commercially-sensitive, vehicle-specific data.

•	Strategic OEM Relationships. We maintain strategic relationships with some of the leading manufacturers of automobiles in the world. We work alongside our customers to help develop the overall design of their programs and to implement the programs in such a way as to further their brand image and customer loyalty objectives. We believe that these types of strategic relationships permit us to remain closely aligned with our OEM customers’ telematics strategies, thereby positioning us well to capitalize on potential future demand for telematics services.

•	Customized Solutions. We provide a customized service offering designed and integrated to provide our OEM customers with significant program flexibility. We believe that our dedication to providing customized telematics solutions to our OEM customers is one of the key reasons we have been successful in aligning ourselves with some of the most highly respected automobile brands.

•	Open Architecture and Flexible Client/Server Environment. Our systems and services are based on an open architecture design that is compatible with a wide range of in-vehicle hardware and enabling technologies. In addition, we operate in a flexible client/server environment where the in-vehicle hardware derives much of its functionality from our servers. We believe that our approach to technology will yield tangible benefits to us and our customers as we compete in a market characterized by rapid technological change, frequent new systems enhancements, evolving standards and changing client requirements.

•	Trans-Atlantic Presence. We are the only independent provider of telematics services with a presence in both North America and Western Europe. We believe this presence provides us with an important competitive advantage because it allows OEMs to utilize our telematics services in both markets, helping promote reduced costs and consistency of service across an extended coverage area.

Our Growth Strategy

Our objective is to continue to be the leading independent provider of telematics services to the automotive industry. Key elements of our strategy include:

•	Increasing Our Share of the Automotive Marketplace. We plan to work with our current OEM customers to expand the penetration of our service offering into additional vehicle models. We also plan to leverage our industry reputation and customized service offerings to add new OEM customers, including manufacturers of luxury and non-luxury models.

•	Continuing to Develop New Consumer Services. We intend to expand the services we provide that enhance the safety, security and driving experience of consumers. Future consumer services, including driver-defined services and off-board navigation, are expected to facilitate greater driver interaction with their vehicles. In each case, we are committed to developing consumer services that enhance our OEM customer’s brand image.

•	Promoting the Adoption of OEM Services. We believe that recent and anticipated advances in technology will permit OEMs to further leverage telematics data to enhance operational efficiencies, reduce costs and more closely manage customer relationships. We currently offer OEM services such as dealer connect, diagnostic data services and performance data services which we intend to promote to our OEM customers who desire to take advantage of these advances.

•	Expanding Geographically. We intend to strengthen our trans-Atlantic presence over time so as to help our OEM customers achieve reduced costs and consistency of service across an extended coverage area. By the end of 2005, we intend to expand our service coverage to additional Western European countries, including France and Italy, and eventually we intend to provide seamless telematics services throughout Western Europe.

•	Selectively Pursuing Acquisition Opportunities. We believe that the telematics industry provides selected opportunities for expansion through acquisition, including acquisitions of installed consumer bases. Depending on the circumstances, we may selectively acquire other companies providing telematics services, especially those in an attractive geographic region to us.

Recent Acquisition

In July 2003, we purchased Vodafone Passo GmbH, a division of Vodafone Group Plc, a global mobile telecommunications network company. At the time of our acquisition, Vodafone Passo operated primarily as a telematics software and service provider, and was the telematics service provider for BMW—Europe. As part of the transaction, we assumed responsibility for the BMW Assist program in Germany and the U.K. We also acquired a response center in Düsseldorf, Germany, computer and telephone equipment and certain intellectual property rights. We expect that this acquisition will provide us with the Western European presence to accelerate the development and marketing of a trans-Atlantic service offering to leading global automakers. At the time of the acquisition, Vodafone Deutschland GmbH, an affiliate of Vodafone Group, was a significant stockholder of ours and had nominated two members to our board of directors.

The purchase price for the Vodafone Passo acquisition was as follows:

	Euros	U.S. Dollar Equivalent, as of
	Actual(1)	July 31, 2003 Exchange Rate(2)	December 31, 2003 Exchange Rate(3)	February 29, 2004 Exchange Rate(4)
	(in millions)
Cash at closing(5)	€12.1	$13.7	—	—
Deferred payment obligation(6)	6.0	6.8	7.5	7.5

Total	€18.1	$20.5

(1)	Purchase price established in Euros.
(2)	Reflects exchange rate at date of acquisition; specifically 1.00 Euro to 1.1346 U.S. dollars.
(3)	Reflects exchange rate at year end; specifically 1.00 Euro to 1.2557 U.S. dollars.
(4)	Reflects exchange rate at most recent practicable date; specifically 1.00 Euro to 1.2493 U.S. dollars.
(5)	The cash portion of the purchase price was funded from cash from operations and cash acquired in the transaction on the closing date. Cash acquired was €14.6 million, or U.S. $16.5 million at the July 31, 2003 exchange rate.
(6)	The actual amount necessary to repay the deferred payment obligation, in U.S. dollars, will be based on then existing exchange rates and will be recorded as a currency adjustment.

Audited historical financial statements for Vodafone Passo for the years ended March 31, 2002 and 2003, and unaudited historical financial statements for Vodafone Passo for the three months ended June 30, 2002 and 2003, have been set forth beginning on page F-26 of this prospectus. These financial statements are presented in accordance with accounting principles generally accepted in the United States and are denominated in Euros, the functional currency of Vodafone Passo. For convenience of translation, the exchange rate used in the historical financial statements for Vodafone Passo was the exchange rate in existence at March 31, 2003, or 1.00 Euro to 1.0800 U.S. dollars. Unaudited pro forma financial information giving effect to the acquisition of Vodafone Passo, as if such acquisition occurred on January 1, 2003, is also contained in this prospectus at page F-43. For a more complete description of the Vodafone Passo acquisition, please see “Certain Relationships and Related-Party Transactions—Transactions with Vodafone—Acquisition of Vodafone Passo GmbH.”

Corporate Information

At the same time as this offering, we will undertake a transaction, referred to throughout this prospectus as our reorganization, whereby ATX Technologies, Inc., our Texas predecessor, will be merged with a wholly-owned subsidiary of our company, such that, after the merger:

•	ATX Group, Inc., a Delaware corporation and the issuer of the securities offered by this prospectus, will function as our holding company;

•	ATX Technologies, Inc. will survive as a wholly-owned subsidiary of ATX Group, Inc. and will function as our principal U.S. operating company;

•	ATX Europe GmbH will remain as a wholly-owned subsidiary of ATX Technologies, Inc. and will function as our principal Western European operating company;

•	each share of common stock in ATX Technologies will be exchanged for one share of ATX Group;*

•	all of the outstanding shares of preferred stock in ATX Technologies will be exchanged for 25,202,862 shares of common stock in ATX Group; and

•	all of the outstanding stock options and common stock purchase warrants in ATX Technologies will be assumed by ATX Group.

*	The information set forth in this Registration Statement on Form S-1, as filed with the SEC on March 9, 2004, does not give effect to the reorganization.

The ATX name and logo, OnGuard, and OnGuard Tracker name and logo are registered or unregistered trademarks or service marks owned by our company. Every other trademark, trade name or service mark appearing in this prospectus belongs to its owners.

Throughout this prospectus, we refer to the various entities through which BMW and Mercedes-Benz conduct their respective businesses as follows:

•	BMW—Canada refers to BMW Canada, Inc.;

•	BMW—North America refers to BMW of North America, LLC;

•	BMW—Europe refers to Bayerische Motoren Werke AG;

•	Mercedes-Benz—USA refers to Mercedes-Benz USA, LLC; and

•	Mercedes-Benz—Canada refers to Mercedes-Benz Canada, Inc.

Reference to BMW or Mercedes-Benz, without further qualification, refers to the respective brand, in general.

Our executive offices are located at 8550 Freeport Parkway, Irving, Texas, 75063 and our telephone number is 972.753.6200. Our website address is www.atxg.com. Information contained on our website does not constitute part of this prospectus.

The Offering

Common stock offered	shares
Common stock to be outstanding after this offering	shares

Use of proceeds

We plan to use the net proceeds from this offering:

•     to repay substantially all of the outstanding principal under a line of credit provided by our largest stockholder;

•     to repay, in full, the deferred payment obligation incurred in connection with the acquisition of Vodafone Passo; and

•     the balance for general corporate purposes, including continued business development.

Risk Factors`

This offering involves substantial risk. You should consider, among other factors identified in this prospectus, the following:

•     We cannot assure you that automakers will continue to integrate their vehicles with telematics or that they will do so at the rates we expect.

•     Our revenues are highly concentrated among a small number of automaker customers and the loss of one of these customers would materially harm our business and prospects.

•     Our key service agreements with OEM customers are of a limited term, permit these customers to drop telematics from their vehicle lines and contain specific, minimum service level standards that we must meet.

•     We have historically incurred losses and may never achieve sustained profitability.

•     Not all automakers can be expected to outsource their telematics programs.

•     We have relied, and expect to continue to rely, on revenues from consumer services. A decline in demand for these services would cause our business to suffer.

Please refer to “Risk Factors” beginning on page 11 to read about these and other factors that you should consider before buying shares of our common stock.

Proposed Nasdaq National Market symbol	ATXG

The common stock to be outstanding after this offering is based on and includes:

•	the number of shares outstanding on February 29, 2004, as adjusted for the for 1 share exchange to occur in connection with the reorganization;

•	25,202,862 shares of common stock to be issued in the reorganization upon the exchange of our preferred stock; and

•	3,652,605 shares of common stock to be issued contemporaneously with the offering upon conversion of the long-term, deferred interest under our line of credit.

This calculation excludes:

•	7,801,742 shares of common stock issuable to our employees, officers, consultants and directors upon the exercise of outstanding options. The weighted average exercise price of these options is $1.53 per share.

•	1,096,500 shares of common stock issuable as restricted stock or upon the exercise of stock options granted to certain employees, members of management and non-employee board members at the time of this offering. The exercise price of these options will be our initial public offering price.

•	2,137,857 shares of common stock issuable upon exercise of common stock purchase warrants. The weighted average exercise price of these warrants is $3.37 per share.

•	1,400,000 shares reserved for future issuance under our 2004 stock option plan.

Unless otherwise noted, the information in this prospectus:

•	gives effect to the reorganization described under “Corporate Information,” which is to occur immediately upon consummation of this offering;*

•	assumes no exercise of the underwriters’ over-allotment option; and

•	converts all currencies into the U.S. dollar, even though the actual currency involved may have been a foreign currency. All conversions of the Euro into U.S. dollars has occurred at an exchange rate of 1.00 Euro to 1.2557 U.S. dollars, which was the exchange rate in effect at December 31, 2003, unless specified otherwise.

*	The information set forth in this Registration Statement on Form S-1, as filed with the SEC on March 9, 2004, does not give effect to the reorganization.

Summary Historical and Pro Forma Financial Data

The following table sets forth a summary of our historical statement of operations data for the periods presented. The table also sets forth a summary of our unaudited pro forma financial information which gives effect to the acquisition of Vodafone Passo as if that acquisition had occurred on January 1, 2003 and certain other financial data including historical EBITDA, net cash provided by (used in) operating activities and capital expenditures. The pro forma, as adjusted, data gives further effect to this offering and our contemplated use of proceeds as well as the conversion of our deferred long-term interest under the line of credit and the reorganization, including the exchange of preferred stock into common stock in connection therewith. The unaudited pro forma and unaudited pro forma, as adjusted, financial data do not purport to represent what our results of operations or financial condition would actually have been had the transaction occurred on January 1, 2003 or to project our results of operations or financial condition for any future date or period. This information should be read in conjunction with “Selected Historical and Pro Forma Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes to the financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of results for any future period. Historical statements of operations data for Vodafone Passo, as a stand alone entity, may be found on page F-26 of this prospectus.

	Year Ended December 31,
	Historical					Pro Forma 2003	Pro Forma, As Adjusted 2003
	1999	2000	2001	2002	2003(1)
	(in thousands, except per share data)					(unaudited)
Statement of Operations Data:
Revenues, net	$1,210	$3,456	$14,151	$31,614	$49,403	$57,915	$
Direct costs	4,992	11,490	12,669	15,563	20,590	24,286

Gross profit (loss)	(3,782)	(8,034)	1,482	16,051	28,813	33,629
Sales and marketing	3,865	4,215	4,712	5,506	5,633	6,127
Product development	3,221	6,089	4,444	4,047	6,073	9,793
General and administrative	3,616	6,721	4,442	4,622	5,419	7,247
Depreciation and amortization (4)	2,547	7,482	9,376	6,197	7,127	8,274

Operating income (loss)	(17,031)	(32,541)	(21,492)	(4,320)	4,562	2,188
Interest expense	1,246	3,454	2,887	2,948	3,213	3,269
Other, net	(36)	(174)	(484)	(474)	(311)	(408)
Gain (loss) from discontinued operations	(7,893)	395	—	—	—	—		—

Net income (loss)	(26,134)	(35,426)	(23,896)	(6,794)	1,659	(673)
Deemed dividend to warrant holder	—	67	—	—	—	—
Accretion of discount on preferred stock	—	—	59	118	118	118		—

Net income (loss) applicable to common stock	$(26,134)	$(35,493)	$(23,955)	$(6,913)	$1,541	$(791)	$

Earnings (loss) per share of common stock:
Continuing operations	$(0.58)	$(1.12)	$(0.74)	$(0.21)	$0.05	$(0.02)	$
Discontinued operations	(0.25)	0.01	—	—	—	—

Basic	(0.83)	(1.11)	(0.74)	(0.21)	0.05	(0.02)
Diluted	(0.83)	(1.11)	(0.74)	(0.21)	0.02	(0.01)
Weighted average number of shares used in per share calculations:
Basic	31,396	32,085	32,258	32,258	32,261	32,261
Diluted(2)	31,396	32,085	32,258	32,258	63,377	63,377

Other Financial Data:
EBITDA(3)	$(14,484)	$(25,059)	$(12,116)	$1,876	$11,689	$10,462	$
Net cash provided by (used in) operating activities	(14,133)	(19,412)	(34)	8,145	19,083	21,976
Capital expenditures	3,116	7,815	7,062	2,466	2,796	3,000

(1)	Vodafone Passo was acquired on July 31, 2003. Accordingly, figures include five months of historical operations for that entity.
(2)	The diluted weighted average number of shares outstanding does not include 1,096,500 shares of common stock issuable as restricted stock or upon the exercise of stock options to be granted to certain employees, members of management and non-employee board members at the time of this offering.
(3)	EBITDA, meaning, earnings (loss) before interest, taxes, depreciation, amortization, nonrecurring charges, other income (expense) and gain (loss) from discontinued operations, is used as a supplemental financial measure by management and by outside examiners of our financial statements, such as investors and banks, to assess:

•	the financial performance of our assets without regard to financing methods, capital structures or historical cost basis;
•	the ability of our assets to generate cash sufficient to pay interest on our indebtedness; and
•	our operating performance and return on invested capital as compared to other companies including those in the telematics business, without regard to financing methods and capital structure.

EBITDA is not presented here in accordance with generally accepted accounting principles, nor is it intended as a replacement for, or alternative to, net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA excludes some, but not all, items that affect net income and operating income, and these measures may vary among other companies. Therefore, EBITDA as presented here, may not be comparable to similarly titled measures of other companies.

The following table reconciles net income (loss) to EBITDA:

	Year Ended December 31,
	1999	2000	2001	2002	2003
	(in thousands)
Net income (loss)	$(26,134)	$(35,426)	$(23,896)	$(6,794)	$1,659
Depreciation and amortization	2,547	7,482	9,376	6,197	7,127
Interest expense	1,246	3,454	2,887	2,948	3,213
Other, net	(36)	(174)	(484)	(474)	(311)
(Gain) loss from discontinued operations	7,893	(395)	—	—	—

EBITDA	$(14,484)	$(25,059)	$(12,116)	$1,876	$11,689

The following table reconciles net cash provided by (used in) operating activities to EBITDA:

	Year Ended December 31,
	1999	2000	2001	2002	2003
	(in thousands)
Net cash provided by (used in) operating activities	$(14,133)	$(19,412)	$(34)	$8,145	$19,083
Changes in working capital items and other	(9,454)	(8,532)	(14,485)	(8,743)	(10,296)
Interest expense	1,246	3,454	2,887	2,948	3,213
Other (income) loss	7,857	(569)	(484)	(474)	(311)

EBITDA	$(14,484)	$(25,059)	$(12,116)	$1,876	$11,689

(4)	Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” and as a result, have ceased to amortize goodwill after such date.

The following table sets forth a summary of our balance sheet data as of December 31, 2003 on:

•	an actual basis;

•	on an as-adjusted basis to reflect:

•	our receipt of estimated net proceeds of $ million from our sale of the shares of common stock in the offering, based on an assumed initial public offering price of $ per share, after deducting underwriting discounts and commissions and estimated offering expenses;

•	the repayment of approximately $23.1 million of principal under our line of credit;

•	the repayment of the deferred payment obligation incurred in connection with our acquisition of Vodafone Passo which, when converted to U.S. dollars at the exchange rate in existence on the transaction date, July 31, 2003, and February 29, 2004, would have been $6.8 million and $7.5 million, respectively;

•	the conversion of $6.0 million of deferred long-term interest under our line of credit into 3,652,605 shares of our common stock; and

•	the exchange of our preferred stock into an aggregate 25,202,862 shares of common stock in the reorganization.

	At December 31, 2003
	Actual	As Adjusted
		(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents(1)	$36,799	$
Total assets	76,240
Total liabilities	88,117
Redeemable preferred stock	65,672
Total shareholders’ equity (deficit)	(77,549)

(1)	Cash and cash equivalents include $4.6 million of restricted cash at December 31, 2003 required to be maintained in connection with the lease of our corporate headquarters in Irving, Texas.

RISK FACTORS

You should consider carefully the following risk factors before you decide to purchase our common stock. Investing in this offering is speculative and involves a high degree of risk. Any of the following risks, as well as other risks and uncertainties that are not yet identified or that we currently believe are immaterial, could harm our business, financial condition and operating results, could cause the trading price of our common stock to decline, and could result in a complete loss of your investment.

Risks Related to Our Business

We cannot assure you that automakers will continue to integrate their vehicles with telematics or that they will do so at the rates we expect.

The continued integration of telematics into vehicles, including traditional telematics functions such as those represented by our consumer services, is subject to a high level of uncertainty. The development and integration of future services that take advantage of recent and anticipated advances in technology, such as those represented by our OEM services, is subject to an even higher level of uncertainty. The uncertainty concerning the continuation of both traditional and future telematics services stems from a number of issues including:

•	the relative infancy of the industry itself;

•	uncertainties regarding the longer-term appeal of telematics to consumers;

•	technological uncertainties, including those relating to the value of the vehicle-specific data that can be generated from a telematics program;

•	competitive uncertainties, including whether current or future consumer products will materially alter or eliminate the industry altogether—consumer products that are or could become direct competition include location-enabled cellular telephones, PDAs and aftermarket telematics equipment; and

•	the difficulties associated with measuring the benefits of the service to either the OEM or the consumer.

As a result of these and other issues, automakers may abandon telematics altogether or limit the use of telematics to selected brands or pricing categories, such as the luxury pricing category. OEM services as a market segment may never achieve commercial viability. The growth projections for telematics-related activities that we have cited in this prospectus are only estimates by industry analysts and may not prove to be accurate. Accordingly, our estimates of the size of our anticipated market or the potential demand for our services may turn out to be inaccurate. If automakers do not integrate telematics programs into future automobiles, our business and prospects will be harmed and our commercial viability jeopardized.

Our revenues are highly concentrated among a small number of automaker customers and the loss of one of these customers would materially harm our business and prospects.

Substantially all of our revenues result from relationships with a small number of automakers; specifically, Mercedes-Benz—USA, BMW—Europe and BMW—North America. If we were to lose one or more of these key relationships, our business and prospects would be materially harmed. We expect that even if we are successful in developing relationships with additional automakers, our revenues will continue to be concentrated. For the years ended December 31, 2001, 2002 and 2003, programs with Mercedes-Benz and BMW collectively accounted for 91.3%, 97.4% and 97.9% of our total net revenues, respectively. The loss of any of these key relationships may send a negative message to other OEMs concerning telematics generally or our service offering specifically. Our relationship with BMW—Europe is relatively new. If we were to lose BMW—Europe, it could jeopardize our relationship with BMW—North America and may adversely affect our plans to develop a trans-Atlantic platform from which to provide service across Western Europe. We cannot assure you that Mercedes-Benz or BMW will be customers of ours in future periods.

Our key service agreements with OEM customers are of a limited term, permit these customers to drop telematics from their vehicle lines, and contain specific, minimum service level standards that we must meet.

Our key service agreements do not assure us of continuing revenues from those agreements. Our current agreement with Mercedes-Benz—USA is scheduled to expire during the first quarter of 2007. Our agreement with BMW—North America could expire during the fourth quarter of 2004 should it elect to provide us with written notice of termination on or before July 1, 2004. To the extent BMW—North America does not provide such notice, our agreement will renew for successive one-year periods. Portions of our written contract with BMW—Europe have already expired, although our arrangement remains governed by a course of conduct between us and a Framework Agreement that provides that the arrangement is terminable upon 12 months’ notice prior to the end of a calendar quarter. Accordingly, our BMW—Europe arrangement is potentially terminable at the end of the first quarter of 2005. Further, our written contract with Mercedes-Benz—Canada has also expired and, as such, our arrangement is largely governed by a course of conduct. To the extent that a disagreement arises between us and any OEM customer with whom a previous written contract has expired, we may have difficulties demonstrating the precise terms of that agreement. None of our customer agreements require the OEM to install telematics on any minimum number of models or vehicles or to continue supporting telematics programs at all. Our service agreements also require us to maintain certain minimum service level standards, including, among other things, adherence to specific acknowledgment times, specific account activation times and consistent systems availability. Our OEM contracts may be terminated by the OEM customer upon a material breach by us, including upon our failure to meet the required service levels. Accordingly, if our OEM customers were to voluntarily elect to drop telematics from their vehicle lines, if we were to fail to perform under the agreements as required or if our OEM customers were to terminate or permit to expire our arrangements, our revenues would decline and our prospects would be significantly limited. We cannot assure you that any of our OEM customers, including Mercedes-Benz—USA or BMW—North America, will renew their contracts with us when they expire or that, if they are renewed, they will be renewed on the same or similar terms. Further, we cannot assure you that we will be successful in executing new contracts with any of our OEM customers with whom previous written contracts have expired.

We have historically incurred losses and may never achieve sustained profitability.

Although we achieved profitability during the year ended December 31, 2003, we may not be profitable in future periods, either on a short or long-term basis. Prior to our most recent year end, we had never achieved profitability for any annual period. We incurred a net loss of approximately $23.9 million and $6.8 million for the years ended December 31, 2001 and 2002, respectively. In addition, on a quarterly basis, we incurred net losses in each of the first two calendar quarters of 2003. As of December 31, 2003, we had an accumulated deficit of approximately $114.7 million. There can be no assurance that losses will not recur in the future or that we will ever sustain profitability on a quarterly or annual basis. To the extent that revenues decline or do not grow at anticipated rates, increases in operating expenses precede or are not subsequently followed by commensurate increases in revenues or we are unable to adjust operating expense levels accordingly, your investment could be jeopardized.

Not all automakers can be expected to outsource their telematics programs.

Not all automakers will solicit the assistance of an outside service provider to perform the services component of their telematics programs and may decide instead to develop in-house telematics capabilities. If automakers in general, or any significant existing or potential OEM customer in particular, concludes that the disadvantages of engaging a third-party service provider for assistance outweigh the advantages, our business and prospects will suffer. OEM customers may resist using an outside telematics service provider such as us for a number of reasons, including:

•	the risks or perceived risks of providing third-party service providers with access to their proprietary technology or information;

•	a desire to retain control over all consumer-related functions;

•	concerns over the level of service to be expected from a third-party service provider and the ability to properly measure acceptable levels of service; and

•	a belief that the OEM maintains all of the necessary infrastructure, personnel, systems and other resources necessary to manage the program internally.

For those OEM customers that do outsource telematics, not all will ultimately embrace our approach to telematics services.

We have relied, and expect to continue to rely, on revenues from our consumer services. A decline in demand for these services would cause our business to suffer.

We depend on consumer services for substantially all of our net revenues and expect this trend to continue at least for the next three calendar years, and perhaps longer. Factors that may negatively affect sales of our consumer services, some of which are beyond our control, include the following:

•	a loss of one or more of our existing relationships with leading automakers, or a decision by one of these automakers to drop telematics from its vehicle lines;

•	downward pressure on the price that we can charge for our services, including as a result of increased competition or an increase in the number of lower priced vehicles installed with our programs, should that occur;

•	the decision by current or prospective OEM customers to refrain from adopting a more customized telematics program, such as the type we provide;

•	a change in our programs, whether required by the OEMs or otherwise, that materially modifies the value of our programs to consumers or the way we introduce, bill or collect for our services;

•	decreased subscriber renewal rates; and

•	technological change.

Any factors adversely affecting the pricing of our OEM customers’ subscription fees or demand for our consumer services will cause our consumer services revenue to decline, our business to suffer and our prospects to be limited.

Because our service offering is not diversified, a decrease in the number of vehicles under service will seriously harm our business.

We do not offer a diversified product line or group of services, nor are we funded by an entity that offers a diversified product line or group of services, as some of our competitors are. Consequently, if the number of vehicles serviced by us declines precipitously, our business would be seriously harmed, and it may be difficult for us to recover, because we do not have access to the breadth of products or services that would enable us to sustain our business while seeking to develop new types of products or services or other markets for our services. In addition, because our technical know-how and intellectual property have limited application, we may be unable to leverage our technical know-how and intellectual property to diversify our service offering or develop other services or sources of revenue outside our current niche market.

We do not expect to sustain the recent growth rate of vehicles under service.

You should not rely on the growth rate in the number of vehicles serviced by us during any prior periods as an indication of our future growth rate. Due primarily to the expansion of our relationships with Mercedes-Benz and BMW in the United States, the number of vehicles serviced by us grew at a significant annualized growth rate during the period from December 31, 2000 to December 31, 2003. Specifically, the number of vehicles serviced by us during this period increased by 37.6% on an annualized basis. We do not expect similar growth rates for vehicles under service in future periods.

If automakers do not seek to expand the functionality of their telematics programs to use our OEM services, we will be faced with changing our long-term growth strategy, which could prove costly, time-consuming or, ultimately, impossible.

We cannot be certain that our current, long-term growth strategy is correct or that we will be in a position to identify and execute an alternative strategy, should this prove necessary. Prior to the year ended December 31, 2003, we did not generate any revenues from the provision of OEM services. During that year, we derived less than one percent of our total revenues from these services. We expect that revenues from OEM services will continue to account for a small percentage of our revenues for at least the next three calendar years. Nevertheless, our current, long-term growth strategy contemplates that revenues derived from OEM services will comprise a larger percentage of total revenues over time and we are continuing to expend resources to pursue this strategy. Because this market segment is new, we cannot be certain of its size or growth potential. The growth of our OEM services is speculative. Our assumptions regarding the future possible demand for our OEM services are based on management’s view of the progression and evolution of telematics as an industry only. We cannot provide assurances that our OEM customers will view our industry the same way we do. To the extent automakers do not seek to expand the functionality of their telematics programs to use our OEM services, we will be faced with changing our long-term growth strategy, which could prove costly, time-consuming or, ultimately, impossible.

Even if the demand for our OEM services materializes, we may experience difficulties in developing, introducing or marketing such services.

We do not have significant experience developing, introducing or marketing our OEM services, all of which could result in our inability to successfully deliver such services in the future. To date, the design of our OEM services has been based on our own internal efforts and feedback from a limited number of existing and potential customers. In order for our OEM services to successfully evolve to a point of possible commercial viability, we must, among other things, work closely with automakers, in-vehicle hardware manufacturers, and others to develop supporting or complementary products and services that, in some cases, are not currently commercialized. In addition, we must predict and manage evolving and inconsistent standards within the telematics industry and, in many cases, changing customer demands. We must also convince automakers that tangible operational efficiencies can be realized from the use of our OEM services. Consequently, to commercially exploit any potential market demand for OEM services, we must anticipate changes, enhance our current service offering, develop and introduce new OEM services that keep pace with technological advancements and address the increasingly sophisticated needs of our OEM customers. We cannot be certain that we will be in a position to develop, market or introduce customer-accepted OEM services, even if the demand for such services materializes.

If prospective customers delay telematics integrations to evaluate new service offerings, including the OEM services that we may introduce in the future, our financial results could be adversely affected.

We intend to continue to introduce new services, including OEM services which we believe will be attractive to OEMs and their dealers. In response to these introductions, prospective customers may delay integrations of our services, including consumer services, which could adversely affect our financial results.

We depend on components and enabling technologies provided by others.

Our systems and services integrate and support various components and enabling technologies supplied by others. Specifically, we depend on in-vehicle hardware manufacturers, like Motorola and, to a much lesser extent, Delphi, Alpine, Denso and Siemens; wireless carriers, like AT&T, Verizon and Sprint; and global positioning systems provided by the United States government. We also rely on content providers, like Tele Atlas and Navigation Technologies, Inc. for digital mapping technology. As a result, our service offering is dependent on these companies and others like them to provide quality goods and services in sufficient quantities and in a timely fashion. In the past, we have experienced delays in a telematics program launch, which has postponed service revenue to us, due to delays by one or more third-party providers. We may experience similar such delays in the future. In some cases, we rely on licenses provided by third parties. We cannot assure you that the licenses we maintain with third-party providers will continue to be available to us on commercially reasonable terms, if at all. Moreover, the time and resources that these third parties devote to our shared OEM customers and the telematics industry are not within our control. If automakers do not have continued access to these providers or others like them, we will be unable to deliver our services, our business will suffer and our revenues will decrease. Risks associated with the continued availability of these products or services include the following:

•	Motorola is the manufacturer of a substantial majority of the in-vehicle hardware components used by our OEM customers; accordingly, any disruption in Motorola’s production or support of these components could have a negative impact on our business.

•	Satellite-based location technology providers depend upon government programs for the operation and maintenance of satellites; accordingly, any change in such government programs could have a negative impact on our business.

•	Our ability to sell our services depends, in part, on the compatibility of our services with other vendors’ in-vehicle hardware, location technology, wireless communications and content products. These vendors may change their products so that they will no longer be compatible with our services.

If one or more of the third-party providers we depend upon were to experience difficulty in timely supplying the demand of our OEM customers, there could be a substantial delay before an alternative strategy could be developed or deployed, if at all. Under this scenario, our services may cease to function, consumer satisfaction would suffer and automakers could abandon the integration of telematics into their vehicles altogether.

Systems failures or interruptions to our service may have a negative impact on our revenues, damage our reputation and decrease our ability to attract new customers to our service offering.

Our ability to provide uninterrupted service and high quality customer support will depend on the efficient and uninterrupted operation of our computer and communications systems. The systems used by us to integrate the various elements of our OEM customers’ telematics programs and deliver our services are complex and may contain undetected errors, especially when first introduced. These errors may not be discovered until after a vehicle model has been launched with our service offering, or consumers begin using the service. Further, our services may not function properly if certain necessary third-party systems fail, or if some other unforeseen act or natural disaster should occur. Any disruption of our services, computer systems or communications networks, or those of third parties that we rely on, could result in the inability of consumers to receive our services for an indeterminate period of time which could cause us to lose OEM customer confidence or revenue, or to face litigation. We include provisions in certain of our agreements with OEM customers that are intended to limit our exposure to potential liability for damages arising out of defects or errors in our systems. However, the nature and extent of these limitations vary from agreement to agreement, and it is possible that these limitations may not be effective as a result of unfavorable judicial decisions or current or future laws enacted in one or more of the jurisdictions in which we do business. In addition, our business and reputation will be harmed if consumers believe our service is unreliable. Although we maintain certain elements of technological, power, communications, personnel and site redundancy, we are not fully redundant. If we experience frequent or persistent systems failures, our business and prospects would be irreparably harmed.

We may be exposed to potential liability for actual or perceived failure to provide required services.

Because consumers subscribing to our service rely on us in emergency situations, we may be exposed to potential claims for damages, including special or consequential damages, as a result of an actual or perceived failure of our services. Our failure or inability to meet a driver’s expectations in the performance of our services, or to do so in the time frame required by the driver, regardless of our responsibility for failure, could:

•	result in a claim for substantial damages against us;

•	divert management’s attention and resources;

•	damage our business reputation; and

•	discourage other automakers from integrating telematics into future vehicles or from engaging us to provide telematics services.

We maintain certain contractual limitations of liability and insurance against some of these risks; however, there can be no assurance that such provisions would be enforced or effective or that such insurance would be sufficient to cover the cost of damages. Further, no assurance can be made that insurance will continue to be available at commercially reasonable rates. If we are unable to rely on our contractual limitations of liability and/or maintain sufficient insurance, our business could be harmed.

We may be exposed to potential liability in connection with our decision to stop supporting the OnGuard Tracker product.

We previously manufactured in-vehicle hardware components referred to as OnGuard Tracker which we continued to support until the end of the applicable subscription period, December 31, 2003. On that date, we provided service to less than 500 consumers under this program, all of whom had their service terminated effective January 1, 2004. Our decision to terminate the support of this product could result in a claim for damages against us or damage our reputation.

Competition is intense, may intensify and could result in downward pricing pressure, reduced margins and the loss of market share.

Competition for our services is intense, is expected to continue and in some cases may intensify. Increased competition could result in downward pricing pressure, reduced margins and the loss of market share. Our major competitor in North America is OnStar. We estimate that OnStar, the largest telematics service provider in terms of overall subscribers and a division of General Motors Corporation, provided service to a significant majority of all telematics-serviced vehicles on the road at December 31, 2003. Indirectly, we also compete with wireless devices such as cellular telephones and carriers of mobile communications, as well as aftermarket providers such as Network Car. As wireless providers in the U.S. market complete their service build-out for location based services, this competition may increase significantly or could jeopardize the commercial viability of our service offering altogether. Our major competitors in Europe are T-Mobile Traffic, Wireless Car, TargaSys, OnStar and IMA. T-Mobile Traffic currently provides telematics services to Mercedes-Benz in Western Europe under the name Mercedes-Benz Tele Aid and, therefore, already maintains a relationship with one of our key OEM customers. We compete to a lesser extent with systems developed internally by current and prospective OEM customers. Some of our competitors may have, in relation to us, one or more of the following: longer operating histories, larger installed consumer bases, longer-standing relationships with OEM customers, greater name recognition and greater financial, technical, marketing, customer service, public relations and other resources. As a result, these competitors may be able to more quickly develop or adapt to new or emerging technologies and changes in customer requirements, or devote greater resources to the development, promotion and sale of their services. Additionally, it is likely that new competitors, including additional wireless carriers, or alliances among existing competitors could emerge and rapidly acquire significant market share.

Our recent growth has placed a significant strain on our management systems and resources, and we may be unable to effectively control future growth, if any, as a result.

We have grown reasonably quickly since our decision to focus exclusively on telematics services and systems integration for the OEM marketplace in August 1999. This growth has placed a significant strain on our systems, processes, resources, management and other infrastructure and support mechanisms. We expect that any future growth that we experience will place an even greater strain on these resources. To manage the anticipated growth of our operations, we will be required to:

•	improve existing and implement new operational, financial and management information controls, reporting systems and procedures;

•	establish relationships with additional vendors, suppliers and strategic partners and maintain our existing relationships; and

•	hire, train, manage and retain additional personnel, especially qualified sales and marketing and brand team members.

To the extent we are unable to assemble the personnel, controls, systems, procedures and relationships necessary to manage our future growth, if any, management resources may be diverted and our opportunity for success limited.

We must successfully safeguard the brand quality of our OEM customers.

We believe that safeguarding and strengthening the brand quality of our automaker customers is critical to maintaining key strategic relationships and our ultimate success. Supporting the brand quality of our customers may become more challenging as we develop relationships with other automakers, including, potentially, those manufacturers with a greater percentage of vehicles below the luxury category. Promoting our customers’ brand will depend largely on our ability to provide high quality services and consumer support, as well as the ability to provide custom solutions to our OEM customers’ telematics requirements. These activities are expensive and we may not generate a corresponding increase in vehicles under service or revenues to justify these costs. If we fail to successfully safeguard the brand quality of our existing and prospective automaker customers, our business and prospects will be harmed.

The sales cycle for our services is long, which could harm our quarterly results.

Sales of our service offering are made to large automakers and involve lengthy sales cycles and implementation processes. Further, the exact timing of each implementation is, in essence, at the discretion of the OEM customer. Sales to this type of customer generally require an extensive sales effort throughout the customer’s organization and final approval by an executive officer or other senior-level approval. We expend substantial management efforts pursuing these sales. Additionally, potential customers often maintain extensive processes for internal approval, contracting and procurement, which may cause potential service integrations to be delayed or foregone. As a result of these and other factors, it may take three years, and perhaps longer, to proceed from initial contact to commercial deployment of a telematics program. Accordingly, our ability to forecast the timing of a particular program launch is limited, and the deferral or loss of one or more significant sales could harm our financial results in a particular quarter.

Regulation of products and services that collect personally-identifiable information or otherwise monitor an individual’s activities may make the provision of our services more difficult or expensive and could jeopardize our growth prospects.

Certain technologies that we currently, or may in the future, support are capable of collecting personally-identifiable information and vehicle-specific information such as performance data and error codes. Vehicle-specific information may also reveal personally-identifiable information. We anticipate that as telematics programs develop in the future, it will be possible to collect or monitor substantially more of this kind of information. A growing body of laws designed to protect the privacy of personally-identifiable information, as well as to protect against its misuse, and the judicial interpretations of such laws, may adversely affect the growth of our business. In the United States, these laws could include the Federal Trade Commission Act, the Electronic

Communications Privacy Act, the Fair Credit Reporting Act, the Gramm-Leach Bliley Act, as well as various state laws and related regulations. In addition, certain governmental agencies, like the FTC, have the authority to protect against the misuse of consumer information by targeting companies that collect, disseminate or maintain personal information in an unfair or deceptive manner. We are also subject to the laws of those foreign jurisdictions where we operate, some of which (including Germany, the U.K. and Canada), currently have more protective privacy laws. In Germany and other Western European countries, for instance, data protection laws may have broad implications for our services. In particular, such laws could limit our ability to collect information related to users of our services, to store or process that information in what would otherwise be the most efficient manner, or to commercialize new services based on new technologies. The evolving nature of all of these laws and regulations, as well as the evolving nature of various governmental bodies’ enforcement efforts, and the possibility of new laws in this area, may adversely affect our ability to collect and disseminate or share certain information about consumers and may negatively affect the ability of automakers or dealers to make use of that information. If we fail to successfully comply with applicable regulations in this area, our business and prospects could be harmed.

Consumers may not want us collecting, storing or using personally-identifiable data, which could jeopardize the telematics industry generally or our business specifically.

Consumer sentiment regarding privacy issues is constantly evolving. Such consumer sentiment may affect the buying public’s interest in our current or future service offering. In some cases, consumer groups and individual consumers have already begun to vigorously lobby against, or otherwise express significant concern over, the collection, storage and/or use of personally-identifiable information. Accordingly, privacy concerns of consumers may influence automakers to refrain from adopting telematics programs, especially those which involve more robust programs, which could in turn harm the overall telematics industry or, depending on our programs, our prospects. Moreover, strong consumer attitudes often precipitate new regulations like the ones described above. If we fail to successfully monitor and consider the privacy concerns of consumers, our business and prospects would be harmed.

Our protection of intellectual property may not allow us to effectively prevent others from using our business model or our technology.

We rely on copyright protection for our works of authorship and trade secret protection for our technical know-how and confidential information. We do not currently maintain patent protection for our business model or our technology and we currently do not plan significant patent applications in the future. As a result, we will not have patents that preclude or inhibit others from entering our market. We generally enter into confidentiality agreements with our employees, vendors and consultants and with our clients and corporations with whom we have strategic relationships; however, the terms of these agreements vary and may not provide us with adequate protection against non-disclosure. In addition, we attempt to maintain control over, access to, and distribution of our intellectual property and technical know-how; however, despite these efforts, unauthorized parties may attempt to copy aspects of our service offering or the documentation used by us in delivering such services or to obtain and use other information that we regard as proprietary. Monitoring infringement of intellectual property rights is difficult and we cannot be certain that the steps we have taken will prevent unauthorized use of our intellectual property and technical know-how, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. Accordingly, other parties, including competitors, may:

•	duplicate our service offering;

•	independently develop technologies that are substantially equivalent or superior to ours; or

•	exploit technologies that were developed under agreements with us giving them co-equal or exclusive rights in those technologies.

We may become involved in intellectual property or other disputes that could cause us to incur substantial costs, divert the efforts of our management, require us to pay substantial damages or require us to obtain licenses, which may not be available on commercially reasonable terms, if at all.

Third parties, including competitors, may already have patents on inventions, or may obtain patents on new inventions in the future, that could limit our ability to provide services that we provide now or new services we may provide in the future. Such third parties may claim that our products or services infringe their patent rights and assert claims against us. In addition, we have agreed in some of our contracts, and may in the future agree in other contracts, to indemnify third parties for any expenses or liabilities resulting from claimed infringements of the proprietary rights of third parties as it relates to the services we provide. We, or third parties that we are obligated to indemnify, may receive notifications alleging infringements of intellectual property rights relating to our business, the provision of our services or the products previously sold by us. We are currently defending a patent infringement action alleging that certain of our previously produced OnGuard Tracker systems and certain of the products installed and sold by former and current OEM customers infringed patents held by third parties. Although we are vigorously defending this claim and will continue to defend against such claims against us or possibly our customers or manufacturers in the future, litigation with respect to patents or other intellectual property matters, whether with or without merit, could be time-consuming to defend, result in substantial costs and diversion of management and other resources, cause lapses in providing our services, or require us to enter into royalty or licensing agreements, any or all of which could have a material adverse effect on our business, operating results and financial condition. If any infringement claim is successful against us, we may be required to pay substantial damages or we may need to seek and obtain a license of the other party’s intellectual property rights. We may be unable to obtain such a license on commercially reasonable terms, if at all. We may be required to redesign those services that use the infringed technology. Moreover, we may be prohibited from selling, using, or providing our services that use the challenged intellectual property. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to cover us for all liability that may be imposed.

We may be unable to realize the anticipated benefits of our acquisition of Vodafone Passo GmbH.

The attractiveness to us of the operations of Vodafone Passo derives, in large measure, from the growth opportunities and cost savings we hope to achieve from the integration of Vodafone Passo’s operations with ours and our plans to strengthen our trans-Atlantic service offering to global automakers. However, we have limited experience with integrating or managing multi-office operations, domestically or internationally. Our success in realizing these and other anticipated benefits could be adversely affected by a number of factors, many of which are outside our control. These factors include:

•	difficulties or unexpected costs in integrating the existing operations of Vodafone Passo with our own, including information systems, networks and administrative functions;

•	whether we will be successful in converting the operations platform currently used by Vodafone Passo to the platform we use in North America;

•	complexities associated with refocusing the personnel, culture, process methodologies and management of Vodafone Passo from the engineering-based objectives maintained previously, to the operating-based objectives maintained by us;

•	whether we will be successful in improving the rate at which Western European OEMs equip their vehicles with telematics, which rate has historically been lower than in North America;

•	difficulties in managing an international business and integrating its operations into a U.S. entity; and

•	possible loss of key personnel.

We cannot assure you that we will realize the anticipated benefits from the acquisition of Vodafone Passo or that the acquisition will not harm our existing business.

We may not receive the intended benefits of future acquisitions or other business relationships.

We may in the future pursue acquisitions of businesses or technologies, or the establishment of joint venture, strategic partnership or other arrangements that could expand our business and service offerings. The negotiation of potential acquisitions or strategic relationships, as well as the integration of an acquired or jointly developed business, technology or service, could cause diversion of management’s time and resources. Future acquisitions and strategic relationships by us could result in potentially dilutive issuances of equity securities, a material reduction in cash reserves, the incurrence of debt and contingent liabilities, research and development write-offs and other acquisition-related expenses. We cannot assure you that any acquisition or joint venture will be successfully integrated with our operations. If we were to pursue any such acquisition or strategic relationship, we may not receive the intended benefits of the acquisition or strategic relationship.

Part of our business is conducted outside of the United States, exposing us to additional risks that may not exist in the United States which, in turn, could cause our business and operating results to suffer.

We provide service to vehicles traveling in certain foreign countries, including Canada, Germany and the U.K. For the year ended December 31, 2003, approximately 14.6% of our total net revenues were generated outside the United States, approximately 74.6% of which were generated in Germany. Our international operations are subject to risks, including:

•	changes in governmental regulations, including regulation of personally-identifiable information;

•	fluctuations in the exchange rate between foreign currencies, especially the Euro and the U.S. dollar;

•	difficulties and costs of staffing and managing operations in certain foreign countries;

•	possible difficulties with a quick or efficient winding down of our foreign operations, should this prove necessary;

•	work stoppages or other changes in labor conditions;

•	political or economic instability; and

•	taxes.

We intend to continue to expand internationally, including to France and Italy. Establishing operations in any other foreign country or region presents risks such as those described above as well as risks specific to the particular country or region. If our international expansion efforts in any foreign country are unsuccessful, we may decide to cease operations, which would likely cause us to incur additional expenses. In addition, changes in policies and/or laws of the United States or foreign governments resulting in, among other things, restrictions on, or regulation of, telematics usage, higher taxation, currency conversion limitations or restrictions on fund transfers, could reduce the anticipated benefits of our international expansion. Furthermore, any actions by countries in which we conduct business to reverse policies that encourage foreign trade or investment could adversely affect our business. If we fail to realize the anticipated revenue growth of our future international operations, our business and operating results could suffer.

The integration of our Chief Financial Officer and new independent directors into our management team may interfere with our operations.

We have recently hired a new Chief Financial Officer and appointed three new independent directors. To integrate into our company, each of these individuals must spend a significant amount of time learning our business model, our management system and, in some cases, our industry. Our CFO must do this in addition to performing his regular duties. All of our new directors also maintain full-time employment or other business interests outside of our company. If we fail to complete this integration in an efficient manner, our business and prospects will suffer.

Because of our President and Chief Executive Officer’s history with us, and his role in formulating our strategy for long-term success, we may be inhibited from growing our business if we were to lose his guidance.

We are dependent in large part on the services of our President and Chief Executive Officer, Steven A. Millstein. Mr. Millstein has led our company throughout our most recent period of growth. In addition, Mr. Millstein has been important in the design and development of our OEM services to date and is expected to continue to be involved in the promotion of our OEM services to automaker customers in the future. Although we maintain an employment agreement with him, Mr. Millstein can voluntarily terminate this agreement with us at any time. We do not carry “key person” life insurance on Mr. Millstein. The loss of Mr. Millstein could inhibit our ability to grow our business successfully over the longer term.

Risks Related to Our Offering

Management could spend or invest the proceeds of this offering in ways with which the stockholders may not agree.

We have no current specific allocations for $             million of the aggregate net proceeds to be derived from this offering. Consequently, our board of directors and management will have substantial flexibility and broad discretion in applying this portion of the net proceeds of this offering, and investors will be relying on the judgment of our management regarding the application of these proceeds. The failure by management to apply such funds effectively could have a material adverse effect on our business and financial condition. We generally intend to use the unallocated net proceeds of this offering for general corporate purposes, including continued business development. In addition, we may use a portion of the unallocated net proceeds to make possible acquisitions. Pending such uses, we intend to invest the unallocated net proceeds of this offering in short-term, investment grade instruments, certificates of deposit or direct or guaranteed obligations of the United States.

There may not be an active market for our common stock, making it difficult for you to sell your shares.

This is our initial public offering, which means that there is no current market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters and may bear no relationship to the price at which shares of our common stock will trade upon completion of this offering. Our common stock may not be traded actively after this offering. An illiquid market for shares of our common stock may result in lower trading prices and increased volatility, which could negatively affect the value of your investment.

Our common stock will likely be subject to substantial price and volume fluctuations due to a number of factors, some of which are beyond our control.

Share prices and trading volumes for certain telematics-related companies, as well as companies believed to be comparable to telematics-related companies, fluctuate widely for a number of reasons, including some reasons which may be unrelated to their businesses or results of operations. As an example, we believe some investors closely link the performance of automaker stocks with the stocks of telematics-related companies. This market volatility, as well as general domestic or international economic, market and political conditions, could materially adversely affect the price of our common stock without regard to our operating performance. In addition, our operating results may be below the expectations of public market analysts and investors. If this were to occur, the market price of our common stock would likely decrease.

Significant fluctuations in the market price of our common stock could result in securities class action claims against us, which could seriously harm our business.

Securities class action claims have been brought against companies in the past where volatility in the market price of that company’s securities has taken place. In addition, since 1999, the costs of settling this kind of litigation have increased dramatically. Litigation such as this could be costly and divert our management’s attention and resources, and any adverse determination in this litigation could also subject us to significant liabilities, any or all of which could adversely affect our business and operating results.

Anti-takeover provisions in our certificate of incorporation may make it more difficult for someone to acquire us in a hostile takeover.

Upon completion of this offering, our board of directors will have the authority to issue up to 10,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by our stockholders. The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that we may issue in the future. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding shares. We have no current plans to issue any shares of the preferred stock.

In addition, our certificate of incorporation contains certain provisions that, together with the ownership position of our officers, directors and their affiliates, could discourage potential takeover attempts and make attempts by stockholders to change management more difficult, which could adversely affect the market price of our common stock.

The sale of shares eligible for future sale in the open market could depress our share price.

Sales of substantial amounts of common stock (including shares issued upon the exercise of outstanding options and/or common stock purchase warrants) in the public market after this offering could cause the market price of our common stock to decline. Those sales also might make it more difficult for us to sell equity-related securities in the future or reduce the price at which we could sell any such equity-related securities.

All of the shares sold in this offering will be freely tradable without restriction under the Securities Act unless those shares are held by “affiliates” as that term is defined in Rule 144 under the Securities Act. Of the outstanding shares not sold in this offering and assuming no exercise by the underwriters of their option to purchase additional shares of common stock from one of our stockholders in the over-allotment option, the following shares can be sold at the following times:

•	shares will be immediately eligible for sale as of the date of this prospectus;

•	shares will become eligible for sale between the date of this prospectus and 180 days after the date of this prospectus; and

•	shares will be eligible for sale 180 days after the date of this prospectus, shares of which will be subject to Rule 144 volume limitations.

Our underwriters may, in their sole discretion at any time without public notice, release all or any portion of the shares subject to lock-up agreements.

As of the date of this prospectus, options to purchase a total of 7,801,742 shares of our common stock were outstanding, of which 5,940,279 are currently exercisable. In addition, we plan to grant stock options and restricted stock for 1,096,500 shares to certain employees, members of management and non-employee board members at the time of this offering. We intend to file a Form S-8 registration statement under the Securities Act to register all of the shares issuable under our stock option plans. Accordingly, the shares underlying these options will be eligible for sale in the public markets, subject to vesting restrictions and the lock-up agreements executed in favor of the underwriters.

If you purchase shares of common stock sold in this offering, you will experience immediate dilution.

If you purchase shares of common stock in this offering, you will experience immediate dilution of $             per share, because the price that you pay, assuming an initial public offering price of $            , would be substantially greater than the net tangible book value per share of common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our capital stock. You will experience additional dilution upon the exercise of stock options and common stock purchase warrants to purchase common stock and the issuance of restricted stock to our employees under our equity incentive plans.

After this offering, our executive officers, directors, and their affiliates, in the aggregate, will control approximately     % of our voting stock, or approximately     % if the over-allotment option is exercised.

Our executive officers, directors and their affiliates own a large enough stake in us to control the matters presented to stockholders. As a result, these stockholders may have the ability to control all matters requiring stockholder approval, including the election and removal of directors, the approval of significant corporate transactions, such as any merger, consolidation or sale of all or substantially all of our assets, and the control of the management and affairs of our company. Accordingly, such concentration of ownership may have the effect of delaying, deterring or preventing a change in control of our company, impeding a merger, consolidation, takeover or other business combination or discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of our company, which in turn could have a negative effect on the market price of our stock.

If securities or industry analysts do not publish research or reports about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend on, among other things, the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Being a public company will increase our administrative costs.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission, have required changes in corporate governance practices of public companies. In addition to final rules and rule proposals already made by the Securities and Exchange Commission, the National Association of Securities Dealers, or NASD, has adopted revisions to its requirements for companies, such as us, that are Nasdaq-listed. We expect these new rules and regulations to increase our legal and financial compliance costs, and to make some activities more time consuming and/or costly. For example, as a result of becoming a public company we have added additional independent directors, created several board committees, adopted additional internal controls and disclosure controls and procedures, retained a transfer agent, a bank note company, and a financial printer, adopted an insider trading policy and will have all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These new rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” contains forward-looking statements. These statements relate to future events or to our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as “may,” “could,” “expect,” “intend,” “plan,” “seek,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could materially affect actual results, levels of activity, performance or achievements. Factors that may cause actual results to differ materially from current expectations, which we describe in more detail elsewhere in this prospectus under the heading “Risk Factors,” include, but are not limited to:

•	slower than expected development of the telematics industry or any event which causes telematics to be less attractive to consumers;

•	an inability to secure additional OEM customers, thereby continuing our dependence on only a few customers;

•	the loss of Mercedes-Benz or BMW as key customers;

•	the introduction of competitive products, including cellular telephones with location-based functionality;

•	an inability to achieve sustained profitability;

•	failure to implement our short or long-term growth strategies;

•	additional government regulation;

•	increased operating expenses;

•	third-party claims or litigation; and

•	deteriorating financial performance.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary significantly from what we projected. Any forward-looking statement you read in this prospectus reflects our current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. We assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act, each of which provide protection in connection with certain forward-looking statements, do not directly protect any statements we make in connection with this offering.

MARKET SHARE, RANKING AND OTHER DATA

We have obtained some of the market data and forecasts that we use in this prospectus from independent industry sources. Market data and forecasts obtained in this manner include the size and growth rates for light vehicles, telematics generally and telematics services specifically. We have not independently verified that data. Other data including market share, ranking and similar such information contained in this prospectus is based either on management’s own estimates, industry publications or other published independent sources but, in each case, are believed by management to be reasonable estimates. Data of this nature is subject to change and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties.

USE OF PROCEEDS

We estimate that we will receive approximately $          million in net proceeds from the sale of our common stock in this offering based on an assumed initial public offering price of $          per share (the midpoint of the estimated initial public offering price range) after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use our proceeds from this offering for the following:

•	approximately $23.1 million to repay substantially all of the outstanding principal under a line of credit provided by our largest stockholder and a director, Dr. James R. Leininger;

•	to repay, in full, the deferred payment obligation owed to Vodafone Holding GmbH, an affiliate of one of our significant stockholders, Vodafone Deutschland GmbH, in connection with our recent acquisition of Vodafone Passo, which, when converted using the exchange rate in effect on February 29, 2004, was $7.5 million; and

•	the balance of approximately $ for general corporate purposes, including continued business development.

In addition, we may use a portion of the net proceeds of this offering to acquire or invest in businesses, products, services or technologies complementary to our current business, through mergers, acquisitions, joint ventures or otherwise. However, we have no specific agreements or commitments and are not currently engaged in any negotiations with respect to these transactions.

The amount and timing of our actual expenditures for general corporate purposes will vary significantly depending on a number of factors, including such factors as the amount of cash generated by our operations. Accordingly, our management will have broad discretion in the application of the unallocated portion of the net proceeds generated from this offering. You will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use these proceeds. Pending such uses, the unallocated net proceeds will be primarily invested in short-term, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States.

We amended our line of credit agreement with Dr. Leininger on March     , 2004 in contemplation of this offering. Prior to this amendment, the line of credit was to mature in June 2004; however, as amended, we have the obligation to repay approximately $23.1 million of the outstanding principal upon consummation of this offering. The remaining $100,000 of outstanding principal is due and payable on or before the date that is 12 months after our initial public offering; however, either Dr. Leininger or we can extend the maturity date up to six months for the remaining $100,000 upon notice to the other. Approximately $6.0 million of long-term, deferred interest under the line of credit will be converted into 3,652,605 shares of common stock immediately upon closing of this offering. Amounts outstanding under the line bear interest at the rate of 9.0% per annum and interest payments are due quarterly. To the extent this offering does not close by September 30, 2004, principal and interest under the line will be due quarterly over a three-year term with a $10.0 million balloon payment due at the beginning of that term. For a more complete description of our arrangements with Dr. Leininger, please see “Certain Relationships and Related-Party Transactions—Transactions with Dr. Leininger.”

The deferred payment obligation to Vodafone Holding GmbH to be satisfied from a portion of the proceeds from this offering was entered into on July 31, 2003 in connection with the acquisition of Vodafone Passo. Specifically, we have an obligation to pay €6.0 million to Vodafone Holding which, when converted to U.S. dollars at the exchange rate in effect on the date of the transaction (1.00 Euro to 1.1346 U.S. dollars) was $6.8 million, and when converted to U.S. dollars at the exchange rate in effect on February 29, 2004 (1.00 Euro to 1.2493 U.S. dollars) was $7.5 million. The actual amount necessary to fully repay our deferred payment obligation to Vodafone Holding, in U.S. dollars, will be based on then existing exchange rates. We amended our agreements with Vodafone and its affiliates on March     , 2004 in contemplation of this offering. Among other

things, we voluntarily agreed with Vodafone to prepay our deferred payment obligation with funds derived from this offering in return for their agreement to permit their shares of preferred stock to be exchanged for common stock as part of the reorganization. Under its terms, the deferred payment obligation does not accrue interest; however, for both accounting and United States tax purposes, we impute interest at 6.45% per annum. For a more complete description of our arrangements with Vodafone and its affiliates, please see “Certain Relationships and Related-Party Transactions —Transactions with Vodafone.”

The principal purposes of this offering are to obtain additional capital to repay substantially all of our line of credit, to repay the deferred payment obligation incurred in the acquisition of Vodafone Passo, to create a public market for our common stock, and to facilitate our future access to the public equity markets.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We currently intend to retain our future earnings, if any, to finance the further development and expansion of our business and do not intend to pay cash dividends for the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in future financing instruments and other factors our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2003:

•	on an actual basis;

•	on an as-adjusted basis to give effect to (1) our sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, (2) the application of the net proceeds of this offering as described under “Use of Proceeds,” (3) the conversion of $6.0 million of deferred long-term interest under our line of credit into 3,652,605 shares of our common stock and (4) the exchange of our preferred stock into an aggregate 25,202,862 shares of common stock in the reorganization.

This information should be read in conjunction with the more detailed financial statements and notes thereto included elsewhere in this prospectus.

	As of December 31, 2003
	Actual	As Adjusted
	(in thousands, except share data)
Cash and cash equivalents(1)	$36,799	$

Long-term debt, including current portion(2)	$36,488	$
Redeemable convertible preferred stock, $0.01 par value, 30,993,091 shares designated, 24,326,425 shares issued and outstanding, actual; no shares designated, issued or outstanding, as adjusted	65,672
Shareholders’ equity (deficit):
Common stock, $0.01 par value, 120,000,000 shares authorized, 32,267,067 shares issued and outstanding, actual; 100,000,000 shares authorized, issued and outstanding, as adjusted	323
Paid-in capital	36,711
Accumulated other comprehensive income	127
Accumulated deficit	(114,710)

Total shareholders’ equity (deficit)	(77,549)

Total capitalization	$24,611	$

(1)	Cash and cash equivalents include $4.6 million of restricted cash at December 31, 2003 required to be maintained in connection with the lease of our corporate headquarters in Irving, Texas.
(2)	Long-term debt includes capital leases associated with our corporate headquarters in Irving, Texas and the acquisition note associated with our purchase of the Vodafone Passo operations.

The table above does not include the following amounts as of December 31, 2003:

•	7,801,742 shares of common stock issuable upon the exercise of outstanding options, at a weighted average exercise price of $1.53 per share;

•	1,096,500 shares of common stock issuable as restricted stock or upon the exercise of stock options to be granted to certain employees, members of management and non-employee board members at the time of this offering. The exercise price of these options will be our initial public offering price.

•	2,137,857 shares of common stock issuable upon exercise of outstanding common stock purchase warrants, at a weighted average exercise price of $3.37 per share; and

•	1,400,000 shares of common stock reserved for issuance under our stock option plan.

DILUTION

As of December 31, 2003, our pro forma net tangible book value was $             in the aggregate, or $             per share. Pro forma net tangible book value per share represents our pro forma total tangible assets (total assets less intangible assets) less total liabilities, divided by the pro forma number of shares of common stock outstanding as of December 31, 2003. Dilution per share represents the difference between the amount per share paid by investors in this offering of common stock and the net tangible book value per share after the offering. After giving effect to the sale of              shares of common stock and after our application of the estimated net proceeds from the offering, our pro forma net tangible book value as of December 31, 2003, would have been $             in the aggregate, or $         per share. This represents an immediate increase in pro forma net tangible book value of $         per share to existing stockholders and an immediate dilution of $         per share to new investors purchasing shares of common stock in the offering. If the public offering price is higher or lower, the dilution to the new investors will increase or decrease accordingly. The following table illustrates this per share dilution:

Assumed public offering price per share		$
Pro forma net tangible book value per share before the offering	$
Increase in pro forma net tangible book value per share attributable to new investors

Pro forma net tangible book value per share after the offering

Dilution in pro forma net tangible book value per share to new investors		$

The following table summarizes, on a pro forma basis as of December 31, 2003, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors purchasing shares in this offering:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders	61,227,534	.	%	$109,279,190	.	%	$1.78
New investors		.			.

Total		100.0%			$100.0%

If the underwriters over-allotment is exercised in full, the number of shares of common stock held by existing stockholders will be reduced to     % of the total number of shares of common stock to be outstanding after this offering and will increase the number of shares of common stock held by the new investors to             , or     % of the total number of shares of common stock to be outstanding immediately after this offering.

The calculations above assume no exercise of options or warrants outstanding on the date hereof. To the extent that any of these options or warrants are exercised, there will be further dilution to new investors. If all of these options and warrants are exercised, the percentage of shares sold by us in this offering compared to the total number of shares outstanding would decrease from     % to     %, the percentage of consideration paid by investors to us in the offering compared to the total consideration paid by all investors would decrease from     % to     % and the dilution per share to new investors would increase from $             per share to $             per share.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

The following selected historical financial data has been prepared using our historical financial statements for each of the five years ended December 31, 2003. The historical financial statements as of December 31, 2002 and 2003, and the years ended December 31, 2001, 2002 and 2003 have been audited by KPMG LLP, independent certified public accountants, and are included elsewhere in this prospectus. The historical financial statements as of December 31, 1999, 2000 and 2001 for the years ended December 31, 1999 and 2000 have been audited, but are not included in this prospectus. The historical results are not necessarily indicative of results to be expected for any future period.

The following selected pro forma financial data, which gives effect to the acquisition of Vodafone Passo GmbH as if such acquisition had occurred on January 1, 2003, has not been audited, but is included elsewhere in this prospectus. This unaudited pro forma financial data does not purport to represent what our results of operations or financial position would actually have been had the transaction occurred on January 1, 2003 or to project our results of operations or financial condition for any future date or period. Historical statements of operations data for Vodafone Passo may be found on F-26 of this prospectus.

We have also set forth below certain other financial data including historical EBITDA, net cash provided by (used in) operating activities and capital expenditures. EBITDA is not presented here in accordance with generally accepted accounting principles, nor is it intended as a replacement for, or alternative to, net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP.

You should read this selected financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and the financial statements and the notes to those statements included in this prospectus.

	Year Ended December 31,
	Historical					Pro Forma 2003
	1999	2000	2001	2002	2003(1)
Statement of Operations Data:	(in thousands, except per share data)					(unaudited)
Revenues, net	$1,210	$3,456	$14,151	$31,614	$49,403	$57,915
Direct costs	4,992	11,490	12,669	15,563	20,590	24,286

Gross profit (loss)	(3,782)	(8,034)	1,482	16,051	28,813	33,629
Sales and marketing	3,865	4,215	4,712	5,506	5,633	6,127
Product development	3,221	6,089	4,444	4,047	6,073	9,793
General and administrative	3,616	6,721	4,442	4,622	5,419	7,247
Depreciation and amortization(4)	2,547	7,482	9,376	6,197	7,127	8,274

Operating income (loss)	(17,031)	(32,541)	(21,492)	(4,320)	4,562	2,188
Interest expense	1,246	3,454	2,887	2,948	3,213	3,269
Other, net	(36)	(174)	(484)	(474)	(311)	(408)
Gain (loss) from discontinued operations	(7,893)	395	—	—	—	—

Net income (loss)	(26,134)	(35,426)	(23,896)	(6,794)	1,659	(673)
Deemed dividend to warrant holder	—	67	—	—	—	—
Accretion of discount on preferred stock	—	—	59	118	118	118

Net income (loss) applicable to common stock	$(26,134)	$(35,493)	$(23,955)	$(6,913)	$1,541	$(791)

Earnings (loss) per share of common stock:
Continuing operations	$(0.58)	$(1.12)	$(0.74)	$(0.21)	$0.05	$0.01
Discontinued operations	(0.25)	0.01	—	—	—	—

Basic	(0.83)	(1.11)	(0.74)	(0.21)	0.05	0.01
Diluted	(0.83)	(1.11)	(0.74)	(0.21)	0.02	0.00
Weighted average number of shares used in per share calculations:
Basic	31,396	32,085	32,258	32,258	32,261	32,261
Diluted(2)	31,396	32,085	32,258	32,258	63,377	63,377

Other Financial Data:
EBITDA(3)	$(14,484)	$(25,059)	$(12,116)	$1,876	$11,689	$11,753
Net cash provided by (used in) operating activities	(14,133)	(19,412)	(34)	8,145	19,083	21,976
Capital expenditures	3,116	7,815	7,062	2,466	2,796	3,000

(1)	Vodafone Passo was acquired on July 31, 2003. Accordingly, figures include five months of historical operations for that entity.
(2)	The diluted weighted average number of shares outstanding does not include 1,096,500 shares of common stock issuable as restricted stock or upon the exercise of stock options to be granted to certain employees, members of management and non-employee board members at the time of this offering.
(3)	EBITDA, meaning, earnings (loss) before interest, taxes, depreciation, amortization, nonrecurring charges, other income (expense) and gain (loss) from discontinued operations, is used as a supplemental financial measure by management and by outside examiners of our financial statements, such as investors and banks, to assess:

•	the financial performance of our assets without regard to financing methods, capital structures or historical cost basis;
•	the ability of our assets to generate cash sufficient to pay interest on our indebtedness; and
•	our operating performance and return on invested capital as compared to other companies including those in the telematics business, without regard to financing methods and capital structure.

EBITDA is not presented here in accordance with generally accepted accounting principles, nor is it intended as a replacement for, or alternative to, net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA excludes some, but not all, items that affect net income and operating income, and these measures may vary among other companies. Therefore, EBITDA as presented here, may not be comparable to similarly titled measures of other companies.

The following table reconciles net income (loss) to EBITDA:

	Year Ended December 31,
	1999	2000	2001	2002	2003
	(in thousands)
Net income (loss)	$(26,134)	$(35,426)	$(23,896)	$(6,794)	$1,659
Depreciation and amortization	2,547	7,482	9,376	6,197	7,127
Interest expense	1,246	3,454	2,887	2,948	3,213
Other, net	(36)	(174)	(484)	(474)	(311)
(Gain) loss from discontinued operations	7,893	(395)	—	—	—

EBITDA	$(14,484)	$(25,059)	$(12,116)	$1,876	$11,689

The following table reconciles net cash provided by (used in) operating activities to EBITDA:

	Year Ended December 31,
	1999	2000	2001	2002	2003
	(in thousands)
Net cash provided by (used in) operating activities	$(14,133)	$(19,412)	$(34)	$8,145	$19,083
Changes in working capital items and other	(9,454)	(8,532)	(14,485)	(8,743)	(10,296)
Interest expense	1,246	3,454	2,887	2,948	3,213
Other (income) loss	7,857	(569)	(484)	(474)	(311)

EBITDA	$(14,484)	$(25,059)	$(12,116)	$1,876	$11,689

(4)	Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” and as a result, have ceased to amortize goodwill after such date.

The following balance sheet data has been prepared using our historical financial statements for each of the five years ended December 31, 2003:

	Year Ended December 31,
	1999	2000	2001	2002	2003
Balance Sheet Data:	(in thousands)
Cash and cash equivalents(1)	$849	$2,558	$14,108	$18,832	$36,799
Total assets	33,199	38,176	47,651	51,684	76,240
Total liabilities	46,166	40,701	54,560	65,388	88,117
Redeemable preferred stock	4,000	46,085	65,436	65,554	65,672
Total shareholders’ equity (deficit)	(16,967)	(48,610)	(72,345)	(79,258)	(77,549)

(1)	Cash and cash equivalents include $1.1 million and $4.6 million of restricted cash at December 31, 2002 and December 31, 2003, respectively, required to be maintained in connection with the lease of our corporate headquarters in Irving, Texas.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations of our company should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Please see “Risk Factors” and “Forward-Looking Statements” elsewhere in this prospectus.

Overview

We are the leading independent provider of telematics services for the automotive industry. We serve markets in both North America and Western Europe. We were founded in 1994 and initially began as a telematics service provider and in-vehicle hardware manufacturer to the commercial and automotive aftermarkets. From inception until 1999, our efforts were primarily devoted to research and development, establishing relationships with third parties and the delivery of response center services. In August 1999, we acquired the business operations of Protection One’s Mobile Services Group, a company focused on telematics services and systems integration for the OEM market, for approximately $29.5 million. In the fourth quarter of 1999, we wound down our in-vehicle hardware, aftermarket and commercial business to focus exclusively on telematics services and systems integration. In the third quarter of 2003, we began providing telematics services in Western Europe, acquiring Vodafone Passo GmbH for approximately $20.5 million.

We currently provide services targeted to vehicle owners, referred to as consumer services, and other services targeted to OEMs and their dealers, referred to as OEM services. Examples of consumer services include location-enhanced emergency and breakdown assistance, automatic collision notification and real-time traffic and navigation information. Examples of currently available OEM services include automated connection of a driver to his or her preferred or nearest dealer and remote access by an OEM to vehicle performance and diagnostic information.

We generated net revenues of approximately $14.2 million, $31.6 million and $49.4 million in the years ended December 31, 2001, 2002 and 2003, respectively. We incurred net losses of approximately $23.9 million and $6.8 million in the years ended December 31, 2001 and 2002, respectively, and net income of approximately $1.7 million in the year ended December 31, 2003. Prior to 2003, we had never achieved profitability in any annual period. We cannot assure you that we will be able to sustain profitability on a quarterly or annual basis in the future. As of December 31, 2003, we had an accumulated deficit of approximately $114.7 million.

Net Revenues

Introduction. We are a wholesale service provider to our OEM customers and derive substantially all of our net revenues from subscription fees and, to a much lesser extent, program development and design fees. We define net revenues as:

•	subscription fees from wholesale services less allowances for (A) estimated future cancellations and credits and (B) uncollectible accounts; and

•	program development and design fees, less costs associated with development.

Under our current programs, subscription fees are typically the responsibility of the OEM during the first year of service and the consumer in second and subsequent years, although, depending on the terms of the particular program, the amount of the annual subscription fee paid may vary from year to year, perhaps significantly. In some cases, we provide an initial period of “free service” as a promotional incentive. We generally function as the billing and collection agent for our OEM customers in connection with all telematics services billed to the consumer. For the year ended December 31, 2003, 83.2% of our net revenues were derived from services billed to the consumer on behalf of an OEM.

Timing and Amount. The timing and amount of our net revenues has been, and is expected to continue to be, influenced by a number of factors, including the following:

•	the services provided by us in connection with a particular telematics program;

•	the program design, including service bundling, pricing, subscription processes and promotional periods of “free service;” if any;

•	the term of the program with the OEM; and

•	the volume expected or committed by the OEM, including whether the program is to be standard on all or a substantial portion of the OEM’s line.

The agreements with our OEM customers vary significantly and the exact terms of those agreements, including pricing and fee arrangements, are influenced by a number of factors, including, those listed above. However, we have previously entered into, and may in the future enter into, OEM contracts with the following types of fee arrangements which impact directly upon the timing and amount of our net revenues. In each case, the arrangements are designated to mitigate some of our risks associated with initiating a new OEM program.

•	Minimum Revenue Arrangement. Under this type of arrangement, the OEM customer has agreed that we would receive a specified minimum amount of revenue under the program annually. Accordingly, to the extent we are not collecting that amount of revenue from subscribers, the OEM customer has agreed to pay us the difference. As this type of program matures and we provide service to additional vehicles, the following will tend to occur:

•	minimum revenue received from the OEM decreases proportionately with the increase in revenue from subscribers under the program;

•	our gross margin on the program will decline as we add direct costs of service in connection with the provision of our service; and

•	revenue will be recognized ratably over the life of the subscriber contract, which may extend over a period longer than the one-year contract period, as opposed to the recognition of revenue ratably during a single fiscal year.

We currently anticipate receiving between $10.4 million and $11.7 million annually during the years ended December 31, 2004, 2005 and 2006 under these types of minimum revenue arrangements. For the year ended December 31, 2003, we received approximately $2.0 million of additional net revenue under minimum revenue arrangements with our OEM customers.

•	Program Engineering Revenue. Under this type of arrangement, the OEM customer has agreed to provide us with program engineering revenue for the purpose of defraying some of our upfront costs incurred in connection with designing and integrating their telematics program. We are currently anticipating between $250,000 and $600,000 annually of additional program engineering revenue during the years ended December 31, 2004, 2005 and 2006; however, due to the fact that we must meet certain designated milestones before we become entitled to such revenue, no assurances can be given that we will receive this additional revenue. For the year ended December 31, 2003, we received $1.8 million of program engineering revenues from OEM customers.

•

Retention Revenue; Retention Fee. Under this type of arrangement, we may become entitled to receive retention revenue from the OEM to the extent that program retention rates fall below an agreed-upon benchmark. This retention structure is implemented to, among other things, incentivize our OEM customers to maintain subscriber retention rates above the minimum benchmark. For this purpose, our subscriber retention rate is defined as the number of paying subscribers that elect to purchase a subsequent year of service as a percentage of the total number of vehicles with active subscriptions sold during the same month of the prior year. The arrangement also provides that, to the extent retention rates increase, we may become obligated to pay a retention fee to the OEM customer. Due to the fact that our retention rates have not varied beyond the specified benchmarks in any OEM contract that provides an arrangement of this nature, we have never received retention revenue from, nor paid a retention fee to, any OEM customer. Further, we do not anticipate paying a retention fee or receiving retention revenue under any of our currently existing telematics programs in the reasonably foreseeable future. To the extent retention rates on these programs were to increase or decrease by 20.0% from historical rates, the net effect on our revenues would not be material.

We cannot assure you that we will be successful in negotiating these or similar provisions in future OEM contracts or that the inclusion of such provisions will inure to our benefit.

Dependence on Mercedes-Benz and BMW. For the years ended December 31, 2001, 2002 and 2003, programs with Mercedes-Benz and BMW collectively accounted for 91.3%, 97.4% and 97.9% of our net revenues, respectively. We began deriving revenue from programs with BMW during January 2002. Our current agreement with Mercedes-Benz—USA is scheduled to expire during the first quarter of 2007, while our BMW—North America and BMW—Europe contracts are potentially terminable by March 31, 2005 and December 31, 2004, respectively. If we lose either of these key relationships before we reduce our dependence on them, our business and prospects would be materially harmed. Further, if any of our OEM customers were to voluntarily elect to drop telematics from their vehicle lines, or if we were to fail to perform under the agreements as required, our revenues would decline and our operating results would suffer. We cannot assure you that any of our OEM customers, including Mercedes-Benz or BMW, will renew their contracts or arrangements with us when they expire or that, if they are renewed, they will be renewed on the same or similar terms.

OEM Services as a Component of Net Revenues. During the fourth quarter of 2003, we began deriving revenues from the provision of OEM services; however, for the year ended December 31, 2003, less than one percent of our total revenues were derived from these services. OEM services are paid for exclusively by the OEM. The growth of revenues attributable to OEM services is a part of our long-term growth objectives. Among other objectives, we intend to enhance our business model over time in order to generate more revenues and profits from services other than consumer services, such as the provision of OEM services to automakers and auto dealers. We expect that the market for OEM services provides us with an additional opportunity over that provided by the market for consumer services. However, we also expect that revenues from OEM services will continue to account for a small percentage of our revenues for at least the next three calendar years. Our assumptions regarding the future possible demand for our OEM services are based on management’s view of the progression and evolution of telematics as an industry only. We cannot provide assurances that our OEM customers will view our industry the same way we do. To the extent automakers do not seek to expand the functionality of their telematics programs to use our OEM services, we will be faced with changing our long-term growth strategy, which could prove costly, time-consuming or, ultimately, impossible. We cannot be certain that our current, long-term growth strategy is correct or that we will be in a position to identify and execute an alternative strategy, should this prove necessary.

International. Prior to our acquisition of Vodafone Passo in July 2003, substantially all of our net revenues were derived from services performed in the United States. For the year ended December 31, 2003, approximately 14.6% of our net revenues were derived in areas of the world other than the United States, principally, Germany. We anticipate that a majority of our revenues will continue to be derived from services performed in the United States. Nevertheless, we expect net revenues outside of the United States to increase over time as we expand into additional Western European markets. Historically, however, the rate at which Western European OEMs equip their vehicles with telematics has historically been lower than in North America.

Consumer Billing and Service Contracts

With respect to those services billed to consumers on behalf of our OEM customers, most are based on a flat fee and are billed annually, in advance, to a credit card provided by the consumer. Other services, such as voice navigation and certain airtime charges, may be billed on a per-usage basis.

Service contracts with consumers are generally established for an initial term of one year and automatically renew for successive one-year periods until terminated by the consumer in accordance with applicable termination windows. Termination windows, or the periods in which the consumer is permitted by contract to terminate our service without penalty, vary according to program design. However, under the programs governing a substantial majority of our subscribers, the termination window begins on the renewal date of the subscriber agreement and extends thereafter for 60 days. Under these programs, service contracts generally cannot be terminated, and subscription fees generally will not be refunded, if a consumer attempts to terminate our service outside of the applicable termination window. Other programs permit terminations during the term, however, a termination fee may apply and/or the refund due to the consumer may be prorated. We reserve the right to permit consumer terminations, and refund all or any portion of the consumer’s subscription fee, outside of the program termination windows as determined appropriate under the circumstances.

Non-financial Metrics

We use two principal non-financial metrics as indicators of our current and future financial condition and operating performance. These are:

Vehicles Under Service. We monitor the number of vehicles serviced by us on a monthly, quarterly and annual basis. We define vehicles under service as any vehicle in which the telematics service has been activated and the vehicle is being monitored by us according to the parameters of the particular telematics program. The following chart lists the number of vehicles under service on each of the last days of the preceding nine quarters, as well as the number of vehicles under service at December 31, 2000:

Dec. 31,		2002				2003
2000	2001	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,	June 30,	Sept. 30,	Dec. 31,
189,403	344,707	376,003	396,207	417,055	423,542	430,678	442,925	472,169	493,760

The number of vehicles serviced by us during the period beginning December 31, 2000 and ending December 31, 2003 has increased by approximately 37.6% on an annualized basis. We do not expect similar vehicle growth rates in future periods. Accordingly, you should not rely on the growth rate in the number of vehicles under service during any prior periods as an indication of our future growth rate.

Churn Rate. We monitor churn rates individually by program and across all programs. We calculate churn by dividing the number of vehicles deactivated in a given period by the average number of vehicles serviced during that period and express it as a percentage. As an example, if 10,000 consumers deactivated their service with us during a period in which we maintained an average number of vehicles of 500,000, we would calculate our churn rate as 2.0%. Our average monthly churn rate for the years ended December 31, 2001, 2002 and 2003 was 1.1%, 2.5% and 2.5%, respectively. The number of consumer deactivations in any given period is influenced by a number of factors, including:

•	the rate at which consumers sell their vehicles;

•	the rate at which vehicles are destroyed or otherwise become decommissioned; and

•	consumer perceptions of the value proposition afforded by continued telematics service.

We expect that our churn rates may increase modestly in the future due to anticipated changes in program mix and the lower overall renewal rates expected from the programs assuming a larger percentage of that mix.

Direct Costs; Gross Margin

Our direct costs consist primarily of compensation and related expenses for our response center personnel and other direct expenses related to the delivery of telematics services, including content database license fees, hardware and software maintenance fees, billing costs and related facilities costs. Although we may bill certain wireless telecommunications and other charges on behalf of our OEM customers, our direct costs do not include these fees.

Over the most recent three years, we have experienced significant increases in revenues without commensurate increases in our direct costs. This has largely been accomplished through improvements in our economies of scale, including:

•	servicing a larger number of vehicles from our existing response center, thereby increasing our workforce utilization;

•	deploying elements of systems automation—meaning implementing (1) computerized systems that permit the handling of some calls automatically, without the involvement of response center personnel, (2) automated call distribution, (3) enhanced schedule modeling and (4) improved response center scripting; and

•	realizing cost reductions in certain license and maintenance fees.

We do not expect this trend to continue to the same degree due to, among other things, the inherent limitations of both personnel-based economies of scale and systems automation. Further, we believe that substantial additional cost reductions in license and maintenance fees are unlikely.

Operating Expenses

Our operating expenses are comprised of:

•	sales and marketing costs, which consist primarily of salaries, travel and costs associated with consumer renewal initiatives;

•	product development costs, which consist primarily of salaries and benefit costs of engineering and technical personnel as well as consultant fees;

•	general and administrative expenses, which generally represent salaries and benefit costs of corporate, finance, human resource, administrative and legal personnel as well as consultant fees and executive travel; and

•	depreciation and amortization.

We anticipate that our operating expenses in absolute dollars will increase in the future as we prepare for anticipated growth. We plan to further expand our international operations in order to increase our market presence in international locations and better serve our global automaker customers. We anticipate that this expansion will require an investment in personnel, facilities and operations, which are not expected to benefit from the same economies of scale currently benefiting our domestic operations. As a result of these investments in our international operations, we may experience an increase in our direct costs and other operating expenses disproportionate to revenues from those operations.

Net Operating Loss Carryforwards

As of December 31, 2003, we had approximately $70.8 million of federal net operating loss carryforwards for tax reporting purposes available to offset future taxable income. These net operating loss carryforwards expire beginning in 2018. The amount of net operating losses that we can utilize may be limited under tax regulations in circumstances including a cumulative stock ownership change of more than 50.0% over a three-year period.

As of December 31, 2003, we had approximately $26.6 million of net operating loss carryforwards for corporate income tax purposes and $18.6 million for trade tax purposes under German tax law. Under applicable guidelines, these net operating loss carryforwards do not expire by lapse of time and remain available to us to offset future taxable income.

Results of Operations

The following table sets forth the results of our operations expressed as a percentage of total revenue. Our historical operating results are not necessarily indicative of the results for any future period.

	Year Ended December 31,
	2001	2002	2003
Revenues, net	100.0%	100.0%	100.0%
Direct costs	89.5	49.2	41.7

Gross margin	10.5	50.8	58.3
Operating expenses:
Sales and marketing	33.3	17.4	11.4
Product development	31.4	12.8	12.3
General and administrative	31.4	14.6	11.0
Depreciation and amortization	66.3	19.6	14.4

Total operating expenses	162.4	64.4	49.1
Operating income (loss)	(151.9)	(13.7)	9.2
Other, net	(17.0)	(7.8)	(5.9)
Income (loss) before income taxes	(168.9)	(21.5)	3.3

Net income (loss)	(168.9)%	(21.5)%	3.3%

Years Ended December 31, 2002 and 2003

Principal Factors

Our operating performance for the year ended December 31, 2003 improved when compared to our operating performance for the year ended December 31, 2002. Although not necessarily establishing a trend, the principal factors affecting this improvement were:

•	the further penetration of our BMW—North America program which had the effect of increasing the aggregate number of vehicles under service;

•	the continued growth of revenues associated with our program with Mercedes-Benz—USA;

•	the increase in revenues associated with our acquisition of Vodafone Passo and the related assumption of the BMW—Europe relationship; and

•	the increase in direct costs, although at a slower rate than revenues due to certain improvements in our economies of scale.

There can be no assurance that operating losses will not recur in the future or that we will ever sustain profitability on a quarterly or annual basis in the future.

Net Revenues

Net revenues increased 56.3% to $49.4 million for the year ended December 31, 2003 from $31.6 million for the year ended December 31, 2002. The increase in net revenues for the period was due primarily to three factors: (1) additional BMW—North America vehicles, (2) the growth of revenue from the Mercedes-Benz—USA program and (3) vehicles serviced in Western Europe as a result of the Vodafone Passo acquisition.

Of the total amount, net revenues outside the U.S. increased to $7.2 million for the year ended December 31, 2003 from $528,000 for the year ended December 31, 2002, and increased as a percentage of net revenues to 14.6% from 1.7%. The increase in revenues attributable to sources outside of the United States was caused almost entirely by the acquisition of Vodafone Passo.

For the year ended December 31, 2003, only Mercedes-Benz (including, for this purpose, Mercedes-Benz—USA and Mercedes-Benz—Canada as a single customer) and BMW (including, for this purpose, BMW—North America, BMW—Europe and BMW—Canada as a single customer) accounted for 10.0% or more of our total net revenues. We anticipate that a majority of our revenues will continue to be derived from these customers for at least the next three calendar years, and perhaps longer. If we were to lose either of these key relationships before we reduce our dependence on them, our business and prospects would be materially harmed.

Direct Costs; Gross Margin

Direct costs, in absolute dollars, increased 32.1% to $20.6 million for the year ended December 31, 2003 from $15.6 million for the year ended December 31, 2002. As a percentage of net revenues, direct costs decreased to 41.7% from 49.2%. The increase in direct costs in absolute dollars was due to additional response center personnel to support the growing number of subscribers, increases in software and hardware maintenance fees, additional credit card discounts and expenses related to five months of operations in Western Europe. The decrease in direct costs as a percentage of net revenues was due largely to improvements in our economies of scale. Our gross margin was 50.8% for the year ended December 31, 2002 and 58.3% for the year ended December 31, 2003.

Operating Expenses

Sales and Marketing. Our sales and marketing expenses, in absolute dollars, increased 1.8% to $5.6 million for the year ended December 31, 2003 from $5.5 million for the year ended December 31, 2002. As a percentage of net revenues, sales and marketing expenses decreased to 11.4% from 17.4%. The decrease in sales and marketing expenses as a percentage of net revenues was primarily attributable to the increase in total revenues for the year ended December 31, 2003. We expect that the absolute dollar level of sales and marketing expenses will increase in future periods as we pursue our perceived market opportunity.

Product Development. For the year ended December 31, 2003, product development expenses increased 52.5% to $6.1 million from $4.0 million for the same period of 2002. As a percentage of net revenue, product development expenses remained relatively flat between the years. The increase in expenses in absolute dollars was primarily attributable to additional personnel including in the area of voice recognition, and five months of product development expenses in Western Europe. We expect that the absolute dollar level of product development costs will increase in the future as we seek to develop additional service offerings and attract new OEM customers.

General and Administrative. Our general and administrative expenses increased 17.4% to $5.4 million for the year ended December 31, 2003 from $4.6 million for the year ended December 31, 2002. As a percentage of net revenues, general and administrative expenses decreased to 11.0% from 14.6%. The absolute dollar increase in general and administrative expenses was primarily attributable to the acquisition of Vodafone Passo and five months of costs associated therewith. We expect that the absolute dollar level of general and administrative expenses will continue to increase to support our future operations, including our operations as a public corporation. In particular, we anticipate increases in additional finance and operations personnel and increased legal, accounting and other consulting fees.

Depreciation and Amortization. Our depreciation and amortization expense increased 14.5% to $7.1 million for the year ended December 31, 2003 from $6.2 million for the year ended December 31, 2002. This increase in depreciation and amortization expense was primarily due to the increase in our property and equipment as a result of the acquisition of Vodafone Passo.

Other Income (Expense), Net

Other income (expense), net consists of interest income on cash balances, interest expense relating to interest payments to Dr. Leininger on our line of credit facility and payments on the now retired convertible note to Protection One and equipment financing interest. Our other income (expense), net increased 16.0% to other expense of $2.9 million for the year ended December 31, 2003 from other expense of $2.5 million for the year ended December 31, 2002. The increase was due primarily to interest expense on our line of credit facility. We intend to use some of the proceeds of this offering to repay substantially all of the principal outstanding under our line of credit.

Years Ended December 31, 2001 and 2002

Principal Factors

Our operating performance for the year ended December 31, 2002 improved when compared to our operating performance for the year ended December 31, 2001. Although not necessarily establishing a trend, the principal factors affecting this improvement were:

•	the continued growth of revenues associated with our program with Mercedes-Benz—USA;

•	commencement of our BMW—North America program which had the effect of increasing the aggregate number of vehicles under service; and

•	the increase in direct costs, although at a slower rate than revenues due to certain improvements in our economies of scale.

Net Revenues

Net revenues increased 122.5% to $31.6 million for the year ended December 31, 2002 from $14.2 million for the year ended December 31, 2001. The increase in net revenues for the period was due primarily to two factors: (1) the start of revenue from our BMW—North America program during January 2002 and (2) the growth of revenues from our Mercedes-Benz—USA program.

For the years ended December 31, 2002 and 2001, only Mercedes-Benz (including, for this purpose, Mercedes-Benz—USA and Mercedes-Benz—Canada as a single customer) accounted for 10.0% or more of our total net revenues.

Direct Costs; Gross Margin

Direct costs, in absolute dollars, increased 22.8% to $15.6 million for the year ended December 31, 2002 from $12.7 million for the year ended December 31, 2001. As a percentage of net revenues, direct costs decreased to 49.2% from 89.5%. The increase in direct costs in absolute dollars was primarily due to the increase in software and hardware maintenance costs, product content costs and billing costs. The decrease in direct costs as a percentage of net revenues was due largely to improvements in our economies of scale. Our gross margin was 50.8% for the year ended December 31, 2002 and 10.5% for the year ended December 31, 2001.

Operating Expenses

Sales and Marketing. Our sales and marketing expenses, in absolute dollars, increased 17.0% to $5.5 million for the year ended December 31, 2002 from $4.7 million for the year ended December 31, 2001. As a percentage of net revenues, sales and marketing expenses decreased to 17.4% from 33.3%. The increase in sales and marketing expenses, in absolute dollars, was attributable to the existence of an additional OEM brand team for all of 2002, but only a portion of 2001.

Product Development. For the year ended December 31, 2002, product development expenses decreased 9.1% to $4.0 million from $4.4 million for the same period of 2001. As a percentage of net revenues, product development expenses decreased to 12.8% from 31.4%. The decrease in expenses in absolute dollars was primarily due to decreased travel, telecommunications costs and consulting fees.

General and Administrative. Our general and administrative expenses increased 4.5% to $4.6 million for the year ended December 31, 2002 from $4.4 million for the year ended December 31, 2001. As a percentage of net revenues, our general and administrative expenses decreased to 14.6% from 31.4%. The decrease in general and administrative expenses as a percentage of revenues was primarily attributable to the increase in total revenues for the year ended December 31, 2002.

Depreciation and Amortization. Our depreciation and amortization expense increased 63.2% to $6.2 million for the year ended December 31, 2002 from $3.8 million for the year ended December 31, 2001. This increase in depreciation was primarily due to $7.1 million in capital expenditures in 2001 which were depreciated for a full year in 2002. As a percentage of net revenues, depreciation and amortization expense decreased to 19.6% from 27.1%.

Amortization of Goodwill. We adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. As a result, goodwill amortization expense decreased by $5.5 million in the year ended December 31, 2002 when compared with the year ended amortization December 31, 2001.

Other (Income) Expense, Net

Our other (income) expense, net increased 4.2% to other expense of $2.5 million for the year ended December 31, 2002 from other expense of $2.4 million for the year ended December 31, 2001. The increase was primarily due to an increase in interest expense on a shareholder note.

Quarterly Results of Operations

The following table presents our operating results for each of the eight quarters in the period from January 1, 2002 through December 31, 2003. The information for each of these quarters is unaudited and has been prepared on the same basis as our audited consolidated financial statements appearing elsewhere in this prospectus. In the opinion of our management, all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the unaudited quarterly results when read in conjunction with our audited consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	Quarter Ended
	March 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	March 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003
	(in thousands, except per share data)
Statement of Operations Data:
Revenues, net	$6,011	$7,179	$8,601	$9,823	$9,615	$9,932	$13,742	$16,114
Direct costs	3,789	3,747	3,875	4,152	4,074	4,189	5,064	7,262

Gross profit	2,222	3,432	4,726	5,671	5,541	5,743	8,678	8,852
Operating expenses:
Sales and marketing	1,520	1,382	1,264	1,340	1,238	1,204	1,244	1,947
Product development	933	973	986	1,155	1,156	1,169	1,801	1,947
General and administrative	1,067	1,243	1,089	1,223	1,082	1,158	1,595	1,584
Depreciation and amortization	1,518	1,521	1,563	1,594	1,602	1,635	1,906	1,984

Operating income (loss)	(2,816)	(1,687)	(176)	359	463	577	2,132	1,390
Other (income) expense, net	542	559	466	907	690	696	756	761

Net income (loss)	(3,358)	(2,246)	(642)	(548)	(227)	(119)	1,376	629
Accretion of discount on preferred stock	29	29	30	30	29	29	30	30

Net income (loss) applicable to common stock	$(3,387)	$(2,275)	$(672)	$(578)	$(256)	$(148)	$1,346	$599

Earnings (loss) per share of common stock:
Basic	$(0.10)	$(0.07)	$(0.02)	$(0.02)	$(0.01)	$(0.00)	$0.04	$0.02
Diluted	(0.10)	(0.07)	(0.02)	(0.02)	(0.01)	(0.00)	0.02	0.01
Weighted average number of shares used in per share calculations:
Basic	32,258	32,258	32,258	32,258	32,258	32,258	32,260	32,266
Diluted	32,258	32,258	32,258	32,258	32,258	32,258	63,411	63,467

Our operating results have varied from quarter to quarter in the past and may continue to fluctuate in the future. The quarterly fluctuations were caused by, and are likely to continue to be caused by, a number of factors, including:

•	the demand for our current and proposed service offerings;

•	seasonality in the automobile industry, including the fact that sales of our services are necessarily affected by fluctuations in new vehicle sales;

•	acquisitions made by us, such as the acquisition of Vodafone Passo on July 31, 2003;

•	the effects of varying program design requirements;

•	our service mix or geographic sales mix;

•	increases in operating expenses prior to new program launches and as needed to adapt to changing business requirements;

•	the length of our sales cycle;

•	budgeting cycles of our OEM customers; and

•	changes in technology and changes caused by the rapidly evolving market for telematics services.

Many of these factors are beyond our control. Therefore, we believe that results of operations for interim periods should not be relied upon as any indication of the results to be expected or achieved in any future period.

Liquidity and Capital Resources

Introduction

From our inception through the first half of 1999, we financed our operations primarily through private sales of common stock. These sales totaled approximately $29.8 million through June 30, 1999. After that point, we financed our operations primarily through private sales of preferred stock and, commencing June 1999, our line of credit facility provided by Dr. Leininger, our largest stockholder and a director. On occasion, we have also financed our operations through equipment financings. More recently, our cash flows from operations have funded a major portion of our operations. We had cash and cash equivalents of $18.8 million and $36.8 million at December 31, 2002 and December 31, 2003, respectively. Cash and cash equivalents include $1.1 million and $4.6 million of restricted cash at December 31, 2002 and 2003, respectively, required to be maintained in connection with the lease of our corporate headquarters. The increase in cash and cash equivalents was primarily related to cash generated from operations.

Significant Financing Arrangements

Proceeds received in connection with our sales of preferred stock, together with the principal uses of those proceeds, are summarized below:

Series	Date	Aggregate Gross Proceeds	Use of Proceeds
Series A preferred	August 1999	$4.0 million	To fund a portion of the acquisition of Protection One’s Mobile Services Group.

Series B preferred	June/Nov. 2000	$42.1 million	To repay $23.5 million of our line of credit; to satisfy $2.1 million of outstanding license fees then owing to a third party; to repay $1.3 million of a note payable to a third party, and for general corporate purposes, including the funding of working capital and capital expenditures.

Series	Date	Aggregate Gross Proceeds	Use of Proceeds
Series C preferred	July 2001	$10.0 million	For general corporate purposes, including the funding of working capital and capital expenditures.

Series D preferred	July 2001	$10.0 million	For general corporate purposes, including the funding of working capital and capital expenditures.

On June 28, 1999, Dr. Leininger provided us with an unsecured $50.0 million line of credit that was to originally mature in June 2004. Amounts outstanding under the line of credit bears interest at the rate of 9.0% per annum and is payable quarterly. This line of credit is a multiple advance facility, meaning principal repaid by us cannot be reborrowed under the facility. In connection with the issuance of the Series B preferred stock occurring in the second and third quarter of 2000, this facility was reduced to $30.0 million and we were prohibited from drawing additional amounts thereunder. As such, the facility is no longer available to us for working capital or other purposes. As of February 29, 2004, $23.2 million of principal under the line of credit remained outstanding and accrued but unpaid interest was $6.5 million, approximately $6.0 million of which was long-term, deferred interest to be converted into 3,652,605 shares of our common stock upon consummation of this offering. On March     , 2004, we restructured the line of credit in anticipation of this offering. The initial borrowings under our line of credit, representing draws of approximately $24.7 million, were used to fund a portion of the acquisition price for the business operations of Protection One’s Mobile Services Group. We have also used the facility for capital expenditures and working capital purposes. We intend to use a portion of the proceeds from this offering to repay approximately $23.1 million of our line of credit, with the remaining $100,000 due on or before the first anniversary of this offering. In addition, either Dr. Leininger or the company can, upon notice to the other, extend the maturity date for the remaining $100,000 of principal for up to an additional six months. To the extent this offering does not close by September 30, 2004, total cash interest payments related to the line of credit would be $2.4 million in 2004 and the entire amount outstanding would be due and payable over a three-year term with a $10.0 million balloon payment due on that date. For the years ended December 31, 2001, 2002 and 2003, we paid interest under the facility of $0, $0 and $2.6 million, respectively.

We are obligated with respect to two letters of credit issued for our account by Bank One, NA. The first letter of credit, in the amount of $3.0 million, supports our obligations to our landlord under the lease for our corporate headquarters. The second letter of credit, in the amount of $340,172, supports our obligations to IBM Credit Corporation under an equipment lease. Our reimbursement obligations under both Bank One letters of credit are secured by our deposit accounts and other assets in the possession of Bank One.

We finance certain of our equipment with various leasing companies. As of December 31, 2003, total remaining lease payments under these arrangements were approximately $1.0 million which are due monthly through July 2006. Our obligations under certain of these arrangements are secured by the equipment and a pledge of a money market account under which we are required to maintain collateral equal to a specified percentage of the principal balance due under the lease.

Cash Flows

Net cash used in operating activities was approximately $33,500 for the year ended December 31, 2001 and net cash provided by operating activities was approximately $8.1 million for the year ended December 31, 2002 and $19.1 million for the year ended December 31, 2003. The increase in cash provided by operating activities over this period resulted primarily from:

•	the prepaid nature of our programs;

•	consumer renewals after initial promotional periods, as applicable; and

•	improvements to our economies of scale.

Net cash used in investing activities was $7.0 million for the year ended December 31, 2001, and $3.5 million for the year ended December 31, 2002. Net cash used in investing activities was $3.5 million for the year ended December 31, 2003. Net cash used was primarily for investments in property and equipment as we expanded operations, and increases in restricted cash balances in 2002 and 2003 relating to leasing arrangements.

Net cash provided by financing activities was $18.6 million for the year ended December 31, 2001 and net cash used in financing activities was approximately $1.0 million for the year ended December 31, 2002. Net cash used in financing activities was $1.1 million for the year ended December 31, 2003. For 2002 and 2003, net cash used in financing activities was primarily due to the repayment of notes payable to affiliates and our lease obligations.

Future Capital Requirements

Historically, our capital expenditures have been funded through cash provided by our line of credit, sales of equity securities, equipment leases and, more recently, cash flows from operations. We expended approximately $2.8 million for capital expenditures during 2003, substantially all of which was used to enhance our infrastructure, develop new products and expand our service platform to our recently acquired Western European operations.

We have budgeted capital expenditures of approximately $9.9 million for 2004. Capital expenditures for our Western Europe operations are expected to be approximately $5.3 million, including $2.9 million for integration of our existing platform, $1.0 million for leasehold improvements, $900,000 for business development efforts and $500,000 for other miscellaneous infrastructure improvements. We have also budgeted approximately $4.6 million for our North American operations, approximately $3.1 million of which relates to infrastructure enhancements and $1.5 million of which relates to new product development. Anticipated capital expenditures for 2004 by type are: approximately $6.5 million for infrastructure enhancements, approximately $1.5 million for new product development, approximately $1.0 million for leasehold improvements, and approximately $900,000 for business development efforts.

We are likely to have additional significant capital expenditures beyond 2004, including upon the possible development of an additional response center or the enhancement of the capacity of an existing response center.

We believe that the net proceeds from this offering, together with our current cash and investment balances and anticipated cash generated from operations will be sufficient to meet our operating and capital requirements for at least the next 12 months. However, any projections of future cash needs and cash flows are subject to substantial uncertainty. We have no current plans to obtain, nor are we currently negotiating to obtain, additional financing following the closing of this offering; however, depending on the circumstances, we may determine it is necessary to seek such additional financing at any time. We may need to raise additional funds prior to the expiration of 12 months due to, among other possibilities, an actual or potential decline in our operating performance. We may need to raise funds beyond 12 months if we are not successful in generating sufficient cash from operations, among other possibilities. We may be required to raise those funds through public or private financings, strategic relationships or other arrangements. We cannot assure you that such funding, if needed, will be available on terms attractive to us, or at all. Furthermore, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. If we fail to raise capital when needed, our failure could have a negative impact on our ability to pursue our business strategy and maintain profitability.

Our future liquidity and capital requirements will depend on numerous factors, including:

•	the growth, timing and amount of consumer services revenue;

•	the extent to which our OEM services gain market acceptance;

•	the cost and timing of our international expansion efforts and other capital expenditures;

•	the extent to which subscribers continue to renew annual service contracts;

•	the design and mix of future OEM contracts; and

•	the cost and timing of our sales and marketing expansion activities.

Contractual Obligations

We have contractual obligations that may affect our financial condition. The following table summarizes our significant contractual obligations as of December 31, 2003:

	Payment Due by Period (in thousands)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations(1)	$29,080	$11,398	$17,682	$—	$—
Capital lease obligations	954	504	450	—	—
Operating lease obligations	11,089	1,387	4,528	3,569	1,605
Purchase obligations(2)	12,826	3,786	9,040	—	—

Total	$53,949	$17,075	$31,700	$3,569	$1,605

(1)	These amounts do not reflect the principal repayment of approximately $23.1 million under our line of credit, or the conversion of $6.0 million of long-term, deferred interest into shares of our common stock to occur simultaneously upon consummation of our initial public offering.
(2)	Represents contractual obligations to acquire content and telecommunications services, maintenance agreements and other miscellaneous licenses. Also includes a deferred payment obligation to Vodafone Holding GmbH incurred in connection with the acquisition of Vodafone Passo.

Off-Balance Sheet Arrangements

As of December 31, 2003, we had no off-balance sheet arrangements.

Effect of Inflation

We do not believe that inflation has had a material effect on our business, results of operations or financial condition in the past three years. Although we do not anticipate that inflation will have a material effect on future results of operations, we cannot accurately anticipate the future effects of inflation. Over the next 12 months, our most liquid assets will be cash, cash equivalents and short-term investments. Because of their liquidity, these assets are not directly affected by inflation. Because we intend to retain and continue to use our equipment, furniture and fixtures and leasehold improvements, we believe that the incremental inflation related to replacement costs of such items will not materially affect our operations. Our expenses, such as those for employee compensation and contract services, could be affected by inflation which might increase the rate at which we use our available resources.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of our financial statements in this manner requires us to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates, judgments and assumptions are continually re-evaluated based upon available information and experience. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates. Areas in which significant judgment and estimates are used include, but are not limited to, revenue recognition, accounts receivable, stock-based compensation, goodwill and capitalization of internal use software.

Revenue Recognition

In accordance with applicable accounting standards, including Securities and Exchange Commission Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, we recognize revenue when earned. Specifically, we recognize revenue when persuasive evidence of an arrangement or contract exists, the price is fixed and determinable, services have been rendered, and collectibility is reasonably assured.

Our service revenues, which are composed primarily of subscription fees, are paid for in advance by either the OEM or the OEM’s consumer and recognized ratably over the service contract period, which is generally one to two years, or in some cases, up to four years. Annual prepayments are recognized ratably over the one year service term of the contract. In some cases, we provide an initial period of “free service” as a promotional incentive. In addition, we refund certain prepaid fees at the request of our customers. As a result, no revenue is recognized during any initial “free period” and no revenue is recognized prior to the expiration of customers’ refund privilege. Thereafter, prepaid fees are recognized as revenue ratably over the remaining term of the service agreement.

We also recognize revenue from various OEM contracts, which represents an agreement with the OEM customer to pay a certain minimum dollar amount, whether or not we provide service to an equivalent number of vehicles. For these types of arrangements, we recognize revenue ratably over a single fiscal year as stipulated by the OEM contract. Generally, as the OEM’s subscribers begin to enroll in annual service contracts, the OEM minimum amounts are supplanted with the monthly subscription fees from the consumers. As this occurs, we reduce the amount of the minimum we recognize each period and begin to recognize the new monthly subscription fees ratably over the service contract period.

We also recognize revenue from performing engineering services for our OEM customers. Under these arrangements, we generally receive payment up-front for services to be provided. We recorded these up-front payments as deferred revenue, and recognize revenue as the engineering services are provided.

Our contract with an OEM includes customer retention provisions which may result in adjustments to our monthly service revenues beginning in March 2004. In the event our monthly customer retention rates exceed the specified level, then we must remit a payment to the OEM based on the number of customers in excess of the contractual retention rate. We will reduce our revenue by the amount of the payment to the OEM. In the event our monthly customer retention levels are lower than the specified level, the OEM must remit a payment to us. We will recognize the payment from the OEM as revenue. Our customer retention rates with this OEM have historically been within the range specified in the contract.

Accounts Receivable

Reserves for uncollectible trade receivables are established when collection of amounts due from subscribers is deemed improbable. Most of our subscription fees are paid for in advance, generally billing a consumer credit card provided by the subscriber. Due to our historical experience with subscriber behavior on cancellation of service, we establish an allowance for credits and refunds of 14.0% of estimated current month collections plus 7.0% of the prior month collections in accrued liabilities. As of December 31, 2002 and 2003, we had recorded provisions of $1.3 million and $1.1 million, respectively, for future subscriber credits and refunds. In addition, due to possible rejection of credit card charges by financial institutions processing our credit card billings, we establish an allowance for doubtful accounts equal to 90.0% of the rejected charges within the first 60 days and 100% within 90 days. We maintained provisions of $5.1 million and $3.9 million for doubtful accounts as of December 31, 2002 and 2003, respectively. The decrease in the allowance in 2003 resulted from improved collection efforts including advance notification and pre-authorization of credit card charges.

Stock-based Compensation

We apply the intrinsic value-based method of accounting prescribed in Accounting Principals Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, to determine the amount of compensation expense that we need to recognize in our results of operations. Compensation expense is only recorded on the grant date if the current market price exceeds the underlying exercise price. Compensation expense related to our stock option plan was $0, $0 and $28,740 in 2001, 2002 and 2003, respectively.

We have adopted the disclosure requirements of the Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, to identify compensation costs excluded from net income (loss). In order to estimate the amount of compensation related to our stock option plan, we must estimate the fair market value of our equity on a per share basis. Historically, as our stock is not publicly traded on a recognized stock exchange, management has periodically engaged the services of a financial institution to perform a valuation exercise on us and make a determination of the per share value based upon standard discounted cash flow analysis and comparable company valuation techniques.

Goodwill

Goodwill is not amortized, but instead tested for impairment at least annually as required under SFAS No. 142, Goodwill and Other Intangible Assets. The first step of the goodwill impairment test is a comparison of the fair value of an entity to its carrying value. The fair value of an entity is the amount which the entity as a whole could be bought or sold for in a current transaction between willing parties. We estimated the fair value of our entities using the discounted cash flow valuation method. This method requires estimates of future revenues, profits, capital expenditures and working capital for each entity. The estimated fair value of each of our entities exceeded its respective carrying value in the tests we conducted during 2003, indicating the underlying goodwill of each entity was not impaired at the time of the analysis.

Capitalization of Internal Use Software

Certain costs of internal use software that is acquired, internally developed, or modified solely to meet our internal needs are capitalized once certain criteria have been met. The criteria used by us are the determination that the software will probably result in future economic benefits and we have committed to funding the development project, otherwise, any engineering and development costs are expensed.

Once the capitalization criteria have been met, we capitalize the external direct costs of materials and services consumed in developing or obtaining internal use computer software, any payroll and payroll related costs for employees who are directly associated with and who devote time to the internal-use computer software project—to the extent of the time spent directly on the project, and interest costs incurred when developing computer software for internal use.

Training, data conversion, process reengineering activities, upgrades and enhancements and maintenance costs associated with the new or upgraded software applications are expensed as incurred.

We amortize the capitalized costs using the straight-line method over the remaining estimated useful life of the software, which range from three to five years. Asset impairment is measured and recognized on a regular basis for both in-process and completed software assets.

Quantitative and Qualitative Disclosures Regarding Market Risk

Historically, we have been exposed to immaterial levels of market risk and have not been significantly exposed to fluctuations in currency exchange rates. However, in the year ended December 31, 2003, approximately 14.6% of total revenues were denominated in currencies other than the U.S. dollar. The functional currency of our Western European subsidiary is the Euro. In future periods, we believe a greater portion of total revenues could be denominated in currencies other than the U.S. dollar, thereby increasing our exposure to exchange rate gains and losses on non-U.S. currency transactions. We do not currently enter into forward exchange contracts to hedge exposure denominated in foreign currencies or any other derivative financial instruments for trading or speculative purposes. In the future, if we believe our currency exposure merits, we may consider entering into transactions to help mitigate that risk.

Our cash is invested in bank deposits and money market funds denominated in U.S. dollars, Euros and Canadian dollars. The carrying value of these cash equivalents approximates fair market value. Our investments are subject to interest rate risk, which is the risk that our financial condition and results of operation could be adversely affected due to movements in interest rates. Assuming our levels of cash as of December 31, 2003, if the per annum rate of interest earned on our invested cash were to change by 50 basis points, or 0.5%, our investment income would be impacted by approximately $147,000 on an annual basis.

Our international business is subject to the typical risks of any international business, including, but not limited to, the risks described in “Risk Factors—Part of our business is conducted outside of the United States, exposing us to additional risks that may not exist in the United States which, in turn, could cause our business and operating results to suffer.” Accordingly, our future results could be materially harmed by the actual occurrence of any of these or other similar risks.

Recent Accounting Pronouncements

In June 2001, FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires us to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. We also record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. We adopted SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 did not have a material effect on our consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material effect on our consolidated financial statements.

In November 2002, the FASB issued Interpretation (FIN) No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on our financial statements. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 did not have a material effect on our consolidated financial statements.

During 2002, the FASB Emerging Issues Task Force reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (EITF 00-21). EITF 00-21 provides an accounting model for an approach to determine whether a vendor should divide an arrangement with multiple deliverables into separate units of accounting. EITF 00-21 requires an analysis of whether a delivered item has stand-alone value to the customer, whether there is subjective and reliable evidence of fair value for the undelivered items, and whether delivery of the undelivered items is probable and substantially in control of the vendor if the arrangement includes a general right of return relative to the delivered item. Companies are required to adopt EITF 00-21 for fiscal periods beginning after June 15, 2003. Companies may apply EITF 00-21 prospectively to new arrangements initiated after the date of adoption or as a cumulative-effect adjustment. The adoption of EITF 00-21 did not have a material effect on our consolidated financial statements.

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities (VIEs), which was issued in January 2003. We will be required to apply FIN 46R to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2004. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and non-controlling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and non-controlling interest of the VIE. The issuance of FIN 46 and FIN 46R will not impact our financial condition or results of operations.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS 150 amends certain other existing pronouncements. For mandatorily redeemable financial instruments of public entities, the requirements of SFAS 150 must be applied in the first fiscal period beginning after June 15, 2003. We do not currently have any financial instruments that are within the scope of this statement.

BUSINESS

Overview

We are the leading independent provider of telematics services for the automotive industry. We serve markets in both North America and Western Europe. Our telematics services are designed to enhance the safety, security and driving experience for consumers while providing marketing and operational benefits to automobile original equipment manufacturers (OEMs) and their dealers. Our services are provided through the two-way communication of voice and data between a subscriber’s automobile and our response centers. We provide service to some of the leading automobile brands in the world, including Mercedes-Benz, BMW, Maybach, Rolls-Royce and Peugeot. For example, we are the service provider behind the Mercedes-Benz Tele Aid program in the United States, and the BMW Assist program in both the United States and Western Europe. During the past three years, the number of vehicles serviced by us has increased from approximately 189,400 vehicles at December 31, 2000 to approximately 493,800 vehicles at December 31, 2003, representing annualized growth of 37.6%.

We pioneered one of the first telematics service offerings in 1996 and continue to be an innovator in the industry through the development and successful implementation of new telematics services and applications. Our consumer services, targeted to vehicle owners, are designed to enhance mobile safety, security and convenience. Our consumer services include location-specific emergency and roadside assistance, automatic collision notification and real-time traffic and navigation information. We also provide OEM services, targeted to OEMs and their dealers, that are designed to increase a vehicle owner’s brand loyalty through enhanced levels of customer service while also providing operational benefits to the OEMs and their dealers. Our currently available OEM services include automated connection of a driver to his or her preferred or nearest dealer to address service and vehicle-related questions, and remote access by an OEM to vehicle performance and diagnostic information. We believe that recent and anticipated advancements in technology will permit OEMs to further leverage telematics to enhance the quality and scope of their post-sale customer service and relationship management while improving operational efficiencies and reducing costs. We also believe we are well positioned to meet the needs of automakers that take advantage of these advancements. For example, in April 2003, we developed an electronic owner’s manual that leverages advances in interactive voice recognition technology to deliver a simple, hands-free interface providing drivers with the ability to obtain the specific information they need about their vehicles, when they need it.

We generate our revenues primarily from annual subscription fees paid by consumers and OEMs. While we have historically derived substantially all of our revenues from the provision of consumer services, we began collecting revenues related to OEM services during the fourth quarter of 2003. For the year ended December 31, 2003, we generated net revenues of $49.4 million, EBITDA of $11.7 million and net income of $1.7 million. EBITDA is not presented here in accordance with generally accepted accounting principles. Please refer to “Summary Historical and Pro Forma Financial Data” beginning on page 8 of this prospectus for a reconciliation of EBITDA to net income and net cash provided by (used in) operating activities.

Industry

Background

Automakers began offering telematics as an option on vehicles in the mid-1990s. Today, virtually every major automaker in the world is analyzing, designing or managing a telematics program for at least some of its models. Of these automakers, most utilize an outsourced solution for their telematics programs. A typical telematics program includes a telematics service provider, such as ATX, and the following five distinct program elements: (1) in-vehicle hardware, (2) wireless communications, (3) location technology, (4) content and (5) driver information.

The telematics service provider maintains the responsibility of integrating the various program elements selected by the OEM into an efficient service offering. This process involves developing and managing the systems and infrastructure necessary to support voice and data transmissions from a widely dispersed group of vehicles and managing these transmissions in a way determined by the automaker client. Service delivery also involves dealer support, maintenance and operations of response centers, remote activation and deactivation of systems, customer orientation and support and billing and collection. The telematics service provider also typically assists the OEM with the overall design of its program, including the selection and integration of the five program elements.

Below is a description of each of the elements of a telematics program and a graphic depicting the role of a telematics service provider in integrating these elements into a telematics service offering:

Telematics Program Elements

In-vehicle Hardware. Integrated vehicle hardware connected directly to the vehicle’s electronics and typically containing a wireless transceiver to make and receive voice and data transmissions.

Wireless Communications. Wireless services obtained from wireless carriers such as AT&T, Verizon and Sprint to connect the enabled automobile to the telematics service provider.

Location Technology. Technology such as the government’s global positioning system that permits the telematics service provider to pinpoint the vehicle’s coordinates.

Content. Any data, information, group of service providers or other items necessary to deliver the selected functionality to either the driver, the OEM or the dealer. Examples of content include mapping data for navigation services, real-time traffic information for traffic services and roadside assistance providers to support breakdown services.

Driver Information. Information supplied by the driver to provide personal relevance to the content or functionality designed into the program. This may include, for example, information about the vehicle, such as color and license plate number, to aid the roadside assistance providers.

The Growth of Telematics

According to Telematics Research Group (TRG), an industry research firm, approximately 34.6 million new light vehicles were sold each year, on average, in North America and Western Europe during the three-year period ended December 31, 2003. TRG also reports that both the number of telematics-enabled light vehicles introduced into North America and Western Europe, as well as the number of telematics-serviced light vehicles on the road in these markets grew during this same period. We define a vehicle as telematics-enabled if it is installed with the necessary in-vehicle hardware to support telematics services. We define a vehicle as telematics-serviced if the telematics service has been activated and the service is being delivered to the vehicle according to the parameters of the particular telematics program.

The following market data supports these conclusions:

Telematics-enabled Vehicles. Of the light vehicles sold in North America and Western Europe, an increasing percentage are telematics-enabled.

•	North America—In 2001, approximately 1.6 million telematics-enabled light vehicles were introduced into North America, representing 8.6% of total vehicles sold during that year. By 2003, however, the number of telematics-enabled vehicles increased to 2.2 million, or 12.4% of total vehicles sold during that period, representing annualized growth of 17.3% in the number of light vehicles.

•	Western Europe—In 2001, approximately 110,000 telematics-enabled light vehicles were introduced into Western Europe, representing less than one percent of total vehicles sold during that year. By 2003, however, the number of telematics-enabled vehicles increased to 720,000, or 4.4% of total vehicles sold during that period, representing annualized growth of 155.8% in the number of light vehicles.

Telematics-serviced Vehicles. The number of telematics-serviced vehicles on the road in North America and Western Europe is also on the rise.

•	North America—Approximately 2.2 million telematics-serviced light vehicles were on the road in North America at December 31, 2001. Two years later, by December 31, 2003, the number of telematics-serviced vehicles increased to 3.8 million, representing annualized growth of 31.4%.

•	Western Europe—Approximately 43,000 telematics-serviced vehicles were on the road in Western Europe at December 31, 2001. Two years later, by December 31, 2003, the number of telematics-serviced vehicles increased to 248,000, representing annualized growth of 140.2%.

For this purpose, vehicles on the road refers to the cumulative number of vehicles, regardless of the year in which they were introduced.

Projected Growth of Telematics-serviced Vehicles. Today, the cumulative number of telematics-serviced light vehicles on the road in North America and Western Europe is estimated to be approximately 4.0 million, which number is projected to increase to approximately 12.6 million light vehicles by 2007, reflecting an annual growth rate of approximately 33.2%.

Growth in Total Telematics Industry. The overall telematics industry, which includes in-vehicle hardware, communication services, content and certain geographic markets we do not participate in, is also growing. Today, total telematics industry revenue in North America and Western Europe is estimated to be approximately $5.9 billion and is expected to grow to $14.5 billion by 2007, reflecting annualized growth of 25.2%. The North American market alone is forecasted to grow from $4.8 billion in 2003 to $9.6 billion in 2007. Telematics service providers in North America and Western Europe as a stand-alone group earned approximately $784.0 million in monitoring service revenues during 2003, which figure is projected to grow to approximately $2.2 billion by 2007, reflecting annualized growth of 29.4%.

All of the industry figures and growth projections included above have been derived from one or more studies performed by Telematics Research Group, an industry research firm. For each of the references above, Western Europe includes: Andorra, Austria, Belgium, Cyprus, Denmark, Finland, France, Germany, Greece, Greenland, Guernsey, Iceland, Ireland, Italy, Jersey, Luxembourg, Malta, Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. In addition, some of the information described above was calculated from two or more reports, and may not be discernable from a single source.

We believe that several dynamics are propelling demand for telematics-serviced vehicles:

Consumer Dynamics

Widespread Acceptance of Safety and Security Features. Consumers have historically embraced automobile features that improve the safety and security of their automobiles. Examples of safety and security features which have gained widespread consumer acceptance include front and side-impact airbags, antilock brakes and seat restraints. The majority of the telematics services available today are also designed to provide enhanced safety and security solutions to automobile drivers. According to a survey performed by Driscoll & Wolfe, a market research and consulting firm, 90% of consumers view the safety and security aspects of telematics as a top motivator in the decision to pay for telematics service.

Growing Adoption of “Leading Edge” Technologies. Consumers continue to express interest in many emerging automotive features and “leading-edge” technologies. This dynamic is exemplified by the number of vehicle models equipped with on-board navigation systems. In 1996, only two automobile models of any make were offered with on-board navigation systems, yet by 2003, over 72 models were offered with this technology. Technology of this nature has also shown a tendency to migrate “down market” to more modestly priced vehicles as integration costs are reduced, promoting even greater adoption. We believe that the adoption of telematics will follow a similar pattern. According to TRG, there were eight automotive brands with telematics-enabled vehicles in 1998, increasing to 22 brands in 2003.

OEM Dynamics

Goal of Differentiating Products While Increasing Brand Loyalty. The global automotive industry is highly competitive. Purchasers of new automobiles are faced with numerous choices, with 46 major car and light truck brands available in North America and 59 in Western Europe at December 31, 2003. Further, consumer retention is critical to the OEM due, among other reasons, to the fact that the cost to the OEM of keeping the customer is generally lower than gaining a new one. Consequently, OEMs are continuously attempting to differentiate their products while simultaneously looking to increase the brand loyalty of their customers whenever possible. We believe that one way OEMs have and will continue to accomplish both goals is through the adoption of telematics programs for their vehicles.

Goal of Improving Operating Efficiencies. To succeed in a highly competitive business environment, OEMs are continuously seeking ways to lower operating costs, improve margins, reduce capital requirements and improve returns on invested capital. To aid in achieving these objectives, most global auto manufacturers have pursued the outsourcing of many aspects of automobile production, including major mechanical and engine components, and electrical system components such as on-board navigation systems, satellite radio and telematics services. We believe that automakers will continue to outsource all or a substantial portion of their telematics programs due to:

•	the increasing technological complexity of the in-vehicle hardware and enabling technologies of a modern telematics program and the challenges associated with designing and integrating these elements into a cohesive program;

•	the fundamental differences between managing a service-oriented business (as in the case of a telematics service provider), and a manufacturing and assembly-oriented business (as in the case of an OEM);

•	the higher levels of customer service demanded by consumers; and

•	the well-publicized inability of some global automakers to successfully develop an in-house telematics solution previously.

The ATX Solution

We offer a customized, integrated telematics solution to meet the demands of consumers, OEMs and their dealers. Depending upon the preferences of the OEM customer, the type of service delivered and, if relevant, the degree of urgency in the communication, our services are provided through a combination of remote data services, automated voice response systems, the Internet and live operators. Our solution utilizes an open architecture design that is compatible with each of the program elements that may be adopted by our OEM customers. We believe that this approach provides greater flexibility in the design and development of our telematics programs, ensures smoother integration of the third-party component manufacturers and technology providers and facilitates a more efficient service delivery to our OEM customers.

Our services provide our customers with the following specific benefits:

Consumer Benefits

Our services are designed to appeal to consumers’ desire for increased safety and peace of mind, while also enhancing the overall driving experience by providing added convenience and functionality through the deployment of “leading edge” services and applications.

Safety and Peace of Mind. Safety and emergency response services are the primary reasons consumers initially acquire, and subsequently continue, our services. Specific examples of the safety and peace of mind provided by our services include:

•	notifying the appropriate emergency responders of the situation and the precise location of the vehicle in the event of an emergency, including automatically in the case of collision notification or airbag deployment;

•	notifying the appropriate roadside assistance provider in the event of a breakdown;

•	remotely unlocking a car door in the event keys are inadvertently out of reach of the driver; and

•	contacting the owner in the event of a potential alarm notification.

Convenience and Functionality. Our services provide added convenience to our OEM’s subscribers through offerings which include providing live operator turn-by-turn directions, delivering real-time traffic reports and tracking stolen vehicles, among others. Our engineers and service designers seek to minimize driver distraction and maximize ease of use through simplified service menus and technologies which enable drivers to focus on the task at hand. In this regard, we have employed speech recognition technologies for certain of our services. As we develop and implement new services that provide greater daily relevance, we anticipate that we will further improve the owner’s driving experience and strengthen his/her interest in telematics.

OEM Benefits

Our services are designed to provide OEMs with the ability to maintain an ongoing dialogue with their customers, thereby facilitating increased brand image and loyalty. Our services also directly benefit our OEM customers by permitting access to our significant industry experience and resources, all of which are believed to result in a more cost-effective service solution. Lastly, our services are capable of assisting OEMs with remote access to, and management of, in-vehicle computer systems and data to potentially further reduce costs and improve operational efficiencies.

Enhanced Brand Image and Loyalty. Our telematics services have been designed to provide our OEM customers with an effective tool to enhance their brand image and, in turn, the loyalty of their customers to them. We work closely with each of our OEM customers to develop a unique telematics program that meets the specific branding objectives of that OEM. Every aspect of the program, including the bundling of the program elements, the text of the response center scripts and the structure of the operating procedures, is intended to reinforce the brand image of our automaker customers. As an example, our service is provided exclusively to Mercedes-Benz customers under the name “Mercedes-Benz Tele Aid.” We believe that our ability to provide transparent, fully customized programs for the OEMs enables them to create unique customer experiences aimed at improving their brand image and loyalty with their customers.

Access to a Strategic Telematics Partner. Our services are intended to benefit our OEM customers by permitting them to outsource their telematics programs to us. In doing so, we function as a strategic telematics solutions partner permitting the OEM’s access to:

•	our significant industry experience, including experience related to:

•	program design and management;

•	integration of diverse systems;

•	handling emergency assistance requests; and

•	providing vehicle-specific data to OEMs;

•	faster times to market by eliminating the time that would be required to develop telematics-related operations internally;

•	an established response center that can increase or decrease in size to meet driver demand; and

•	the economies of scale inherent in our infrastructure and resulting from managing multiple programs for multiple OEMs.

In addition, by outsourcing their telematics operations, our customers can avoid some of the initial and ongoing capital investments associated with acquiring and maintaining the systems, facilities and infrastructure necessary to manage an internal telematics department.

Potential for Reduced OEM Costs and Improved Operational Efficiencies. Our OEM services are designed to leverage future advances in technology in order to provide OEMs that choose to adopt these technologies with vehicle-specific data that may be used to:

•	improve current maintenance processes;

•	enhance future development efforts; and

•	reduce warranty, production and other operating expenses.

We believe that our September 2003 introduction of diagnostic data services on the BMW 5 Series vehicles is an example of how automakers may be moving to take advantage of such benefits. This service is paid for by the OEM and is provided at no charge to the vehicle owner. The service, which is currently available in the United States and Germany, is expected to benefit the automaker with greater revenue from in-network service, as well as permitting the brand’s dealers to more efficiently plan their service schedules. As the industry further progresses, diagnostic information may be gathered to provide early detection of product problems and for other purposes. Such information might also be used to reduce the incidence of OEM product recalls, which, in turn, reduces warranty costs and protects the brand image of the OEM. In addition, new OEM services may ultimately provide an OEM with the ability to provide wireless software fixes to reduce the need for vehicle owners to visit the dealership for repairs. Services such as these would further reduce costs to the OEMs and make vehicle servicing more convenient for the owner.

Our Competitive Strengths

We believe that we maintain the following competitive strengths:

Significant Operating Experience. We pioneered one of the first telematics service offerings in 1996. Since that time, we have accumulated significant experience as a telematics service provider, having launched more customized telematics programs for more OEM customers than any of our competitors. We believe that this experience results in greater technical, operational and industry expertise that directly benefits our OEM customers. Further, because automakers typically commit significant financial resources and three to five years of development time before releasing a particular vehicle model with telematics and consumers typically regard the safety and security aspects of a telematics program as highly important, we also believe that our experience in the industry enhances our ability to partner with automakers on programs of this significance.

Leading Independent Provider of Telematics Services. We are the largest telematics service provider not owned by an OEM, in terms of both the number of telematics programs developed and the number of consumers serviced at December 31, 2003. Because telematics service providers act as intermediaries between OEMs and their customers, the vehicle owner, we believe this independence yields a competitive strength over service providers that are themselves owned by a competitive OEM. In addition, future services may require telematics service providers to gather and analyze data relating to, among other things, the performance and reliability of the OEM’s vehicles. Should this occur, we believe that our independence will become more of an advantage as OEMs attempt to safeguard this commercially-sensitive, vehicle-specific data.

Strategic OEM Relationships. We maintain strategic relationships with some of the leading manufacturers of automobiles in the world, including, Mercedes-Benz, BMW, Rolls-Royce, Maybach and Peugeot. In most cases, our agreements, which typically maintain an initial term of three to four years, provide us with the right to function as the exclusive telematics service provider for specified models within a specified geographic territory. We work alongside our customers to help develop the overall design of their programs and to implement the programs in such a way as to further their brand image and customer loyalty objectives. We believe that these types of strategic relationships enable us to remain closely aligned with our OEM customers’ telematics strategies, thereby positioning us well to capitalize on potential future demand for such services.

Customized Solutions. Our telematics services have been designed and integrated to provide our OEM customers with significant program flexibility. We customize the critical aspects of our programs, including the underlying components and technologies, the range of services provided and the manner in which such services are delivered; in each case, to the requirements of our OEM customer’s specifications. We do this by working with our OEM customers to determine the fundamental business requirements underlying their decision to implement a telematics program and then designing a program to further those business requirements. We believe that our dedication to providing customized telematics solutions to our OEM customers is one of the key reasons we have been successful in aligning ourselves with some of the most highly respected automobile brands.

Open Architecture and Flexible Client/Server Environment. Our systems are based on an open architecture design that is compatible with a wide range of in-vehicle hardware and location and wireless communications technologies. Our neutral infrastructure allows us to exploit technological advances to continuously upgrade our systems as well as develop new, innovative services, while at the same time managing systems costs and ensuring a consistent service delivery. Additionally, we operate in a flexible client/server environment where the in-vehicle hardware derives much of its functionality from our servers. This reduces the expense and complexity of the in-vehicle hardware. We can generally deliver new services to consumers simply by modifying our server applications, without modification to the hardware out in the field through costly retrofit programs. We believe that our approach to technology will yield tangible benefits to us and our customers as we compete in a market characterized by rapid technological change, frequent new systems enhancements, evolving standards and changing client requirements.

Trans-Atlantic Presence. Through the acquisition of Vodafone Passo, we became the only independent telematics service provider to the automotive industry with a presence in both North America and Western Europe. Currently, we maintain coverage in Germany and the U.K. in Europe, and in the U.S. and Canada in North America. We believe this presence provides us with an important competitive advantage because it allows OEMs to utilize one telematics services provider in both the North American and Western European markets, helping promote reduced costs and consistency of service across an extended coverage area.

Our Growth Strategy

We intend to grow our business by expanding the number of vehicles enabled to provide our services and developing and promoting the adoption of new value-added telematics services. Key elements of our strategy include:

Increasing Our Share of the Automotive Marketplace. Through our brand teams, we will work with our current OEM customers to expand the penetration of our service offering into additional vehicle models. In addition, we plan to leverage our industry reputation and customized service offering to add new OEM customers, including manufacturers of luxury and non-luxury models. We believe our customized solution will serve our strategy well as we work with OEMs to develop unique programs that are closely tailored to the specific demographic profiles of each owner group.

Continuing to Develop New Consumer Services. We intend to develop and promote new consumer services to further enhance the safety, security and driving experience of vehicle owners. Future consumer services, including driver-defined services and off-board navigation, are expected to facilitate greater driver interaction with their vehicles. In each case, we are committed to developing consumer services that enhance our OEM customer’s brand image. We anticipate that the development of new consumer services will enable us to grow our revenues by increasing the number of vehicles serviced, as well as the value of the services delivered to those vehicles.

Promoting the Adoption of OEM Services. We believe that recent and anticipated advances in technology will permit OEMs to further leverage telematics data to enhance operational efficiencies, reduce costs, and more closely manage customer relationships. We currently offer OEM services such as dealer connect, diagnostic data services and performance data services which we intend to promote to our OEM customers who desire to take advantage of these advances. We are also committed to expanding our OEM services to take advantage of recent and anticipated advances in technology. New OEM services are expected to include, for example, enhanced uses of interactive voice technology, mileage notification to designated dealers and dealer services designed to improve customer service. We intend to promote the market validation for such programs in order to become an increasingly valued-added partner to our OEM customers.

Expanding Geographically. We intend to capitalize on our presence in both the North American and Western European markets by providing a trans-Atlantic solution to OEMs desiring reduced costs and consistency of service across an extended coverage area. By the end of 2005, we intend to expand our service coverage to additional Western European countries, including France and Italy, and eventually we intend to provide seamless telematics services throughout Western Europe.

Selectively Pursuing Acquisition Opportunities. We believe that the telematics industry provides selected opportunities for expansion through acquisition, including acquisitions of installed customer bases. For example, our recent acquisition of Vodafone Passo, provided us with an established and immediately visible presence in Western Europe through Vodafone Passo’s historical relationship with BMW. While we do not currently have any plans to pursue any particular acquisition, we may consider acquisitions from time to time in the future.

Our growth strategy involves risk. We cannot provide any assurance that we will be successful in implementing our strategy or that it will lead to the achievement of our objectives.

Our Services

We provide a wide range of telematics services that appeal to vehicle owners, OEMs and OEM-related dealers. We refer to our service offerings as consumer services and OEM services.

Consumer Services

Consumer services represent those services provided to the driver of the vehicle and relate directly to the traditional driving experience. The following table describes some of our currently available consumer services, not all of which are available in all geographic areas or with all programs. Certain services may not be in use currently under any OEM program.

Emergency and Breakdown Services	Location-based emergency and breakdown response service that operates at the touch of a button.

Automatic Collision Notification	Location-based emergency response service that operates automatically upon deployment of vehicle airbags, seat belt tensioners or collision detection sensors.

Remote Door Unlock	Driver-initiated service that assists a consumer with remotely unlocking a car door or trunk.

Stolen Vehicle Recovery	Real-time, location-enhanced, driver-initiated search for a consumer’s stolen vehicle.

Vehicle Security System Activation Notification	Real-time notification of a vehicle security system activation.

Voice Navigation • Turn-by Turn Directions • Points of Interest	Real-time, location-enhanced, consumer-initiated navigation assistance provided by an operator. Service may include assistance with points of interest such as ATMs, gasoline and servicing stations and other driver requests.

Destination/Points of Interest Download	Upon request, a consumer may have a specific address or point of interest downloaded to the navigation unit within the vehicle. The unit accepts the destination, calculates and displays the route. The telephone number for the requested destination and other information may also be transmitted.

Real-Time Traffic Information	On demand traffic information is delivered to the vehicle in a number of ways. It can be displayed on the in-vehicle navigation system, accessed via a personalized website or delivered by an interactive voice response system which serves to minimize driver distraction.

Concierge	On demand connection to concierge services.

Vehicle Information	On demand connection to customer service personnel to address any questions or issues a consumer may have with his/her vehicle.

Customer Care	On demand connection to customer service representatives allowing customer profile updates, changes to emergency contact information, billing support and answers to questions regarding the service suite.

Customer Website	Consumer-based website that provides details on services available, answers to frequently asked questions, access to billing information and resolution of customer service issues through email messaging.

OEM Services

OEM services represent those services that are provided to the OEM and/or its dealers. The following table describes some of our currently available OEM services, not all of which are available in all geographic areas or with all programs. Certain services may not be in use currently under any OEM program.

Dealer Connect	Automatic connection of a vehicle owner to his/her preferred or nearest dealer.

Diagnostic Data Services

Real-time, vehicle-specific distribution of detailed error codes to:

•      potentially assist the OEM with vehicle design improvement, quicker trend and recall analysis, inventory adjustments, supply chain management, and customer satisfaction through immediate diagnosis of roadside repair issues; and

•      facilitate the dealers’ capture of increased repair and replacement revenue, more efficient service scheduling, parts inventory management and improved customer satisfaction.

Owner’s Manual	On demand owner’s manual information that functions using hands-free, interactive voice response technology.

Performance Data	Distribution of vehicle performance data, generally aggregated by model, to the OEM in order to potentially reveal performance trends and needed product enhancements. Data collected can be virtually any item of information monitored or analyzed in connection with the operation of the vehicle, including RPMs, oil temperature, tire pressure, water temperature, oil pressure, compression, vacuum, emissions, etc.

Consumer Surveys/Feedback	Utilizing interactive voice technology, consumers can provide immediate feedback on vehicle performance, dealer experience, or respond to customer satisfaction surveys. These results, along with the customer contact information gathered at the time of service initiation, can be stored, analyzed and reported to a variety of constituents within both the OEM as well as the dealer network.

OEM Website	Development and maintenance of a telematics website which provides pertinent information about the OEM’s telematics program. The website is linked to the OEM’s website to drive additional traffic to the OEM’s website and support the OEM’s marketing efforts.

In-Vehicle Marketing	Provides the ability to send text messages with response choices to an individual customer allowing the OEM to market services and communicate directly with the driver. The response information is then captured, stored and provided to the OEM.

Off-Board Navigation	This service enhances the OEM’s ability to deliver route assistance/navigation to the vehicle by utilizing an off-board server (instead of the on-board computing power of the navigation system) to calculate routes and provide up-to-date information on various destinations. This service overcomes the OEM’s challenges of keeping mapping data current and providing a cost-effective navigation system.

Prior to the year ended December 31, 2003, we did not generate any revenues from the provision of OEM services. During that year, we derived less than one percent of our total revenues from OEM services. We expect that revenues from OEM services will continue to account for a small percentage of our revenues for at least the next three calendar years. The growth of our OEM services is speculative. In order for our OEM services to evolve to a point of possible commercial viability, we must, among other things:

•	work closely with automakers, in-vehicle hardware manufacturers and others to develop products and services that, in some cases, are not currently commercialized;

•	predict and manage evolving and inconsistent standards within the telematics industry and, in many cases, changing customer demands; and

•	convince automakers that tangible operational efficiencies can be realized from the use of our OEM services.

We cannot assure you that our OEM services will meet the requirements of our OEM customers or that such services will ever achieve any degree of significant market acceptance. Further, because this segment of our market is new, we cannot be certain of its size or growth potential.

Services Under Development

Our new product development team is responsible for developing, analyzing, testing and introducing service enhancements and new service offerings. This team is in various stages of development on a number of new services that are designed to enhance the safety, security and driving experience of drivers while providing marketing and operational benefits to OEMs and their dealers. Services that are currently under development include:

Driver-Defined Services	Unique services to be defined by the individual driver that facilitate greater interaction between that driver and his/her vehicle. As an example, driver-defined services may include remote start-up, shut-down, temperature adjustment or setting of other driver preferences.

Mileage Notification	Distribution of vehicle-specific mileage data to a designated dealer to facilitate increased repair and replacement revenue.

Dealer Services	Provides customer relationship management information to dealers such as theft recovery, airbag deployment and breakdown information to provide improved customer service and potential sales and service leads.

In many cases, our product development and systems support activities are collaborative efforts with automotive OEMs. We also work closely with electronics manufacturers such as Motorola, hardware manufacturers such as IBM and software providers such as Siebel Systems to develop new service capabilities. The technologies that are developed as a result of these relationships, and the intellectual property rights therein, may be owned by us exclusively, may be owned by third parties exclusively, or may be owned jointly by us and third-parties. No assurances can be provided that we will complete the development of these or any other new services nor can any assurances be provided that any new services that are developed by us will achieve any degree of market acceptance.

Our company-sponsored product development expenses were $4.4 million, $4.0 million and $6.1 million during 2001, 2002 and 2003, respectively. These activities related primarily to the development and ongoing support of new service offerings, including voice owner’s manual, dealer connect, voice-activated traffic applications, establishing the technology platforms necessary to provide off-board navigation and the migration of the North American operations platform to our response center in Western Europe.

Customer Relationships

Introduction

As a wholesale service provider to the automotive industry, OEMs represent our direct customers and subscribers to our OEM customers’ programs represent our indirect customers. Our telematics services are offered in connection with original equipment installed on new automobiles in one of the following three manners:

•	Standard. In many cases, our services are standard on all vehicle models manufactured by the OEM for delivery into the covered geographic territory. For example, during 2003, all Mercedes-Benz S, SL, SLK, SLR, E, M, G, CL and CLK Class vehicles manufactured for distribution in the United States came equipped with telematics as a standard feature.

•	Standard at Certain Trim Levels. In certain cases, our services are standard on an OEM’s vehicles when combined with a certain trim package. As an example, the BMW 330i Sedan sold in the United States during 2003 was offered with the Premium Package which included leather upholstery, power moonroof, power front seats and our telematics service offering, among other features.

•	Optional. As an optional feature, a consumer is permitted to purchase telematics services along with other commonly available options such as leather upholstery, a power sunroof, or the premium sound system. An example includes the Mercedes-Benz C Class during 2003.

Current OEM Customers

We are currently providing service to the following OEM customers:

Customer	Service Territory	Year Service Initiated by Us	Scheduled Contract Expiration	Covered Models(1)

BMW—Canada	Canada	2002	First Quarter, 2005	7 Series 6 Series 5 Series 3 Series X3 X5 Z4

BMW—Europe	Germany United Kingdom	2003	Written agreement expired. Relationship governed by course of conduct(2)	7 Series 6 Series 5 Series 3 Series X3 X5 Z4

BMW—North America	United States	2001	Fourth Quarter, 2004(3)	7 Series 6 Series 5 Series 3 Series X3 X5 Z4

Maybach	United States	2003	First Quarter, 2007	57 62

Customer	Service Territory	Year Service Initiated by Us	Scheduled Contract Expiration	Covered Models(1)

Mercedes-Benz— USA	United States	1999	First Quarter, 2007	S SL SLK SLR E M G CL CLK C

Mercedes-Benz— Canada	Canada	1999	Written agreement expired. Relationship governed by course of conduct(4)	S SL SLK SLR E M G CL CLK C
Rolls-Royce	United States Canada	2003	Third Quarter, 2007	Phantom

(1)	Includes models equipped with telematics as standard, standard at certain trim levels and optional equipment. Not all models have been in the market since service initiated.
(2)	Although we continue to provide services to BMW in the territories referenced in the chart, portions of our written contract with BMW—Europe have already expired. However, our arrangement remains governed by a course of conduct between us and a Framework Agreement that provides that the arrangement is terminable upon 12 months’ notice prior to the end of a calendar quarter. We are currently negotiating to renew our written contract with BMW—Europe.
(3)	Our agreement with BMW—North America could expire during the fourth quarter of 2004 should BMW—North America elect to provide us with written notice of termination on or before July 1, 2004. To the extent BMW—North America does not provide such notice, our agreement will renew for successive one-year periods. We are currently negotiating to extend our contract with BMW—North America.
(4)	Although we continue to provide service to Mercedes-Benz in the territory referenced in the chart, our written contract with Mercedes-Benz—Canada has already expired. However, our arrangement remains governed by a course of conduct between us. We are currently negotiating to renew the written contract with Mercedes-Benz—Canada.

For the years ended December 31, 2001, 2002 and 2003, programs with Mercedes-Benz and BMW collectively accounted for 91.3%, 97.4% and 97.9% of our net revenues, respectively. If we were to lose either of these key relationships, our business and prospects would be harmed. We cannot assure you that any of our OEM customers, including Mercedes-Benz and BMW, will renew their contracts with us when they expire or that, if they are renewed, they will be renewed on the same or similar terms. Further, we cannot assure you that we will be successful in executing new contracts with any of our OEM customers with whom previous written contracts have expired.

Developing Relationships

On December 11, 2003, we entered into an agreement to provide services in select countries of Western Europe to Peugeot Citroën Automobiles SA (PCA), the manufacturer of the Peugeot brand of automobiles. Under the terms of that contract, we must timely fulfill certain specified milestones or PCA could terminate the program and the agreement. No assurances can be given that we will meet the milestones specified in the PCA agreement. After program launch, PCA may terminate the agreement upon 12 months’ notice to us or upon our failure to meet the required service levels.

We are currently negotiating with other major OEM brands to assume responsibility for their existing telematics programs or to develop a new telematics program for them. No assurances can be given; however, that we will be successful in obtaining new OEM customers.

OEM Contracts

Our OEM contracts generally provide us with the right to function as the exclusive telematics service provider under our programs for the models and geographic territories specified in the applicable OEM contract. Our OEM contracts do not require the OEM to install telematics on any minimum number of models or vehicles or to continue supporting telematics programs at all.

Our OEM agreements generally require us to maintain certain minimum service level standards, including, among others, the following:

•	Specific Acknowledgment Times. We must answer all calls, on average, within a specified number of seconds or less, measured monthly. Generally, we are required to answer emergency calls quicker than we are required to answer other calls, including those relating to information and roadside assistance.

•	Specific Account Activization Times. We must activate new subscribers, on average, within a specified number of minutes or less, measured monthly. Generally, we are required to activate new subscribers in less than an hour from new car delivery.

•	Consistent System Availability. We must maintain our services virtually on a 24/7/365 basis, allowing generally not more than a short amount of total down time per year.

The precise terms of the service-level agreements vary between programs. Our OEM contracts may be terminated by the OEM customer upon a material breach by us, including upon failure to meet the required service levels. Accordingly, if our OEM customers were to voluntarily elect to drop telematics from their vehicle lines, if we were to fail to perform under the agreements as required or if our OEM customers were to terminate or permit our arrangements to expire, our revenues would decline, and our prospects would be significantly limited.

Our OEM agreements generally also:

•	require us to adhere to reasonably detailed service protocols, including protocols relating to the activation, billing and deactivation of subscribers;

•	require us to maintain and provide certain reports to our OEM customers, including reports detailing our compliance with service level agreements;

•	mandate some form of quality control programs;

•	impose certain notice requirements on us, including those relating to customer complaints;

•	require us to make certain representations and warranties about our service offering;

•	require us to maintain specific back-up procedures;

•	impose certain confidentiality covenants on us;

•	require us to respect specific guidelines concerning the use of the marks of the OEM;

•	allocate the ownership of the intellectual property developed during the agreement between ourselves and the OEM;

•	impose specific indemnification obligations on both the OEM and us;

•	impose specific insurance obligations on us; and/or

•	provide certain audit rights to the OEM.

We typically include provisions in our agreements with OEM customers that are intended to limit our exposure to potential liability for damages under the agreements, although such provisions do not exist in every OEM contract. The nature and extent of these limitations, if any, vary from agreement to agreement, and it is possible that these limitations may not be effective as a result of unfavorable judicial decisions or current or future laws enacted in one or more of the jurisdictions in which we do business.

Generally, upon the termination of the agreements with our major OEM customers, we would have the following rights and obligations:

•	our obligation to return any confidential information of the OEM, including in some instances information about our mutual customers;

•	our obligation to keep confidential and to limit our use of certain information shared during the relationship with the OEM;

•	our obligation to discontinue all use of the OEM’s marketing materials, trademarks, trade names and logos;

•	our obligation to assume certain expenses incurred in providing services to the OEM, for instance, the responsibility for maintaining certain 800 numbers for previous customers; and

•	our right, in some instances, to continue to market and provide services to certain vehicles previously under service with us.

Sales and Marketing

Sales Strategy

At December 31, 2003, our sales and marketing staff consisted of 31 analysts, marketing communications specialists, marketing managers, product managers and brand team members. Our sales and marketing efforts are largely focused on our direct sales channel, which we have identified to be global automakers with significant customers in North America and Western Europe. Within this channel, we believe that automakers who are not affiliated with General Motors provide us with the greatest opportunity for near-term growth. We believe that automakers affiliated with General Motors may be obligated or predisposed to engage the services of OnStar. Generally, we market to our OEM customers as follows:

Existing OEM Customers. We market to our existing OEM customers using designated brand teams. Each of our brand teams is responsible for maintaining and expanding relationships with current OEM customers and ensuring ongoing customer satisfaction. These brand teams learn the OEM’s culture, business objectives and telematics strategy and work to represent the needs of the OEM within our organization. It is the role of the brand team to continue to enhance the value proposition of telematics for the OEM and thereby grow the revenues on that account. This is accomplished through working across several departments within the OEM (engineering, marketing, sales, dealer relations, etc.) and providing a comprehensive program that meets the needs of the stakeholder groups.

Prospective OEM Customers. New business is prospected by targeting executives of global automakers who have decision-making authority over technology features to be added to upcoming models. Technical personnel provide the technological expertise to support the sales effort. Initial sales activities typically include demonstration of our capabilities followed by one or more detailed technical reviews.

As part of our sales strategy, we also provide a wide variety of marketing support to the OEM. In this manner, we function to more closely manage the sale of our service offerings to consumers while at the same time demonstrating our position as a strategic partner to the OEM. Our marketing support includes:

•	customer research and telematics program design;

•	collateral marketing materials;

•	website functionality; and

•	dealer support, including on-site dealer training.

Subscriber Acquisition and Renewal

In a typical program, per our agreement with our OEM customers, consumers are enrolled by the dealer at the time of new vehicle purchase. Information about the benefits of the service, the functionality to be provided and the costs of the program, are each handled by the dealer’s representatives according to the program’s requirements. Consumers also receive program information from our customer service organization at the time of account activation and an acquaintance call using the system itself. Generally, consumers are asked to provide a payment method (typically, a credit card), contact information and a signature on the subscription agreement before the vehicle leaves the showroom or the service is initiated. Service contracts with consumers are generally established for an initial term of one year and automatically renew for successive one-year periods until terminated by the consumer in accordance with the applicable termination window. Prior to the annual renewal date, consumers are notified of the renewal and the pending charge to their credit card. We also execute various marketing programs designed to increase consumer renewal rates including welcome emails, periodic account updates via email and/or direct mail, outbound calling programs to non-renewing consumers as well as website support to answer frequently asked questions or to communicate directly via email with our customer services organization.

Facilities and Customer Support

Primary and Back-up Response Center Facilities

Our primary response centers, located in Irving, Texas and Düsseldorf, Germany, operate on a 24/7/365 basis. We provide our services through a combination of remote data services, automated voice response systems, the Internet and live operators. We connect our OEM customer’s selected program elements via dedicated data links and the Internet. Our response centers operate on a proprietary computer telephone interface that improves our signal handling efficiency, gives our OEM customers additional program design flexibility and enhances the scalability of our response center operations. With this interface, we are able to receive data pertaining to the event that has taken place or is requested from the vehicle, electronically analyze the data, add or delete data, append the voice call, if required, and route it to the appropriate destination anywhere in the world.

Our response centers and computer interfaces interact with multiple OEM touch points. Each call is routed to the appropriate OEM/concierge facility, based on type of call. Our response centers can also act as back-up to our OEM customers in the event of an outage at OEM call centers, should one be used in the program.

We also operate a back-up site located in Carrollton, Texas which is approximately seven miles from our Irving, Texas facility. This response center supports our operations in the event of a loss of the primary location. The secondary site hosts duplicate critical systems and serves as a back-up for these services. We store additional spare telecom and facility equipment to accommodate the required emergency staffing increases. A live test of the facility is performed on a monthly basis for the response center operations. The primary servers for our Western European operation are supported by multiple levels of redundancy to help ensure uninterrupted physical security, fire suppression, environmental, power and network systems.

We are currently in the process of moving our Düsseldorf, Germany response center to a new facility comprising approximately 24,000 square feet. The new facility is expected to be operational by the second quarter of 2004.

Customer Support Operations

At December 31, 2003, we employed 180 response, customer care and data entry specialists. Vehicles traveling inside the North America covered zones are handled from our response center in Texas and vehicles traveling inside the Western European covered zones are handled from our response center in Germany. Our response center specialists undergo a comprehensive training course and rigorous certification testing before being permitted to manage any incoming calls from consumers. In addition to educating our operators on how to handle a driver’s call, these courses ensure an understanding of the vehicles manufactured by the OEM customer and the precise features and functionality of the vehicles covered by the program.

Calls entering our response centers are fully automated so that when a wireless communications channel is opened by the in-vehicle hardware, relevant data about the vehicle, the type of request and the vehicle’s location are automatically routed to the appropriate application server or live operator. Our systems automatically prioritize every incoming call and re-prioritize each call standing in queue every three seconds. We believe that this system results in quicker handling of emergency situations, more accurate and comprehensive information management, and lower costs.

Competition

The telematics industry is highly competitive. We compete against other telematics service providers on the basis of service quality and reliability, technical capabilities, scope of service, industry experience, past contract performance and price. Our major competitor in North America is OnStar and, to a much lesser extent, Cross Country Group. We believe that OnStar (a division of General Motors Corporation) is the largest telematics service provider in terms of overall subscribers, having provided service to a significant majority of all telematics-serviced vehicles on the road at December 31, 2003. Indirectly we also compete with wireless devices such as cellular telephones and carriers of mobile communications, as well as aftermarket providers such as Network Car. As wireless providers in the U.S. market complete their service build-out for location based services, this competition may increase significantly or could jeopardize the commercial viability of our service offering altogether. Our major competitors in Europe are T-Mobile Traffic, Wireless Car, TargaSys, OnStar and IMA. T-Mobile Traffic currently provides telematics services to Mercedes-Benz in Western Europe under the name Mercedes-Benz Tele Aid and, therefore, already maintains a relationship with one of our key OEM customers. We compete to a lesser extent with systems developed internally by current and prospective OEM customers. We may face additional competition in each of these markets, especially if automakers continue to demand additional, more sophisticated telematics programs.

Some of our current and potential competitors have established or may establish cooperative relationships among themselves or directly with automobile manufacturers. Accordingly, it is possible that alliances among competitors or among manufacturers, particularly if they involve GM or OnStar, will have a negative impact on our business. Certain of our current and potential competitors, including OnStar, also have significantly greater name recognition and financial, marketing, management and other resources than we do. They may be able to respond more quickly to changes in customer preferences or devote greater resources to developing and promoting their service offering. We cannot guarantee that we can maintain our competitive position against our current and potential competitors, especially those with greater financial, marketing, management and other resources than we have.

Intellectual Property

Our technology efforts focus on enhancing the features of our current service offering, while maintaining the benefits of our open architecture. Our systems are designed to work with the technologies of other companies, including those companies supplying in-vehicle hardware, wireless communications and location technology. We expect to develop proprietary technology where feasible and to purchase or license technology where cost-effective.

We rely on copyright protection for our works of authorship and trade secret protection for our technical know-how and confidential information. We do not currently maintain patent protection for our business model or our technology, and we currently do not plan significant patent applications in the future. As a result, we will not have patents that preclude or inhibit others from entering our market. We generally enter into confidentiality agreements with our employees, vendors and consultants and with our clients and corporations with whom we have strategic relationships; however, the terms of these agreements vary and may not provide us with adequate protection against non-disclosure. In addition, we attempt to maintain control over, access to, and distribution of our intellectual property and technical know-how; however, despite these efforts, unauthorized parties may attempt to copy aspects of our service offering or the documentation used by us in delivering such services or to obtain and use other information that we regard as proprietary. Monitoring infringement of intellectual property rights is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our intellectual property and technical know-how, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. Accordingly, other parties, including competitors may:

•	duplicate our service offering;

•	independently develop technologies that are substantially equivalent or superior to ours; or

•	exploit technologies that were developed under agreements with us giving them co-equal or exclusive rights in those technologies.

Third parties, including competitors, may already have patents on inventions, or may obtain patents on new inventions in the future, that could limit our ability to provide services that we provide now or new services we may provide in the future. Such third parties may claim that our products or services infringe their patent rights and assert claims against us. In addition, we have agreed in some of our contracts, and may in the future agree in other contracts, to indemnify third parties for any expenses or liabilities resulting from claimed infringements of the proprietary rights of third parties as it relates to the services we provide. We, or third parties that we are obligated to indemnify, may receive notifications alleging infringements of intellectual property rights relating to our business, the provision of our services or the products previously sold by us. We are currently defending a patent infringement action alleging that certain of our previously produced OnGuard Tracker systems and certain of the products installed and sold by former and current OEM customers infringed patents held by third parties. Management considers the claim to be without merit and immaterial to our operations. Although we are vigorously defending this claim and will continue to defend against such claims against us or possibly our customers or manufacturers in the future, litigation with respect to patents or other intellectual property matters, whether with or without merit, could be time-consuming to defend, result in substantial costs and diversion of management and other resources, cause lapses in providing our services, or require us to enter into royalty or licensing agreements, any or all of which could have a material adverse effect on our business, operating results and financial condition. If any infringement claim is successful against us, we may be required to pay substantial damages or we may need to seek and obtain a license of the other party’s intellectual property rights. We may be unable to obtain such a license on commercially reasonable terms, if at all. We may be required to redesign those services that use the infringed technology. Moreover, we may be prohibited from selling, using, or providing our services that use the challenged intellectual property. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to cover us for all liability that may be imposed.

We currently hold three patents in the U.S. related to our discontinued OnGuard Tracker product and one provisional patent pending in the U.S. relating to certain of our service offerings for off-board voice recognition.

Our Western European subsidiary holds more than 75 foreign patents or patents pending. We do not believe these patents are material to our continuing operations.

Company History

We were founded in 1994 and initially began as a telematics service provider and in-vehicle hardware manufacturer to the commercial and automotive aftermarkets. Commencing with the purchase of Protection One’s Mobile Services Group in August 1999, we focused our efforts exclusively on the provision of telematics services and systems integration for the automotive OEM market and began to wind down our hardware manufacturing operation. Currently, we do not manufacture any in-vehicle hardware used by our OEM customers.

On July 31, 2003, we acquired Vodafone Passo GmbH, the telematics service provider owned by Vodafone Group Plc, a global mobile telecommunications network company. We expect that this acquisition will provide us with the Western European presence to accelerate the development and marketing of a trans-Atlantic service offering to leading global automakers. For a more complete description of the Vodafone Passo acquisition, please see “Certain Relationships and Related Party Transactions—Transactions with Vodafone—Acquisition of Vodafone Passo GmbH.”

Employees

At December 31, 2003, we had a total of 355 employees. Of the total, 36 were in finance, legal and administration, 31 were in sales and marketing, 108 were in technical, systems support and integration and 180 were in response center operations. Our employees are not represented by any collective bargaining unit, although our Western European operations are subject to a works council consisting of seven elected employee representatives who have certain rights to negotiate working terms and conditions and to receive notices of significant corporate actions on behalf of employees. We have never experienced a work stoppage. We believe our relations with our employees to be good.

Properties

Our U.S. headquarters, located at a facility in Irving, Texas, occupies approximately 58,000 square feet of office space and houses both our corporate offices and our North American response center and systems operations center. Our Western European headquarters are located at a facility in Düsseldorf, Germany consisting of approximately 19,000 square feet of office space. This facility is currently leased from an affiliate of Vodafone and will expire on August 31, 2004. See “Certain Relationships and Related-Party Transactions—Transactions with Vodafone—Acquisition of Vodafone Passo, GmbH.” We leased a new facility to support the growth of our Western European market to begin April 1, 2004 with an expiration date of March 31, 2014. The new facility will have a total of approximately 24,000 square feet with a response center and systems operations center consisting of approximately 10,000 square feet.

Legal Matters

From time to time, we may be involved in litigation that arises through the normal course of our business operations. We are not involved in any material litigation nor, to our knowledge, is any material litigation threatened against us.

MANAGEMENT

Executive Officers and Directors

The following table sets forth, as of February 29, 2004, information about our executive officers and directors:

Name	Age	Position
Steven A. Millstein	51	President, Chief Executive Officer and Director
Hal L. Jensen	47	Chief Operating Officer
Russell A. Olson	45	Chief Financial Officer
Ronald R. West	48	Executive Vice President of Sales and Marketing
Renée T. Kingsley	39	General Counsel and Vice President of Human Resources
Steven W. Riebel	50	Chairman of the Board
Mahinder P. Chugh	52	Director
R. Tomas Isaksson	49	Director
Michael Kaufman	58	Director
James R. Leininger	59	Director
Thomas W. Lyles, Jr.	47	Director
James M. Mansour	44	Director
Ernest H. Pomerantz	62	Director

Steven A. Millstein. Mr. Millstein began serving as a director and as our President and Chief Operating Officer in August of 1999 upon our acquisition of Protection One’s Mobile Services Group. He was promoted to the position of Chief Executive Officer in June of 2000. Prior to joining us, Mr. Millstein served as the President of Protection One Mobile Services Group, a telematic services company. He served in this capacity from November of 1997 until August of 1999. Mr. Millstein holds a law degree from Washburn University in Topeka, Kansas and a B.A. from the University of Kansas.

Hal L. Jensen. Mr. Jensen has been our Chief Operating Officer since October of 2000. He is responsible for the management of our response center operations, our facility operations, and our information technologies department. Prior to joining us, Mr. Jensen served as a Vice President of ProStar Security from February 1998 through September of 2000. While at ProStar, Mr. Jensen was responsible for the corporate and administrative functions of the Company including all general employment and benefit matters. Mr. Jensen has a B.B.A. degree from Washburn University, Topeka, KS.

Russell A. Olson. Mr. Olson recently began serving as our Chief Financial Officer in January of this year. Prior to joining us, Mr. Olson served in a variety of capacities for Verizon Communications. He was the Director of Strategic Planning and Budgets for Verizon International from May of 1998 until May of 1999, where he was in charge of the development of a comprehensive five-year strategic plan and annual budget for Verizon Communication’s Latin American affiliates. In June of 1999, he became an Executive Director of Business Analysis and provided business oversight to Verizon’s Latin American affiliates. From October of 2001 until July of 2003, Mr. Olson served as an Executive Vice President of Finance for Grupo Iusacell, S.A. de C.V., a Mexican subsidiary of Verizon Communications. Mr. Olson holds a Master’s Degree in Finance from Fairfield University and a B.S. in Business Administration from the University of Arizona.

Ronald R. West. Mr. West serves as our Executive Vice President of Sales and Marketing, a position he has held since May of 2002. Prior to that time, he was the Vice President of Major Accounts at SBC Southwestern Bell, where he managed a 475-person sales and service organization from April of 1998 through May of 2002. Mr. West received his business degree from Southwestern Missouri State University.

Renée T. Kingsley. Ms. Kingsley became our General Counsel and Vice President of Human Resources in December of 2001. Prior to her accepting this position with us, she was employed by Protection One as General Counsel from November of 1997 and General Counsel/VP Administrative Services from March of 2000 through September of 2001. Prior to becoming our General Counsel and Vice President of Human Resources,

Ms. Kingsley performed consulting services for us. She received her law degree from the University of Georgia School of Law and her B.A. in philosophy from Spring Hill College.

Steven W. Riebel. Mr. Riebel currently serves as our Chairman of the Board, a position he has held from 1994 when he co-founded our company. From 1995 through 2000, Mr. Riebel was also our Chief Executive Officer. Mr. Riebel currently serves as Chief Financial Officer of BioNumerik Pharmaceuticals, Inc., a position he has held since January 2001. From 1986 to 1995, Mr. Riebel was Chief Financial Officer and a board member of Data Race, a publicly traded data communication product company. During his time at Data Race, Mr. Riebel was involved in financing and capital raising projects from inception and he also played a leading role in that company’s initial public offering. Mr. Riebel received a B.S. in accounting from Long Island University and a M.B.A., with a double major in finance and marketing, from the University of Pittsburgh.

Mahinder P. Chugh. Mr. Chugh began serving as a director on February 20, 2004. Mr. Chugh is presently the President and Chief Executive Officer of Super-Max Corporation U.S.A, and he has held such position since October 2001. Super-Max is the second largest manufacturer of razor blades in the world. Prior to joining Super-Max, Mr. Chugh was a partner at Ernst & Young where he served as the head of Corporate Finance and Mergers and Acquisitions in India from 2000 to October 2001. Prior to joining Ernst & Young, Mr. Chugh served as director and head of Corporate Finance at Lazard India Limited from 1997 to 2000. Mr. Chugh received his B.S. in Chemistry from Fergusson College in Pune, India, and his M.B.A. from the University of Pune in Pune.

R. Tomas Isaksson. Mr. Isaksson has been a director since January of 2003. He is currently the Chief Executive Officer of Vodafone Americas, Inc., a position he has held since January of 2002. In this capacity, he is responsible for Vodafone’s various interests in the Americas Region. Prior to that, he served as President of Vodafone Global Platform from March of 2000 through December of 2001. He was the Chief Executive Officer of Europolitan Holdings, AB, publ. from November 1995 until February of 2000. Vodafone Deutschland, GmbH, a greater than 5% stockholder, and Dr. Leininger are parties to an agreement whereby each agree to vote for the other party’s designees to our board of directors. Mr. Isaksson currently serves as Vodafone’s designee. Mr. Isaksson holds an M.S. in Electrical Engineering from the Royal Institute of Technology in Stockholm, Sweden.

Michael Kaufman. Mr. Kaufman began serving as a director on February 20, 2004. Mr. Kaufman is an investor and business consultant. He retired from SBC Corporation in July 2000, where he served as President, SBC-Prodigy Transition from December 1999. From September 1997 through November 1999, he served as the President, Consumer Markets Group, of Pacific Bell, where he was responsible for all consumer sales and customer service for the state of California. He is presently serving as a director of Monster Worldwide, Inc., a position he has held since 1997. Mr. Kaufman holds B.B.A. and M.B.A. degrees from the University of Wisconsin.

James R. Leininger. Dr. Leininger is a co-founder of our company and has served as a director since its incorporation in November 1994. Dr. Leininger founded Kinetic Concepts, Inc., a San Antonio, Texas-based manufacturer of special-purpose therapeutic beds and wound care products, in 1975 and served as Chairman of the Board of this publicly traded company until 1997. Dr. Leininger is an investor and director in numerous business enterprises. Dr. Leininger and Vodafone Deutschland GmbH, a greater than 5.0% stockholder, are parties to an agreement whereby each agrees to vote for the other party’s designees to our board of directors. Dr. Leininger and Mr. Lyles currently serve as Dr. Leininger’s designees. Dr. Leininger received his medical degree from Indiana University School of Medicine.

Thomas W. Lyles, Jr. Mr. Lyles has served as a director since 1996. He is currently the President and General Counsel of Mission City Management, Inc., a private holding company for various operating entities and investments. He is responsible for all executive management including profit and loss responsibility and legal aspects of this company. He has held this position since 1990. Mr. Lyles received his Juris Doctor from the Southern Methodist University School of Law and his Bachelor of Business Administration from Texas A&M University. He is also a certified public accountant. Mr. Lyles serves as one of Dr. Leininger’s designees to our board.

James M. Mansour. Mr. Mansour has been a director since June of 2000. He is currently the President of Telephone Management, Inc., where he is responsible for the overall management of the company. He has held this position since December of 1996. Mr. Mansour is also a general partner of Convergent Investors, a venture capital fund. From March 2001 until November 2003, he also served as the Chief Executive Officer of Clearwire Technologies, where he was responsible for its overall management until its acquisition by FLUX, LLC. Mr. Mansour now serves on the board of several other companies, including FLUX, LLC. Mr. Mansour holds a BBA from Millsaps College and a J.D. from Tulane University.

Ernest H. Pomerantz. Mr. Pomerantz began serving as a director on February 20, 2004. Mr. Pomerantz is presently a Managing Director of MESA Partners, LLC, and has been employed with MESA since August 2000. Mr. Pomerantz is also presently on the board of directors of The Cobalt Group, Inc. and JD Power and Associates, and is a member of the board of managers of Power Information Network, LLC, and has held such positions since October 1998, June 1999 and January 2004, respectively. Prior to joining MESA, Mr. Pomerantz served as Senior Advisor (January 2000 to July 2000), and Managing Director (January 1982 to December 1999) at Warburg Pincus. Mr. Pomerantz is an investor and director in numerous business enterprises, including serving as an advisory board member of The Hendrick Companies, LLC, which, among other businesses, owns and operates the Hendrick Automotive Group, a network of approximately 60 automotive dealerships. Mr. Pomerantz holds a BS from Rensselaer Polytechnic Institute, an M.A. from the University of Southern California/London School of Economics, and an M.B.A. from New York University.

Board of Directors

Classified Board. Effective upon the closing of this offering, our board of directors will consist of nine directors who will be divided into three classes. Each class serves staggered three-year terms as follows:

•	Class I Directors will consist of Steven W. Riebel, Thomas W. Lyles, Jr. and Steven A. Millstein, and their terms will expire at the first annual meeting of stockholders following the date of this prospectus;

•	Class II Directors will consist of James M. Mansour, Mahinder P. Chugh and Ernest H. Pomerantz, and their terms will expire at the second annual meeting of stockholders following the date of this prospectus; and

•	Class III Directors will consist of R. Tomas Isaksson, James R. Leininger and Michael Kaufman, whose term will expire at the third annual meeting of stockholders following the date of this prospectus.

As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective terms. Our board of directors has an audit committee, a compensation committee, and a nominating and governance committee.

Audit Committee. The audit committee consists of James M. Mansour, Mahinder P. Chugh and Michael Kaufman, all of whom have been determined by our board to be independent under the criteria set forth under applicable securities laws and Nasdaq standards. Mr. Kaufman serves as the chair of this committee and as the audit committee financial expert. The audit committee has oversight responsibility for the integrity of the company’s financial statements, accounting and financial reporting processes and policies, legal and regulatory compliance and overall risk management profile. The audit committee is responsible for approving and overseeing the company’s external auditors and its internal audit function. The audit committee also reviews other matters with respect to our accounting, auditing and financial reporting practices and procedures as it may find appropriate or as the board of directors may from time to time prescribe.

Compensation Committee. The compensation committee consists of Thomas W. Lyles, Jr., Ernest H. Pomerantz and R. Tomas Isaksson. Mr. Lyles serves as the chair of the compensation committee. The compensation committee is responsible for compensation of executive officers and administration of the company’s compensation and benefit plans with respect to all eligible participants, including stock and incentive plans, pension, retirement and profit sharing plans, and any other plans that require or provide for administration by the company’s board of directors.

Nominating and Governance Committee. The nominating and governance committee consists of Steven W. Riebel, Mahinder P. Chugh and James M. Mansour. Mr. Riebel serves as the chair of this committee. The nominating and governance committee identifies qualified individuals to become members of the board of directors, determines the composition of the board of directors and its committees, monitors the effectiveness of the board and its committees and develops, monitors and evaluates sound corporate governance policies and procedures.

Compensation Committee Interlocks and Insider Participation. No member of our compensation committee has at any time been an officer or employee of ours or our subsidiaries. None of our executive officers serves as a member of the compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee. Furthermore, none of our executive officers serves as a director of any entity that has one or more executive officers serving as a member of our compensation committee.

Director Compensation. Directors who are also employees do not receive additional remuneration in their capacity as directors. Effective March 1, 2004, our board of directors elected to pay our non-employee board members $25,000 annually for their service, with committee chairs to receive an additional $10,000 annual payment. In addition, we pay our directors $1,000 for each day they attend a meeting of the board or any board committee. We also reimburse directors for any out-of-pocket expenses incurred by them in connection with attending board and committee meetings. Our board has also determined that it is appropriate for all board members to receive a significant percentage of their annual compensation in the form of our common stock, thereby more closely aligning the interests of our directors and our common stockholders. Accordingly, upon the effectiveness of our initial public offering, each non-employee director, other than Mr. Mansour, will receive a one time award of restricted stock in the amount of 7,500 shares. For 2004, Mr. Mansour will receive a stock option grant exercisable for 50,000 shares of our common stock with an exercise price equal to our initial public offering price. In addition, each of our newly appointed directors, Mr. Chugh, Mr. Pomerantz and Mr. Kaufman, will receive a one time award of restricted stock in the amount of 17,500 shares. Beginning in 2005 each non-employee director shall also receive an annual grant of restricted stock in an amount determined by dividing $36,000 by the then existing price of our common stock. One third of all restricted stock awards to non-employee directors will vest upon the date of grant, with the remaining two thirds to vest on each of the first and second anniversaries of the date of grant.

Controlled Company Status. Because Dr. Leininger and his affiliates, and Vodafone and its affiliates, as a group, will own more than 50.0% of our common stock following this offering, we will be considered a “controlled company” under the NASD Marketplace Rules. Because we will be a “controlled company” following the offering, we may be exempt from the requirements of NASD Marketplace Rule 4350(c) that our board of directors consist of a majority of independent directors and Rule 4350(c)(3) and (c)(4) requiring the compensation of officers and the nomination of directors be determined by a committee of independent directors or a majority of independent directors. Nevertheless, we have elected to comply with the independence requirements, notwithstanding this possible exception. Our board has determined that, of the nine directors above, five are independent. Specifically, our board has concluded that Messrs. Chugh, Isaksson, Kaufman, Mansour and Pomerantz are independent board members.

Executive Compensation

The following summary compensation table sets forth the aggregate compensation awarded to, earned by, or paid to our Chief Executive Officer and our four most highly compensated executive officers at December 31, 2003 whose annual compensation exceeded $100,000, in each case, for the fiscal years ended December 31, 2001, 2002 and 2003. The compensation table excludes other compensation in the form of perquisites and other personal benefits to a named executive officer where that compensation constituted less than the lesser of $50,000 or 10% of his or her total annual salary and bonus for such period.

Summary Compensation Table

	Year	Annual Compensation		Long-Term Compensation Awards	All Other Compensation(2)
Name and Principal Position		Salary	Bonus(1)	Securities Underlying Options
Steven A. Millstein President and Chief Executive Officer	2003 2002 2001	$310,800 301,176 290,000	$180,000 126,875 23,200	— 1,855,000 —	$18,324 21,132 500	(3) (4)

Hal L. Jensen(5) Chief Operating Officer	2003 2002 2001	216,527 204,856 190,000	80,000 83,125 65,200	— 500,000 —	16,319 11,709 500	(6) (7)

Lisa A. Walsh(8) Former Chief Financial Officer	2003 2002 2001	200,193 197,200 197,200	78,880 83,125 110,200	— 398,125 —	6,879 16,917 500	(9) (10)

Ronald R. West(11) Executive Vice President of Sales and Marketing	2003 2002	190,000 119,480	126,000 50,000	— 300,000	12,365 8,364	(12) (13)

Renée T. Kingsley(14) General Counsel and Vice President of Human Resources	2003 2002 2001	166,667 150,000 12,500	49,294 2,441 —	— 50,000 —	1,996 500 —	(15)

(1)	May include amounts related to prior years’ performance.
(2)	Represents employer’s contribution to employee 401(k) account.
(3)	Also includes $17,424 in supplemental health insurance.
(4)	Also includes $20,632 in supplemental health insurance.
(5)	Mr. Jensen has served as our Chief Operating Officer since October 2000.
(6)	Also includes $1,695 in life insurance premiums and $13,724 in supplemental health insurance.
(7)	Also includes $1,658 in life insurance premiums and $9,551 in supplemental health insurance.
(8)	Ms. Walsh served as our Chief Financial Officer until January 15, 2004 when she resigned from this position. Ms. Walsh continues to assist our Chief Executive Officer under a Continuing Employment Agreement, expiring December 31, 2004; although either party may terminate the agreement earlier.
(9)	Also includes $5,979 in supplemental health insurance.
(10)	Also includes $16,417 in supplemental health insurance.
(11)	Mr. West has served as our Executive Vice President of Sales and Marketing since May 2002.
(12)	Also includes $11,465 in supplemental health insurance.
(13)	Also includes $7,864 in supplemental health insurance.
(14)	Ms. Kingsley has served as our General Counsel and Vice President of Human Resources since December 2001.
(15)	Also includes $1,096 in supplemental health insurance.

Although not an executive officer on December 31, 2003, Russell A. Olson began serving as our Chief Financial Officer on January 15, 2004. Mr. Olson will be paid a base salary of $210,000 with the ability to earn up to 50.0% of his base salary pursuant to our annual incentive bonus program. For further information about our employment agreement with Mr. Olson, please see “— Employment Agreements” below.

Recent Stock Option Grants

We did not grant any stock options to the persons listed in the Summary Compensation Table during 2003. However, during the first quarter of 2004, our board authorized options and restricted stock to a number of employees, members of management and non-employee board members, with all such grants to be effective on the date of our initial public offering and at an exercise price, if applicable, equal to our initial public offering price. Among these recipients were Russell A. Olson, our Chief Financial Officer, for options to acquire 300,000 shares; James M. Mansour, a director, for options to acquire 50,000 shares of our common stock; and each of our newly elected, non-employee directors for 17,500 shares of restricted stock.

Aggregated Option Exercises in 2003 and Option Values at December 31, 2003

There were no options exercised by any of the persons listed in the Summary Compensation Table in 2003. However, the following table presents the number and value of securities underlying unexercised options that were held by those persons as of December 31, 2003. The numbers in the column entitled “Value of Unexercised In-The-Money Options at December 31, 2003” are based on the fair market value of our common stock of $4.35 at December 31, 2003, as determined by our board of directors, less the exercise price payable for these shares.

Option Values at December 31, 2003

	Number of Securities Underlying Unexercised Options at December 31, 2003		Value of Unexercised In-The-Money Options at December 31, 2003
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Steven A. Millstein	1,292,900	562,100	$3,878,700	$1,686,300
Lisa A. Walsh	280,104	118,021	840,312	354,063
Hal L. Jensen	240,000	260,000	720,000	780,000
Ronald R. West	77,778	222,222	233,334	666,666
Renée T. Kingsley	25,000	25,000	75,000	75,000

Employee Benefit Plans

2004 Stock Incentive Plan

Benefits; Purpose; Shares. The ATX Group, Inc. 2004 Stock Incentive Plan is designed to promote our interests and the interests of our stockholders, by encouraging our employees, consultants and non-employee directors to acquire or increase their equity interests in us, thereby giving them added incentive to work toward our continued growth and success. A further purpose of the 2004 Stock Incentive Plan is to better enable us to compete for the services of the individuals needed for our continued growth and success.

The aggregate number of shares of common stock that may be issued under the 2004 Stock Incentive Plan shall not exceed 1,400,000 shares and no more than 300,000 shares may be granted during any one calendar year to any one participant.

Eligibility. All of our employees, consultants, and non-employee directors are eligible to participate in the 2004 Stock Incentive Plan. Incentive stock options may be granted only to our employees.

Administration. The 2004 Stock Incentive Plan will be administered by the compensation committee appointed by our board of directors or, if none, our board. With respect to any grant or award to any individual covered by Section 162(m) of the Internal Revenue Code which is intended to be performance-based compensation, the compensation committee shall consist solely of two or more “outside directors” as described in such Section 162(m) of the Code.

The compensation committee may establish rules it deems necessary for the proper administration of the 2004 Stock Incentive Plan and to select the employees, consultants, and non-employee directors to whom awards are granted. The compensation committee may impose on any award such additional terms and conditions as the compensation committee determines, so long as they are not inconsistent with the 2004 Stock Incentive Plan. This includes terms requiring forfeiture of awards upon termination of employment by the participant and terms allowing a participant to make elections relating to his award.

In addition to awards made by the compensation committee under the 2004 Stock Incentive Plan, our board has also provided our Chief Executive Officer the authority to grant awards exercisable for up to 200,000 additional shares of our common stock to newly hired employees or to reward exceptional performance by our current employees. Awards for no more than 10,000 shares of our common stock may be granted to any one individual in any six month period, with all such awards to be subject to a four year vesting period and granted with an exercise price equal to the fair market value of our common stock on the date of grant. Our officers are not eligible to receive these discretionary awards.

Awards. The 2004 Stock Incentive Plan authorizes the grant of:

•	nonqualified stock options to purchase common stock;

•	incentive options to purchase common stock, which may only be granted to employees;

•	purchased stock—the right to purchase common stock for cash at a purchase price to be decided by the compensation committee, but not more than the fair market value per share at the time of purchase;

•	bonus stock—common stock not subject to a restricted period;

•	restricted stock—the right to receive common stock subject to restrictions on disposition and forfeiture under certain circumstances;

•	phantom stock—the right to receive cash equal to the fair market value of specified number of shares of common stock at the end of a specified deferral period;

•	stock appreciation rights—the right to receive a payment, upon exercise, of the excess of the fair market value per share of common stock on the date of exercise over the grant price of the stock appreciation right as determined by the compensation committee;

•	performance awards—the right to receive future payment of cash, shares of common stock or any combination thereof, if certain performance objectives specified by the compensation committee are attained; and

•	other stock or performance-based awards which shall consist of a right denominated or payable in, valued in whole of in part by reference to, or otherwise based on shares of common stock or cash.

The vesting schedule for options granted will be determined in the discretion of the administering body, but is typically a period of two to four years, except as otherwise provided.

Amendment or Termination of the Plan. Our board of directors may amend, suspend or terminate the 2004 Stock Incentive Plan, but no termination or “material revision” (as used in the rules of the Nasdaq Stock Market) of the 2004 Stock Incentive Plan may adversely affect the holder of an award without the holder’s consent. Unless terminated earlier, the 2004 Stock Incentive Plan shall terminate in 2014.

Employee Stock Purchase Plan

Benefits; Purpose; Shares. The Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code and provides an incentive for our employees to acquire or increase their ownership interest in us through the purchase of shares of the company’s common stock. Employees participate only by means of a payroll deduction. Except as otherwise determined by the committee, options to acquire shares are granted on July 1, 2004, and, thereafter, on the first day of each successive January and July. The term of each option shall be for six months, which shall begin on a date of grant and end on the last day of each option period. The option price shall be determined by the committee prior to each option period, but shall be not less than 85.0% nor more than 100% of the fair market value of the stock on the date of exercise or on the date of grant.

The aggregate number of shares that may be sold pursuant to options granted under the Employee Stock Purchase Plan in any calendar year shall not exceed 1.5% of the fully diluted outstanding shares of our common stock plus the number of shares not granted that were available for grant the previous year and the number of shares attributed to options that have lapsed, expired or terminated in the previous year without being exercised. No more than 2,000,000 shares in the aggregate shall be available for issuance under the Employee Stock Purchase Plan.

Eligibility. All of our full-time employees are eligible to participate in the Employee Stock Purchase Plan. An employee will not be granted an option under the Employee Stock Purchase Plan if, immediately after the grant, the employee would own stock, or hold outstanding options to purchase stock, possessing 5.0% or more of the total combined voting power or value of all classes of our stock.

Administration. The Employee Stock Purchase Plan shall be administered by the Compensation Committee of the company’s board of directors. The compensation committee may interpret the Employee Stock Purchase Plan and all options granted under it and make such rules as it deems necessary for its proper administration. The compensation committee shall have the authority to delegate routine day-to-day administration of the plan to the officers and employees of the company as it deems appropriate.

Effect of Termination. Participation in the Employee Stock Purchase Plan ends automatically upon an employee’s termination. The employee’s interest in unexercised options under the Employee Stock Purchase Plan terminates and we will refund any payroll deductions that have not been returned or used in the exercise of options.

Amendment and Termination. Our compensation committee or the board of directors may amend, alter or terminate the Employee Stock Purchase Plan at any time so long as the rights of any holders of options already granted are not impaired. If not terminated earlier, the Employee Stock Purchase Plan will terminate on December 31, 2014.

Legacy Equity Compensation Plans

After the reorganization, we will assume and administer the equity compensation plans of ATX Technologies, Inc. Any options or other awards with respect to the stock of ATX Technologies, Inc. will be converted to comparable options and awards with respect to our common stock. This includes the following equity compensation plans: the ATX Technologies, Inc. Amended and Restated 1998 Stock Option Plan, the ATX Technologies, Inc. 1997 Stock Option Plan, the ATX Research, Inc. 1996 Stock Option Plan, and the ATX Research, Inc. 1995 Stock Option Plan.

At February 29, 2004, options exercisable for a total of 7,801,742 shares of common stock had been granted under these plans. The weighted average exercise price of these options is $1.53. We will not make any further grants under these legacy plans; however, each shall survive the reorganization to permit us to administer the options previously granted thereunder.

401(k) Plan

Our employees who have completed six months of service and are at least 18 years of age are eligible to participate in our 401(k) plan, except that leased employees, employees governed by a collective bargaining agreement, independent contractors, and employees of an affiliate that has not adopted the plan are not eligible to participate in the plan. Employees may elect to defer a portion of their compensation and 100% of their bonus so long as the total deferral does not exceed the maximum legal amount each year. The plan is a “safe harbor” plan and we make a matching contribution equal to 100% of the first 3.0% of an employee’s compensation and 50.0% of the next 2.0% of the employee’s compensation to all participants except “highly compensated” participants. The matching contribution for a “highly compensated” participant is limited to a percentage of the first $90,000 of such participant’s compensation. The match percentage is currently 2.0% of the first $90,000 of compensation with annual increases of 1.0%, until a maximum of 4.0% is reached in 2006. We may also make an additional discretionary profit sharing contribution to the plan to be determined annually. Employees are 100% vested in all accounts of the plan. Participants individually invest the amounts in their accounts, and the plan is intended to meet the requirements of ERISA 404(c). We maintain the right to amend or terminate the plan at any time.

2004 Short-Term Incentive Plan

In January 2004, our board of directors adopted our 2004 Short-Term Incentive Plan, which provides bonus payments to our officers and all salaried employees based upon the achievement of corporate and/or departmental objectives. Goals for these awards for each participant were established during the first quarter of 2004. Bonus payments under the plan are calculated as a percentage of the participant’s base salary according to formulas based upon the participant’s level of responsibility inside the corporation and performance in achieving his/her stated objectives. To the extent each of the plan participants meets all of his or her individual goals for 2004, we would expect to pay a total of $1.8 million under this plan during 2005. The board reserves the authority to provide a discretionary bonus in addition to or in lieu of these structured bonus plans as it deem appropriate. We paid a total of $1.7 million under our Short-Term Incentive Plan for the year ended December 31, 2003.

Employment Agreements

Steven A. Millstein. On January 15, 2004, we entered into a new employment agreement with Mr. Millstein to serve as our President and Chief Executive Officer. This agreement replaced his prior employment agreement, which would have expired in August of 2004. This new agreement will expire on January 14, 2007. Pursuant to the new agreement, we pay Mr. Millstein an annual base salary of $325,000, with the ability to earn up to 100% of his base salary pursuant to our annual incentive bonus program, as may be adopted by our board from time to time and made available to our senior executives. If Mr. Millstein’s employment is terminated by us without cause or if he terminates his employment for good reason, as those terms are defined in the agreement, then we are obligated to pay Mr. Millstein severance in an amount equal to 24 months base salary, and in the case of termination for good reason, the prorated portion of any bonus to which he is entitled. Our failure to offer continued employment to Mr. Millstein after January 15, 2007, the date on which this agreement will expire, would constitute a termination without cause. As part of this agreement, Mr. Millstein agreed not to compete with us for a period of two years after the termination of his employment and not to (a) interfere with our relationship with any employee, affiliate, customer, distributor, vendor, supplier, contractor or subcontractor, (b) solicit our employees directly or (c) indirectly own, control manage or otherwise have an interest in a competing telematics service business. In the event Mr. Millstein breaches these or any other restrictive covenants, our obligation to pay any further severance would terminate.

Lisa A. Walsh. Ms. Walsh formerly served as our Chief Financial Officer under an employment agreement that would have expired, under its own terms, in September of 2005. On January 15, 2004, we entered into a Continuing Employment Agreement with Ms. Walsh, which effectively superseded and nullified any and all prior employments between us, including her September 13, 2003 employment agreement. Under the terms of this new agreement, Ms. Walsh will report directly to the Chief Executive Officer for a term that will expire on December 31, 2004. Her base annual salary for this period shall be $207,200. Ms. Walsh will not be eligible to participate in our 2004 Short Term Incentive Plan nor will she be eligible to receive additional stock option grants in the future, but she will be eligible to participate in our standard executive level benefits programs. In addition, we have agreed to pay Ms. Walsh’s premium for COBRA coverage for a period not to exceed 18 months after the termination of her employment. Her existing option agreements will continue in effect for as long as she is employed by us under the terms of this agreement and may be exercised at any time during the term of the agreement and for a period of one year thereafter, unless she is terminated for cause or elects to terminate her agreement, in which case her options will terminate immediately. If Ms. Walsh continues to be employed through the expiration of this agreement and our initial public offering has not become effective as of such date, then Ms. Walsh shall be entitled to receive the amount of $457,804 payable in one lump sum cash payment. In the event of a termination without cause prior to the effectiveness of our public offering, Ms. Walsh can elect to either receive this cash payment or to defer receipt until the earlier of the date our offering becomes effective (in which case no such cash payment will be due) or December 31, 2004. Upon her receipt of this cash payment, any and all stock options Ms. Walsh holds will terminate, whether those options have vested or not.

Hal L. Jensen. On January 15, 2004, we entered into a new employment agreement with Mr. Jensen to serve as our Chief Operating Officer. This agreement replaced his prior employment agreement, which would have expired in October of 2004. This new agreement will expire on January 14, 2006, at which time Mr. Jensen will continue as an at-will employee. Pursuant to the agreement, we pay Mr. Jensen an annual base salary of $220,000, with the ability to earn up to 50.0% of his base salary pursuant to our annual incentive bonus program, as may be adopted by our board from time to time and made available to our senior executives. If Mr. Jensen’s employment is terminated by us without cause or if he terminates his employment for good reason, as those terms are defined in the agreement, then we are obligated to pay Mr. Jensen severance in an amount equal to 12 months base salary, as well as the prorated portion of any bonus to which he is entitled in the event he elects to terminate for good reason. As part of this agreement, Mr. Jensen agreed not to compete with us for a period of two years after the termination of his employment and not to (a) interfere with our relationship with any employee, affiliate, customer, distributor, vendor, supplier, contractor or subcontractor, (b) solicit our employees directly or (c) indirectly own, control manage or otherwise have an interest in a competing telematics service business. In the event Mr. Jensen breaches these or any other restrictive covenants, our obligation to pay any further severance would terminate.

Ronald R. West. On January 15, 2004, we entered into a new employment agreement with Mr. West to serve as our Executive Vice President of Sales and Marketing. This agreement replaced his prior employment agreement, which would have expired in April 2004. This new agreement will expire on January 14, 2006, at which time Mr. West will continue as an at-will employee. Pursuant to the agreement, we pay Mr. West an annual base salary of $205,000, with the ability to earn up to 50.0% of his base salary pursuant to our annual incentive bonus program, as may be adopted by our board from time to time and made available to our senior executives. If Mr. West’s employment is terminated by us without cause or if he terminates his employment for good reason, as those terms are defined in the agreement, then we are obligated to pay Mr. West severance in an amount equal to 12 months base salary, as well as the prorated portion of any bonus to which he is entitled in the event he elects to terminate for good reason. As part of this agreement, Mr. West agreed not to compete with us for a period of two years after the termination of his employment and not to (a) interfere with our relationship with any employee, affiliate, customer, distributor, vendor, supplier, contractor or subcontractor, (b) solicit our employees directly or (c) indirectly own, control manage or otherwise have an interest in a competing telematics service business. In the event Mr. West breaches these or any other restrictive covenants, our obligation to pay any further severance would terminate.

Russell A. Olson. On January 15, 2004, we entered into an employment agreement with Mr. Olson to serve as our Chief Financial Officer. This agreement will expire on January 14, 2006, at which time Mr. Olson will continue as an at-will employee. Pursuant to the agreement, we pay Mr. Olson an annual base salary of $210,000, with the ability to earn up to 50.0% of his base salary pursuant to our annual incentive bonus program, as may be adopted by our board from time to time and made available to our senior executives. If Mr. Olson’s employment is terminated by us without cause or if he terminates his employment for good reason, as those terms are defined in the agreement, then we are obligated to pay Mr. Olson severance in an amount equal to 12 months base salary, as well as the prorated portion of any bonus to which he is entitled in the event he elects to terminate for good reason. As part of this agreement, Mr. Olson agreed not to compete with us for a period of two years after the termination of his employment and not to (a) interfere with our relationship with any employee, affiliate, customer, distributor, vendor, supplier, contractor or subcontractor, (b) solicit our employees directly or (c) indirectly own, control manage or otherwise have an interest in a competing telematics service business. In the event Mr. Olson breaches these or any other restrictive covenants, our obligation to pay any further severance would terminate. In connection with the execution of this agreement, our board provided the authority to grant options to Mr. Olson to purchase 300,000 shares of our common stock, with all such options to be granted on the effective date of our initial public offering and at a grant price equal to the initial public offering price of our commons stock on the day of such offering.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

Acquisition of Mobile Services Group

On August 25, 1999, we purchased the business operations of the Mobile Services Group from Protection One Alarm Monitoring, Inc., a security alarm monitoring company. At the time of our acquisition, the Mobile Services Group functioned primarily as the telematics service provider for Mercedes-Benz—USA. As part of the transaction, we assumed responsibility for the Mercedes-Benz Tele Aid program in the United States and Canada. The purchase price for this acquisition was approximately $29.5 million, consisting of $20.3 million in cash, a seller note in the amount of approximately $2.9 million payable over four years at 9.0% per annum interest and the issuance of 800,000 shares of our Series A preferred stock at $5.00 per share. In addition, we incurred approximately $2.3 million of additional liabilities in the form of certain notes payable. The seller note relating to the Mobile Services Group acquisition was fully paid during August 2003. The note was secured by certain contracts assigned to us in the acquisition. The cash portion of the purchase price was funded from an initial draw on our line of credit with Dr. Leininger. The Series A preferred stock will be exchanged for a total of 921,637 shares of our common stock in connection with the reorganization.

Steven A. Millstein, our President and Chief Executive Officer, served as the President of Protection One’s Mobile Services Group from 1997 through 1999 when he joined us.

Transactions with Dr. Leininger

We have described below the material relationships and transactions we have maintained with Dr. Leininger and affiliates of Dr. Leininger. Dr. Leininger is a co-founder of the company, a director and our largest stockholder. In addition, he is also the party responsible for nominating himself and Thomas W. Lyles, Jr. to our board of directors.

Line of Credit Facility

On June 28, 1999, Dr. Leininger provided us with an unsecured $50.0 million line of credit that originally matured in June 2004. Interest under the line of credit bears interest at the rate of 9.0% per annum, compounded quarterly, and is payable quarterly. This line of credit is a multiple advance facility, meaning principal repaid by us cannot be reborrowed under the facility. In connection with our Series B preferred stock financing occurring in May 2000, draws under the line of credit were reduced to a maximum of $30.0 million. In July 2001, as part of our Series C and D preferred stock financing, Dr. Leininger agreed to permit us to defer the payment of all accrued and unpaid interest then outstanding and thereafter accruing through December 31, 2002 under the line until the occurrence of one or more specified events. In this manner, we were able to defer the payment of approximately $6.0 million of interest, referred to as long-term, deferred interest in this prospectus, which otherwise would have been due and payable in the years ended December 31, 2001 through 2004. This long-term, deferred interest will convert into our common stock upon consummation of this offering, although regular interest will continue to be payable quarterly.

The initial borrowing under our line of credit represented draws of approximately $24.7 million; however, as of February 29, 2004, unpaid principal under the facility was $23.2 million and accrued but unpaid interest was $6.5 million, including the long-term deferred component. In the absence of our initial public offering, total cash interest payments related to the line of credit would be $2.4 million in 2004. For the years ended December 31, 2001, 2002 and 2003, we paid interest under the facility of $0, $0 and $2.6 million, respectively.

On March             , 2004, in contemplation of this offering, we modified our contractual relationships with Dr. Leininger to provide that:

•	We will repay approximately $23.1 million of the outstanding principal under the line of credit from a portion of the proceeds derived from this offering.

•	We will repay the remaining $100,000 of outstanding principal under the line of credit on or before the first anniversary of this offering; however, the maturity date for this principal payment may be extended for up to an additional six months by either Dr. Leininger or us upon notice to the other.

•	Dr. Leininger will voluntarily convert all long-term, deferred interest under the facility into 3,652,605 shares of our common stock immediately prior to the consummation of this offering at a price of $1.65 per share.

•	Dr. Leininger and affiliates will vote or cause to be voted all shares of capital stock held by them in favor of the reorganization and such other matters presented to the stockholders as are necessary or appropriate to facilitate this offering.

•	Dr. Leininger will voluntarily exchange all shares of Series C preferred stock of ATX Technologies held by him into an aggregate of 6,060,606 shares of our common stock in connection with the reorganization.

•	After this offering and the conversion of all long-term, deferred interest under the facility, the line of credit will no longer be convertible.

•	After this offering, the warrants held by Dr. Leininger, which provide him with the right to receive up to 2,107,143 shares of our common stock at a weighted average exercise price of $3.36 per share, will no longer contain price-based, anti-dilution provisions.

•	After this offering, Dr. Leininger will be entitled to recommend for nomination two persons to our board of directors, one of whom may be Dr. Leininger himself, until such time as he ceases to own at least 10.0% of our outstanding capital stock.

•	After this offering, Dr. Leininger will retain certain rights to require us to register his shares of common stock under the Securities Act. For a description of these registration rights, see “Description of Capital Stock—Registration Rights.”

To the extent our initial public offering does not close by September 30, 2004, certain of these changes will not be effective and we have agreed to a revised payment structure under the line of credit, including principal and interest due quarterly over a three-year term with a $10.0 million balloon payment due at the beginning of that term.

Relationship with Thomas W. Lyles, Jr.

Through Mission City Management, Inc., Mr. Lyles, one of our directors, manages various investments for Dr. Leininger, including Dr. Leininger’s investment in us. We have never been a party to any transaction involving Mission City Management.

Other Financing Transactions

We have entered into the following additional financing transactions with Dr. Leininger:

Date	Purchaser	Security/Transaction
March 11, 1998, as amended and restated on July 13, 2001	James R. Leininger	We issued a common stock purchase warrant originally exercisable at $1.75 per share (subject to adjustment) for up to 428,572 shares of common stock to Dr. Leininger in connection with a common stock financing provided by Dr. Leininger on that date. Based on adjustments made to the warrant pursuant to its terms, it is currently exercisable at $1.74 per share. The rights under this warrant terminate on March 18, 2008. In connection with our reorganization and this offering, we have contractually agreed with Dr. Leininger that, upon consummation of our initial public offering, the warrant will be exercisable for shares of common stock at $ per share, without any further price-based, anti-dilution protection.

July 6, 1998, as amended and restated on July 13, 2001	James R. Leininger	We issued a common stock purchase warrant originally exercisable at $1.75 per share (subject to adjustment) for up to 428,571 shares of common stock to Dr. Leininger in connection with a common stock financing provided by Dr. Leininger on that date. Based on adjustments made to the warrant pursuant to its terms, it is currently exercisable at $1.74 per share. In connection with our reorganization and this offering, we have contractually agreed with Dr. Leininger that, upon consummation of our initial public offering, this warrant will be exercisable for shares of our common stock at $ per share, without any further price-based, anti-dilution protection.

June 28, 1999, as amended and restated on July 13, 2001	James R. Leininger	We issued a common stock purchase warrant originally exercisable at $5.00 per share (subject to adjustment) for up to 1,250,000 shares of our common stock to Dr. Leininger in connection with his agreement to provide us with the line of credit. Based on adjustments made to the warrant pursuant to its terms, it is currently exercisable at $4.48 per share. The rights under this warrant terminate on the later of (1) June 28, 2004 or (2) six months after the repayment in full of the line of credit. In connection with our reorganization and this offering, we have contractually agreed with Dr. Leininger that, upon consummation of our initial public offering, this warrant will be exercisable for shares of our common stock at $ per share.

July 13, 2001	James R. Leininger	We sold 6,060,606 shares of our Series C preferred stock at a price of $1.65 per share in exchange for $5.0 million in cash and reduction of the outstanding principal under the line of credit by $5.0 million pursuant to a securities purchase agreement under which we made standard representations, warranties and covenants among other provisions we deem customary in venture capital financings of this nature. The Series C preferred stock will be exchanged by Dr. Leininger for 6,060,606 shares of our common stock as part of the reorganization.

Commencing in January 1995 and continuing through June 1999 (when we stopped financing our operations through sales of common stock), we sold a total of 16,530,381 shares of our common stock to Dr. Leininger in multiple capital-raising transactions. We received gross proceeds of approximately $18.9 million from all of these transactions. For additional information regarding the ownership of securities held by Dr. Leininger and other executive officers, directors and stockholders who beneficially own 5.0% or more of our outstanding common stock, please see “Principal and Selling Stockholders” and “Business—Company History.”

Credit Enhancement Provided by Dr. Leininger

Pursuant to an agreement entered into in August 1999 with the landlord of our corporate headquarters, we are required to maintain a $3.0 million letter of credit to support our obligations under that lease. In this regard, Dr. Leininger agreed to incur certain obligations to enable us to obtain the requisite letter of credit, including providing security to the bank issuing the letter of credit. In March 2003, we pledged our deposit accounts and other assets in possession of the bank to Bank One, NA in order to obtain a replacement letter of credit for the benefit of our landlord and thereby relieve Dr. Leininger from liability under our lease. To date, no amounts have ever been drawn under any letter of credit issued for the benefit of our landlord. We have reimbursed Dr. Leininger a total of $40,000 for his costs in obtaining the original letter of credit.

Transactions with Vodafone

We have described below the material relationships and transactions we have maintained with Vodafone Group Plc, or an affiliate of Vodafone Group. Vodafone Group is the ultimate parent corporation of each of the Vodafone entities referenced below, including Vodafone Deutschland GmbH, a significant stockholder in the company and the party responsible for nominating R. Tomas Isaksson to our board of directors.

Financing Transactions

We have entered into the following financing transactions with Vodafone Group or its affiliates:

Date	Purchaser	Security/Transaction
June 23, 2000	Mannesmann TeleCommerce GmbH (now known as Vodafone TeleCommerce GmbH) and subsequently transferred to Vodafone Deutschland GmbH	We sold 10,840,108 shares of our Series B preferred stock at a price of $3.69 per share for gross proceeds to us of approximately $40.0 million pursuant to a securities purchase agreement under which we made standard representations, warranties and covenants among other provisions we deem customary in venture capital financings of this nature. Our initial public offering does not trigger an automatic conversion of the Series B preferred stock; however, such shares will be voluntarily exchanged by Vodafone Deutschland for 11,557,510 shares of our common stock as part of the reorganization.

July 13, 2001	Vodafone TeleCommerce GmbH and subsequently transferred to Vodafone Deutschland GmbH	We sold 6,060,606 shares of our Series D preferred stock at a price of $1.65 per share for gross proceeds to us of approximately $10.0 million pursuant to a securities purchase agreement under which we made standard representations, warranties and covenants among other provisions we deem customary in venture capital financings of this nature. Our initial public offering does not trigger an automatic conversion of the Series D preferred stock; however, such shares will be voluntarily exchanged by Vodafone Deutschland for 6,060,606 shares of our common stock as part of the reorganization.

For additional information regarding the ownership of securities held by Vodafone and our executive officers, directors and other stockholders who beneficially own 5.0% or more of our outstanding common stock, please see “Principal and Selling Stockholders” and “Business—Company History.”

On March     , 2004, in contemplation of this offering, we modified our contractual relationships with Vodafone to provide that:

•	Vodafone will consent to this offering to the extent that certain specified terms relating to the offering, including the size and initial price range for the shares, meet with its approval.

•	Vodafone will vote all shares of capital stock in favor of the reorganization and such matters presented to the stockholders as are necessary or appropriate to facilitate this offering.

•	Vodafone will voluntarily exchange all shares of its preferred stock into an aggregate of 17,618,116 shares of our common stock in connection with the reorganization.

•	Vodafone shall be entitled, at its election, to sell up to shares of common stock to the underwriters to cover over-allotments in this offering.

•	After this offering, Vodafone will be entitled to recommend for nomination one person to our board of directors, assuming a nine member board, until such time as it ceases to own at least 10.0% of our outstanding capital stock. In the event of an increase in the size of the board above nine members, Vodafone will have the right to nominate such additional number of persons as necessary to maintain proportionate representation on our board. Prior to this offering, Vodafone maintained the right to designate two persons to our board of directors.

•	After this offering, Vodafone will retain certain rights to require us to register its shares of common stock under the Securities Act. For a description of these registration rights, see “Description of Capital Stock—Registration Rights.”

To the extent our initial public offering does not close by September 30, 2004, certain of these changes will not be effective.

Acquisition of Vodafone Passo GmbH

On July 31, 2003, our wholly-owned subsidiary, ATX International GmbH, purchased all of the outstanding stock of Vodafone Passo GmbH, a division of Vodafone Group Plc, from Vodafone Holding GmbH, and shortly thereafter changed the name of Vodafone Passo GmbH to ATX Europe GmbH. In December 2003, ATX International GmbH and ATX Europe GmbH merged with legal effect as of March 31, 2003 into a single entity, which was named ATX Europe GmbH. As a result, ATX Europe GmbH now operates as a direct wholly-owned subsidiary of ATX Technologies, Inc. At the time of our acquisition, Vodafone Passo operated primarily as a telematics software and services provider and was the telematics service provider for BMW—Europe. As part of the transaction, we assumed responsibility for the BMW Assist telematics program in Germany and the U.K. The purchase price for the Vodafone Passo acquisition was approximately $20.5 million, consisting of $13.7 million in cash at closing and a $6.8 million deferred payment obligation that will be repaid from a portion of the proceeds from this offering. The cash portion of the purchase price for this acquisition was funded from operations and cash acquired in the acquisition totaling $16.5 million. In each case, the amounts referenced in this paragraph have been converted to U.S. dollars at the exchange rate in effect on July 31, 2003, the effective date of the transaction.

The purchase agreement relating to the acquisition of the Vodafone Passo shares contains various representations and warranties from Vodafone concerning the business and operations of Vodafone Passo; however, Vodafone’s liability under the agreement is limited to $22.7 million and all claims for breaches of the representations and warranties under the agreement must be made on or before July 31, 2004. As part of the transaction, Vodafone agreed to assume the liabilities of Vodafone Passo existing and arising prior to the closing date; however we agreed to accept operational liabilities thereafter. Vodafone has agreed not to render traffic telematics services or products to OEMs in Europe until August 1, 2005.

The purchase agreement relating to Vodafone Passo provides for the following transitional relationships between Vodafone-related entities and us:

•	We have agreed to continue receiving certain IT services from a Vodafone affiliate until at least December 31, 2004. We are allowed to terminate these services upon one month’s notice. Fees in connection with these services typically range from $40,000 to $50,000 monthly.

•	We have agreed with a Vodafone affiliate to lease approximately 19,000 square feet until August 2004. Rent on this space is approximately $40,000 monthly.

•	We are obligated to provide traffic information services to consumers on behalf of Vodafone through the traffic content license we hold with DDG Gesellschaft für Verkehrsdaten mbH until December 31, 2004, unless our license is terminated by this company prior to that date or we stop providing such traffic content to BMW subscribers. Vodafone is required to reimburse our costs for content associated with its customers under this agreement.

•	We have also provided an affiliate of Vodafone with the right to participate in competitive bids under certain circumstances. This agreement expires on July 31, 2005.

Our agreement with Vodafone was negotiated at arms length between our independent board members and representatives of Vodafone, other than Tomas Isaksson.

Shareholder Agreements

Amended Right of First Refusal and Co-Sale Agreement

On June 23, 2000, we entered into a Right of First Refusal and Co-Sale Agreement with Mannesmann TeleCommerce GmbH and certain of our common stockholders in connection with our issuance of our Series B preferred stock. This agreement provides for, among other things, certain restrictions on the transfer of shares of our voting capital stock by certain of our common stockholders, including rights of first refusal and co-sale in favor of Vodafone with respect to any such transfers. This agreement was amended to extend such rights to Siebel Systems, Inc. and Dr. Leininger in connection with subsequent sales of our Series B, Series C and Series D preferred stock. The Right of First Refusal and Co-Sale Agreement will terminate in its entirety immediately prior to the effectiveness of this offering.

Investors’ Rights Agreement

We entered into an Investors’ Rights Agreement on June 23, 2000, with Mannesmann TeleCommerce GmbH and certain holders of our common stock, including Dr. Leininger, Robert L. Cone and Steven W. Riebel, our current chairman of the board in connection with the sale of our Series B preferred stock. The terms of this agreement provide certain customary registration rights relating to our common stock. This agreement was amended to extend registration rights to Siebel as a subsequent purchaser of our Series B preferred stock. This agreement has been terminated and replaced with a new Registration Rights Agreement that continues to provide customary registration rights to Vodafone, Dr. Leininger, Robert L. Cone, Siebel, Steven W. Riebel and certain of their affiliates, related parties and transferees after the offering. See “Description of Capital Stock—Registration Rights.”

Voting Agreement

We entered into a Voting Agreement on May 4, 2000, with Mannesmann TeleCommerce GmbH and certain of holders of our common stock, including Dr. Leininger, Steven W. Riebel, Robert L. Cone and Thomas W.

Lyles, Jr. that provided, among other things, that our board be set at seven members and that as long as Dr. Leininger and Vodafone hold at least 5.0% of our fully diluted common stock, each shall be entitled to designate two members of our board. As a result, Dr. Leininger and Thomas W. Lyles remained members of our board as a result of Dr. Leininger’s designation and R. Tomas Isaksson and Mai Kha Shutt became members of our board as a result of Vodafone’s designation. This agreement was amended to add Siebel as a party in connection with its subsequent purchase of Series B preferred stock. Mai Kha Shutt has tendered her voluntary resignation from our board which will be effective upon our initial public offering. In connection with the agreement reached with Vodafone prior to this offering, we have agreed to use our best efforts to cause one person recommended by Vodafone to be nominated to our board of directors and to permit the attendance of one nonvoting observer at our board meetings, as appropriate. In connection with the agreement reached with Dr. Leininger prior to this offering, we have agreed to use our best efforts to cause two persons recommended by Dr. Leininger to be nominated to our board of directors. The existing Voting Agreement has been terminated in its entirety immediately prior to the effectiveness of this offering, and Dr. Leininger and Vodafone have separately agreed that, after this offering, each will vote his or its shares for the designee(s) of the other in order to give effect to their respective board nomination rights.

Other Transactions

Option Exchange Program

We adopted a stock option exchange program on August 29, 2001 pursuant to which employees and board members holding stock options with an exercise price of $3.69 per share or more were eligible to surrender their options to us on or before October 15, 2001 and receive replacement options on a date at least six months plus one day after October 15, 2001 at an exercise price equal to the fair market value as determined by the board of directors on the replacement date. Those options vested at the time of surrender remained vested upon replacement. Those options which were not vested at the time of surrender became subject to a three-year vesting schedule, the first installment of which vested at the time of replacement. Pursuant to this program, we exchanged a total of 4,857,630 stock options, of which 3,495,163 were exchanged for directors and executive officers.

Employment Agreements

For information regarding employment agreements with executive officers, please see “Management—Executive Compensation.”

Loans to Executive Officers

We do not have any loans outstanding to any of our directors or executive officers.

Indemnification Agreements

We have entered into indemnification agreements with each of our current directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Future Transactions

All future transactions, if any, between us and our officers, directors and principal stockholders and their affiliates, as well as any transactions between us and any entity with which our officers, directors or principal stockholders are affiliated will be approved in accordance with the then current Securities and Exchange Commission rules and regulations governing the approval of such transactions.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of February 29, 2004, and as adjusted to reflect the sale of common stock offered by us in this offering, for:

•	each person known by us to beneficially own more than 5% of our outstanding shares of common stock;

•	each executive officer named in the Summary Compensation Table;

•	each of our directors; and

•	all of our executive officers, directors as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to the securities. Unless otherwise indicated below and except to the extent authority is shared by spouses under applicable law, to our knowledge, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The number of shares of common stock used to calculate the percentage ownership of each listed person includes the shares of common stock underlying options, warrants and other convertible securities held by such persons that are exercisable within 60 days of February 29, 2003. The percentage of beneficial ownership before the offering is based on 61,227,534 shares, consisting of 32,267,067 shares of common stock outstanding as of December 31, 2003, 28,855,467 shares issuable upon the conversion of shares of our outstanding convertible preferred stock and deferred interest and 105,000 shares issuable as restricted stock upon the effective date of this offering. The percentage of beneficial ownership after the offering is based on              shares, including              shares to be sold by us in this offering.

Vodafone Deutschland GmbH may sell up to                      shares in connection with the exercise of the underwriters’ over-allotment option. Vodafone is a greater than 5.0% stockholder and held the right to designate two members of our board until February 2004, when their representation was reduced to a single designee. Prior to the offering, Vodafone will hold 17,618,116 shares of our common stock. If Vodafone sells              shares of our common stock to cover the underwriters over-allotment option for this offering it will hold              shares or     % of the issued outstanding shares of our common stock upon completion of the offering. However, the post-offering ownership percentages in the table below do not take into account any exercise of the underwriters’ over-allotment option.

Unless otherwise indicated, the address of each person owning more than 5% of the outstanding shares of common stock is c/o ATX Group, Inc., 8550 Freeport Parkway, Irving, Texas 75063:

	Number of shares beneficially owned	Percentage of ownership
		Before this offering	After this offering
Named Executive Officers and Directors:
Steven A. Millstein(1)	1,480,230	2.4%
Hal L. Jensen(1)	276,659	*
Russell A. Olson(2)	—	—
Lisa A. Walsh(1)	319,436	*
Ronald R. West(1)	131,251	*
Renée T. Kingsley(1)	33,332	*
Steven W. Riebel(3)	2,405,171	4.0%
James R. Leininger(4)	47,466,672	75.0%
James M. Mansour(5)	471,003	*
Thomas W. Lyles, Jr.(6)	167,500	*
R. Tomas Isaksson(7)	47,474,172	75.0%
Michael Kaufman(8)	25,000	*

	Number of shares beneficially owned	Percentage of ownership
		Before this offering	After this offering
Mahinder P. Chugh(8)	25,000	*
Ernest Pomerantz(8)	25,000	*
All executive officers and directors as a group (14 persons)(9)	52,833,754	80.2%
Beneficial Owners of 5% or More of Our Outstanding Common Stock
Vodafone Deutschland GmbH(10)	47,466,672	75.0%
Robert L. Cone	3,269,220	5.4%

(1)	Represents shares of our common stock subject to stock options exercisable within 60 days of February 29, 2004.
(2)	In connection with his employment as our Chief Financial Officer, our board provided the authority to grant options to Russell A. Olson to purchase 300,000 shares of our common stock with all such options to be granted on the effective date of our initial public offering and at a grant price equal to the opening price of our common stock on the day of such offering. These options will vest in equal amounts over the first three anniversaries of the date of grant.
(3)	Includes (A) an aggregate of 900,000 shares held in equal amounts in each of (i) the 2002 Steven G. Riebel Irrevocable Trust, (ii) the 2002 Brian T. Riebel Irrevocable Trust, and (iii) the 2002 Matthew W. Riebel Irrevocable Trust, (B) 1,497,671 shares held in the Riebel Family Trust and (C) 7,500 restricted shares issuable upon the effective date of this offering. Mr. Steven W. Riebel is the co-trustee of each such trust and has shared voting and dispositive power of the shares held by the trusts.
(4)	Includes (A) 25,000 shares of common stock subject to options exercisable within 60 days of February 29, 2004, (B) 16,936,002 shares of outstanding common stock, (C) 3,652,605 shares of common stock issuable upon conversion of the long-term deferred interest component of our line of credit contemporaneously with this offering, (D) 1,016,851 shares held by various trusts for which Dr. Leininger serves as the sole trustee and over which he has sole voting and dispositive power over the shares held by the trust, (E) 6,060,606 shares of common stock issuable upon conversion of the shares of Series C Convertible Preferred Stock, (F) 2,107,143 shares issuable upon the exercise of warrants, (G) 42,849 shares held by various partnerships in which Dr. Leininger is the exclusive managing partner with sole voting and dispositive power over the shares held by the partnership, (H) 7,500 restricted shares issuable upon the effective date of this offering, and (I) includes 17,618,116 shares directly owned by Vodafone Deutschland GmbH which James Leininger may be deemed to beneficially own as a result of a voting agreement between the parties.
(5)	Includes 200,000 shares subject to stock options exercisable within 60 days of February 29, 2004 and 271,003 shares held by JMM PHLP, Ltd. Mr. Mansour is the holder of a majority of the limited partnership interests of JMM PHP, Ltd. and holds all of the ownership interests in a corporation which acts as one of two general partners for the limited partnership.
(6)	Includes (A) 140,000 shares subject to stock options exercisable within 60 days of February 29, 2004 and (B) 7,500 restricted shares issuable upon the effective date of this offering.
(7)	Includes (A) 11,557,510 shares of common stock issuable upon the conversion of the shares of Series B Convertible Stock, (B) 6,060,606 shares of common stock issuable upon the conversion of the shares of Series C Convertible Preferred Stock held by Vodafone Deutschland GmbH and (C) includes 29,848,556 shares beneficially owned by James Leininger which Vodafone Deutschland GmbH may be deemed to beneficially own as a result of a voting agreement between Vodafone and Leininger. Mr. Isaksson is an executive officer of Vodafone Group, an affiliate of Vodafone Deutschland GmbH and serves as one of our directors as a designee of Vodafone Deutschland GmbH pursuant to an agreement between Dr. Leininger and Vodafone Deutschland GmbH. Mr. Isaksson disclaims beneficial ownership of the shares held by Vodafone Deutschland GmbH and James Leininger.
(8)	Represents restricted shares issuable upon the effective date of this offering.
(9)	Includes (A) 2,605,908 shares of common stock subject to stock options exercisable within 60 days of February 29, 2004, and (B) warrants to purchase 2,107,143 shares of common stock.
(10)	Includes (A) 11,557,510 shares of common stock issuable upon the conversion of the shares of Series B Convertible Stock, (B) 6,060,606 shares of common stock issuable upon the conversion of the shares of Series C Convertible Preferred Stock held by Vodafone Deutschland GmbH and (C) includes 29,848,556 shares beneficially owned by James Leininger which Vodafone may be deemed to beneficially own as a result of a voting agreement between the parties.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock and 10,000,000 shares of preferred stock. Immediately prior to this offering, there were 61,227,534 shares of our common stock outstanding, including 105,000 shares issuable as restricted stock upon the effective date of this offering, as adjusted to reflect (1) the exchange of all outstanding shares of our preferred stock and (2) the conversion of the long-term, deferred interest under the line of credit. At that time, there were approximately      holders of record of our stock. In addition, immediately prior to this offering, there were options to purchase 8,793,242 shares of common stock, including options exercisable for 991,500 shares to be granted upon the effective date of this offering and warrants to purchase 2,137,857 shares of common stock outstanding. Assuming the sale of              shares of common stock in this offering, we will have a total of              shares of common stock outstanding immediately following this offering.

The following description is only a summary. You should also refer to our certificate of incorporation and bylaws, both of which have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

Common Stock

Holders of our common stock are entitled to one vote per share on all matters to be voted upon by our stockholders. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors, and as a result, stockholders owning less than a majority of our stock will not be able to elect any directors on the basis of their votes alone. Subject to limitations under Delaware law and preferences that may apply to any outstanding shares of preferred stock that may be outstanding from time to time, holders of common stock are entitled to receive ratably such dividends or other distributions, if any, as may be declared by our board of directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the liquidation preference of any outstanding preferred stock. The common stock has no preemptive, conversion or other rights to subscribe for additional securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of the offering will be, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Our board of directors has the authority to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, and the number of shares constituting any series or the designation of any such series, without further vote or action by the stockholders but subject to stock exchange or Nasdaq listing requirements in effect from time to time. This ability provides us with an important level of flexibility for financing purposes and also can serve as the basis for the most common type of stockholder rights plan, though no such rights plan is currently in effect. The issuance of preferred stock could have the effect of restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock, delaying or preventing a change in control of our company without further action by the stockholders, or adversely affect the other rights of the holders of common stock. At present, we have no plans to issue any shares of preferred stock.

Warrants

Immediately prior to this offering, James R. Leininger, a member of our board of directors, held warrants to purchase a total of 2,107,143 shares of our common stock at exercise prices ranging from $1.74 to $4.48 per share and a weighted-average exercise price of $3.36 per share. Each warrant contains provisions for proportionate adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of recapitalizations and similar events. In contemplation of the reorganization and this offering, we have contractually agreed with Dr. Leininger that all price-based, anti-dilution protection provided in the warrants shall be deleted and of no further force or effect as of the closing date of this offering. Dr. Leininger’s warrants are exercisable with respect to 428,572 shares on or before March 18, 2008, 428,571 shares on or before July 6, 2008, and 1,250,000 shares on or before the later of June 28, 2004 or six months after repayment in full of our line of credit with Dr. Leininger. See “Certain Relationships and Related-Party Transactions—Transactions with Dr. Leininger.”

Immediately prior to this offering, Nichimen American, Inc. held a warrant to purchase up to 25,000 shares of our common stock at an exercise price of $4.00 per share. The warrant provides that the exercise price and number and type of shares issuable upon exercise of the warrant are subject to adjustment in the event of certain mergers or consolidations in which we are not the surviving corporation, and customary proportionate adjustments in the event of any subdivision, combination or reclassification, recapitalization, automatic conversion or similar event involving our outstanding common stock. Nichimen’s warrant is exercisable on or before June 28, 2004.

We have issued an additional two outstanding warrants to purchase 2,857 shares each of our common stock at an exercise price of $1.75 per share, held by Hi-Tek International, L.L.C. and Totally Everything, Inc. These warrants provide for proportionate adjustments in the event of any subdivision, combination, reclassification, recapitalization or other similar event affecting our outstanding common stock. These warrants are exercisable on or before July 2, 2008.

Anti-Takeover, Limited Liability and Indemnification Provisions

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, this statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date that the stockholder became an interested stockholder unless (with a few exceptions) the business combination or the transaction in which the stockholder became an interested stockholder is approved in a prescribed manner. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within the prior three years, did own) 15.0% or more of the corporation’s voting stock. These provisions may have the effect of delaying, deferring or preventing a change in control of us without further action by our stockholders.

Certificate of Incorporation and Bylaw Provisions

Provisions of our certificate of incorporation, our bylaws and contracts to which we are a party could have the effect of delaying or preventing a tender offer or takeover attempt of our company that a stockholder might consider favorable, including attempts that might result in a premium over the prevailing market price of our stock. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage types of transactions that may involve an actual or threatened change in control of our company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage some tactics that may be used in proxy fights. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms. However, these provisions could have the effect of discouraging others from making tender offers for our shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management. These provisions are summarized in the following paragraphs.

Classified Board of Directors

Our certificate of incorporation provides that our board of directors will be divided into three classes of directors, as nearly equal in size as is practicable, serving staggered three-year terms. As a result, approximately one-third of the members of our board of directors will be elected each year and at least two annual stockholder meetings will be required, instead of one, to replace a majority of the members of our board of directors. This provision, when coupled with the provisions of our bylaws authorizing our board of directors to fill vacant directorships or increase the size of our board, may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors.

No Stockholder Action by Written Consent

Our certificate of incorporation eliminates the ability of stockholders to act by written consent, thus requiring that all actions of our stockholders be taken at a duly called annual or special meeting of stockholders. This measure, together with the elimination of stockholders’ ability to call special meetings, causes stockholder action to only be possible at annual meetings or special meetings, and limits the efficacy of the proxy fight technique for hostile raiders.

No Stockholder Ability to Call Special Meetings

Our bylaws provide that special meetings of our stockholders may be called only by a majority vote of our board of directors.

Supermajority Vote Provisions

Delaware law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless the certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our certificate of incorporation includes supermajority vote provisions that require the affirmative vote of the holders of at least two-thirds of the combined voting power of all then-outstanding shares of our voting capital stock in order to amend the provisions of our certificate of incorporation relating to the classified board of directors and the elimination of action by written consent of stockholders and the amendment of our bylaws.

Authorized but Unissued Stock

Our authorized but unissued common stock and preferred stock is available for our board to issue in one or more transactions without stockholder approval and our board of directors has broad power to establish the rights and preferences of authorized and unissued preferred stock. We may use these additional shares for a variety of corporate purposes, including raising additional capital, corporate acquisitions, equity incentive plans and a stockholder rights plan. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of our company by means of a proxy context, tender offer, merger or other transaction.

Advance Notice Procedures for Stockholder Proposals

Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide us with timely written notice of their proposal. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 120 days before the date in the current year that is the one year anniversary of the date we released the notice of annual meeting to stockholders in connection with the previous year’s annual meeting. If, however, no meeting was held in the prior year or the date of the annual meeting has been advanced by more than 30 days or delayed (other than as a result of adjournment) by more than 60 days from such a anniversary date, notice by the stockholder must be delivered not earlier than the 90th day prior to such annual meeting and not later than the earlier of the 60th day prior to such annual meeting or the 10th day following the date on which public announcement of the date of such meeting is first made by us. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions provide our board of directors with advance notice of possible dissident stockholder proposals and director nominations, and provide our board with additional time to develop a response and to ensure that all stockholders have adequate information regarding proposals and nominations. These provisions may also preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Limitation of Director Liability

Our certificate of incorporation limits the liability of our directors (in their capacity as directors but not in their capacity as officers) to us or our stockholders to the fullest extent permitted by Delaware law. Specifically, our directors will not be personally liable for monetary damages for their breach of their fiduciary duty as a director, except for liability for any breach of the director’s duty of loyalty to us or our stockholders, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, unlawful payments of dividends or unlawful stock repurchases or redemptions, or any transaction from which the director derived an improper personal benefit.

Indemnification Arrangements

Our bylaws require us to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. Prior to completion of this offering, we will enter into indemnification agreements with our directors and executive officers and purchase directors’ and executive officers’ liability insurance.

Registration Rights of Various Stockholders

Pursuant to the terms of a Registration Rights Agreement that becomes effective upon the closing of this offering, James R. Leininger, Steven W. Riebel, Robert L. Cone, Vodafone Deutschland GmbH, Siebel Systems, Inc. and certain other of our stockholders, holding in the aggregate approximately              million shares of our common stock, may require that we register resales of their shares under the Securities Act of 1933. Certain of the shares subject to registration rights are acquirable only upon exercise of warrants or options. These registration rights generally consist of the following:

•	beginning on the first anniversary of the closing of this offering, the holders of (1) at least 10.0% of the then-outstanding securities subject to such registration rights or (2) requesting a registration of outstanding securities with an anticipated aggregate offering price of at least $20.0 million, may require, on no more than two occasions, that we register shares held by them for public resale;

•	the holders of at least 10.0% of the then-outstanding securities subject to such registration rights may require that we register those shares for public resale on Form S-3, provided that we are eligible to use Form S-3 for the registration, such holders propose to sell the securities to be included in the registration at an aggregate price to the public (net of any underwriters’ discounts or commissions) of at least $5,000,000, and during the preceding 12 months, we have not effected more than two registrations on Form S-3 for any of the holders of these registration rights (and there has been no reduction in the shares permitted to be sold by any such holders in a registration initiated for our own account); and

•	if we register any offering of our securities for our own account, the holders of these registration rights are entitled to include their shares of common stock in the registration.

These registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares of common stock to be included in any registration. We are generally required to bear all of the expenses of all registrations under the Registration Rights Agreement, except underwriting discounts and commissions. The Registration Rights Agreement also requires that we indemnify the holders of registration rights for specified losses they may incur in connection with registrations under the agreement. These registration rights terminate as to all holders five years after the consummation of this offering or, as to any holder, such earlier time as all of such holder’s securities subject to registration rights may be sold within a three-month period without registration in compliance with Rule 144 under the Securities Act.

Registration of any of shares of common stock would result in those shares becoming freely tradable without restriction under the Securities Act.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                                         .

NASDAQ National Market Quotation

We have applied for quotation of our common stock on the Nasdaq National Market under the trading symbol “ATXG.”

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has been no public market for our common stock. If our stockholders sell substantial amounts of our common stock in the public market following this offering, the prevailing market price of our common stock could decline. While an aggregate of                              shares of our currently outstanding common stock held by our directors, executive officers and certain shareholders are subject to contractual restrictions on resale for 180 days after the date of this prospectus, as described below, sales of substantial amounts of our common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon the closing of this offering, we will have outstanding an aggregate of                      offering shares of our common stock, based upon the number of shares outstanding at December 31, 2003 and assuming full conversion of all of our outstanding preferred stock and the interest component under our line of credit contemporaneously with this offering, the issuance of restricted stock to certain officers and directors upon the effective date of this offering, no exercise of the underwriters’ over-allotment option and no exercise of outstanding options or warrants. Of these shares, all shares sold in this offering will be freely tradable without restriction or the requirement of further registration under the Securities Act unless they are purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining shares are “restricted shares,” as that term is defined in Rule 144 under the Securities Act and will be eligible for sale in the public market as follows:

Number of Shares	Date
Immediately.

After 90 days from the date of this prospectus, subject to compliance with Rule 144.

After 180 days after the date of this prospectus upon the expiration of the lock-up agreements with the underwriters.

After 180 days after the date of this prospectus upon the expiration of the lockup agreement with the underwriters, subject to compliance with Rule 144.

Lock-Up Agreements

Our directors, executive officers and certain shareholders holding an aggregate of                      shares of our currently outstanding common stock have signed lock-up agreements under which they have agreed not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for 180 days after the date of this prospectus other than shares of our common stock disposed of as bona fide gifts approved by Citigroup. Citigroup may, in its sole discretion, at any time and without prior notice or announcement, release all or any portion of shares subject to the lock-up agreements.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year, including the holding period of certain prior owners other than affiliates, is entitled to sell within any three-month period a number of shares that does not exceed the greater of (a) 1.0% of the number of shares of our common stock then outstanding, which will equal approximately          shares immediately after the offering, or (b) the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned shares for at least two years, including the holding period of certain prior owners other than affiliates, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, Rule 144(k) shares may be sold immediately upon the closing of this offering. An

aggregate of                      of such shares are currently outstanding. However,                    of such shares are subject to the lock-up agreements described above and will only become eligible for sale upon the expiration or termination of those agreements.

Registration Rights

After this offering, holders of approximately                              shares of our common stock will be entitled to certain rights with respect to the registration of those shares under the Securities Act. See “Description of Capital Stock—Registration Rights of Various Stockholders.” After any such registration of these shares, such shares will be freely tradable without restriction under the Securities Act. These sales could cause the market price of our common stock to decline. However,                      of such shares are subject to the lockup agreements described above.

Stock Plans

As of February 29, 2004, options to purchase 7,801,742 shares of common stock were outstanding under our prior stock option and incentive plans. After this offering, we intend to file a registration statement on Form S-8 under the Securities Act of 1933 covering shares of common stock reserved for issuance under our prior and current stock incentive plans and our employee stock purchase plan. Based on the number of options outstanding and shares reserved for issuance under our prior and current stock incentive plans and our employee stock purchase plan, the Form S-8 registration statement would cover                      shares of our common stock. The Form S-8 registration statement will become effective immediately upon filing. At that point, subject to the satisfaction of applicable exercisability periods, Rule 144 volume limitations applicable to affiliates and the agreements with the underwriters referred to above, shares of common stock to be issued upon exercise of outstanding options granted pursuant to our stock incentive plan and shares of common stock issued pursuant to our employee stock purchase plan (to the extent that such shares are not held by affiliates) will be available for immediate resale in the public market.

UNDERWRITING

Citigroup Global Markets Inc. is acting as sole book running manager of the offering, and together with J.P. Morgan Securities Inc., Piper Jaffray & Co. and SG Cowen Securities Corporation, are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.
Piper Jaffray & Co.
SG Cowen Securities Corporation

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $             per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $              per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend sales to discretionary accounts to exceed 5.0% of the total number of shares of our common stock offered by them.

The selling stockholder has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                      additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

We, our officers and directors, the selling stockholder and certain of our other stockholders, holding in the aggregate approximately         % of the total number of outstanding shares of our common stock, have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Citigroup in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the shares was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after this offering.

We have applied to have our common stock included for quotation on the Nasdaq National Market under the Symbol “ATXG.”

The following table shows the underwriting discounts and commissions that we and the selling stockholder are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

	Paid by ATX		Paid by selling stockholder
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per share	$	$	$	$
Total	$	$	$	$

In connection with the offering, Citigroup on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions they may discontinue them at any time.

We estimate that our total expenses of this offering will be $                    .

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

The validity of the shares of common stock offered in this offering will be passed upon for us by Andrews Kurth LLP, Dallas, Texas. Certain other legal matters in connection with this offering will be passed upon for the underwriters by Baker Botts L.L.P., Dallas, Texas.

EXPERTS

The consolidated financial statements and schedules of ATX Technologies, Inc. and subsidiaries as of December 31, 2002 and 2003, and for each of the years in the three-year period ended December 31, 2003, and the financial statements of Vodafone Passo GmbH as of March 31, 2002 and 2003, and for the years then ended, have been included herein in reliance upon the reports of KPMG LLP and KPMG Deustche Treuhand-Gesellschaft, independent accountants, appearing elsewhere herein, and upon the authority of said firms as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a Registration Statement on Form S-1 under the Securities Act with respect to the common stock offered in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to ATX Group, Inc. and the common stock offered in this offering, reference is made to such registration statement, schedules and exhibits. Statements contained in this prospectus regarding the contents of any contract or any other document are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or other document filed as an exhibit to the registration statement. As a result of this offering, we will be subject to the informational requirements of the Securities Exchange Act of 1934 and, consequently, will be required to file annual and quarterly reports, proxy statements and other information with the SEC. These reports, proxy statements and other information may also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006. The registration statement, including exhibits, may be inspected without charge at the SEC’s principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1.800.SEC.0330. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with it. The address of the SEC’s web site is http://www.sec.gov.

INDEPENDENT AUDITORS’ REPORT

The Board of Directors of ATX Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of ATX Technologies, Inc. and subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, shareholders’ equity (deficit) and comprehensive income, and cash flows for each of the years in the three year period ended December 31, 2003. In connection with our audits of the consolidated financial statements, we have also audited the related financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ATX Technologies, Inc. and subsidiaries as of December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material aspects, the information set forth therein.

February 24, 2004

KPMG LLP

ATX TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2002 and 2003

	2002	2003
Assets
Current assets:
Cash and cash equivalents	$17,750,588	$32,174,360
Restricted cash and cash equivalents	1,081,029	4,624,234
Receivables, net of allowance for doubtful accounts of $5,095,252 in 2002, and $3,867,621 in 2003	1,151,906	2,601,781
Prepaid expenses and other current assets	3,361,022	1,750,471

Total current assets	23,344,545	41,150,846
Property and equipment, net	13,463,100	15,341,055
Goodwill	14,774,507	16,962,842
Other intangible assets, net	—	2,571,921
Other assets	102,186	213,388

Total assets	$51,684,338	$76,240,052

Liabilities, Redeemable Preferred Stock and Shareholders’ Deficit
Current liabilities:
Accounts payable	$5,627,154	$10,201,370
Accrued liabilities	5,732,046	6,870,554
Deferred revenue	20,676,261	30,030,214
Current portion of convertible, secured notes payable to related parties	620,890	11,397,507
Current portion of capital lease obligations	501,387	503,608

Total current liabilities	33,157,738	59,003,253
Long-term portion of convertible, secured notes payable to related parties	28,756,610	17,682,739
Capital lease obligations, net of current portion	639,713	450,332
Pension provisions unfunded	—	924,479
Deferred revenue, net of current portion	2,543,278	3,306,398
Acquisition note payable	—	6,454,225
Other liabilities	291,054	295,798

Total liabilities	65,388,393	88,117,224

Redeemable preferred stock, $0.01 par value. Authorized 40,000,000 shares:
Series A, issued and outstanding 800,000 shares in 2002 and 2003	4,000,000	4,000,000
Series B, issued and outstanding 11,405,213 shares in 2002 and 2003	42,085,237	42,085,237
Series C, issued and outstanding 6,060,606 shares in 2002 and 2003, redemption value of $10.0 million	9,734,223	9,793,284
Series D, issued and outstanding 6,060,606 shares in 2002 and 2003, redemption value of $10.0 million	9,734,223	9,793,284
Shareholders’ deficit:
Common stock, $0.01 par value. Authorized 120,000,000 shares; issued and outstanding 32,258,407 and 32,267,067 shares in 2002 and 2003, respectively	322,584	322,671
Paid-in capital	36,788,537	36,710,760
Accumulated deficit	(116,368,859)	(114,709,563)
Accumulated other comprehensive income	—	127,155

Total shareholders’ deficit	(79,257,738)	(77,548,977)

Total liabilities, redeemable preferred stock and shareholders’ deficit	$51,684,338	$76,240,052

See accompanying notes to consolidated financial statements.

ATX TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2001, 2002 and 2003

	2001	2002	2003
Net revenues	$14,150,865	$31,614,081	$49,403,325
Costs and expenses:
Direct costs of services	12,668,595	15,563,185	20,589,637
Sales and marketing	4,711,910	5,505,582	5,632,598
Product development	4,444,347	4,046,941	6,073,473
General and administrative	4,441,860	4,622,152	5,418,706
Depreciation and amortization	3,838,717	6,196,655	7,126,774
Amortization of goodwill	5,537,651	—	—

Total costs and expenses	35,643,080	35,934,515	44,841,188

Operating income (loss)	(21,492,215)	(4,320,434)	4,562,137

Other (income) expense, net:
Interest expense	2,887,175	2,947,648	3,213,412
Other, net	(483,566)	(473,621)	(310,571)

Total other expense, net	2,403,609	2,474,027	2,902,841
Net income (loss)	(23,895,824)	(6,794,461)	1,659,296
Accretion of discount on preferred stock	59,062	118,122	118,122

Net income (loss) applicable to common stock	$(23,954,886)	$(6,912,583)	$1,541,174

Basic earnings (loss) per share of common stock:
Basic earnings (loss) per share	$(0.74)	$(0.21)	$0.05

Weighted average common shares outstanding	32,258,407	32,258,407	32,260,821

Diluted earnings (loss) per share of common stock:
Diluted earnings (loss) per share	$(0.74)	$(0.21)	$0.02

Weighted average diluted common shares outstanding	32,258,407	32,258,407	63,377,316

See accompanying notes to consolidated financial statements.

ATX TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

AND COMPREHENSIVE INCOME

Years ended December 31, 2001, 2002 and 2003

	Common stock		Paid in capital	Accumulated deficit	Other Comprehensive Income	Shareholders’ Deficit
	Shares	$0.01 par value
Balance at December 31, 2000	32,258,407	$322,584	$36,746,144	$(85,678,574)	$—	$(48,609,846)
Beneficial conversion feature on convertible debt	—	—	219,577	—	—	219,577
Accretion of discount on Preferred Stock	—	—	(59,062)	—	—	(59,062)
Net loss	—	—	—	(23,895,824)	—	(23,895,824)

Balance at December 31, 2001	32,258,407	322,584	36,906,659	(109,574,398)	—	(72,345,155)
Accretion of discount on Preferred Stock	—	—	(118,122)	—	—	(118,122)
Net loss	—	—	—	(6,794,461)	—	(6,794,461)

Balance at December 31, 2002	32,258,407	322,584	36,788,537	(116,368,859)	—	(79,257,738)
Stock based compensation	—	—	28,740	—	—	28,740
Stock options exercised	8,660	87	11,605	—	—	11,692
Accretion of discount on Preferred Stock	—	—	(118,122)	—	—	(118,122)
Net income	—	—	—	1,659,296	—	1,659,296
Foreign currency translation	—	—	—	—	127,155	127,155

Total other comprehensive income						1,786,451

Balance at December 31, 2003	32,267,067	$322,671	$36,710,760	$(114,709,563)	$127,155	$(77,548,977)

See accompanying notes to consolidated financial statements.

ATX TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2001, 2002 and 2003

	2001	2002	2003
Cash flows from operating activities:
Net income (loss)	$(23,895,824)	$(6,794,461)	$1,659,296
Adjustments to reconcile net income (loss) to net cash provided by (used in) operations, net of the effect of the acquisition:
Depreciation and amortization	9,376,368	6,196,655	7,126,774
Loss on sale of assets	5,301	—	41,023
Accrual of interest on acquisition note payable	—	—	136,743
Stock based compensation	—	—	28,740
Non cash pension provision	—	—	24,531
Interest accrued on line of credit	2,462,688	2,489,983	—
Allowance for doubtful accounts	1,685,904	2,157,246	(1,227,631)
Accretion of discount on debt	230,180	238,232	249,899
Accretion of beneficial conversion feature on convertible debt	35,915	72,641	73,737
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivables	(879,672)	(2,498,477)	1,261,181
(Increase) decrease in prepaid expenses and other current assets	(1,126,846)	(1,369,299)	2,975,893
Increase (decrease) in accounts payable and accrued other liabilities	3,842,703	(752,738)	(678,848)
Increase in deferred revenue	8,229,760	8,404,861	7,411,719

Net cash provided by (used in) operating activities	(33,523)	8,144,643	19,083,057

Cash flows from investing activities:
Investments in property and equipment, net	(7,062,344)	(2,465,690)	(2,796,161)
Proceeds from sale of assets	76,164	34,971	42,492
Increase in restricted cash and short-term investments	—	(1,081,029)	(3,543,205)
Cash assumed in acquisition	—	—	2,771,902

Net cash used in investing activities	(6,986,180)	(3,511,748)	(3,524,972)

Cash flows from financing activities:
Repayment of lease obligations	(20,819)	(224,740)	(525,115)
Proceeds from shareholder notes	5,000,000	—	—
Repayment of notes payable to affiliates	(700,715)	(765,940)	(620,890)
Proceeds from issuance of common stock	—	—	11,692
Proceeds from issuance of preferred stock	15,000,000	—	—
Payment from issuance of preferred stock	(708,738)	—	—

Net cash provided by (used in) financing activities	18,569,728	(990,680)	(1,134,313)

Net increase in cash and cash equivalents	11,550,025	3,642,215	14,432,772
Cash and cash equivalents at beginning of the year	2,558,348	14,108,373	17,750,588

Cash and cash equivalents at end of the year	$14,108,373	$17,750,588	$32,174,360

Supplemental disclosure of cash flow information:
Cash interest payments made	$166,243	$111,397	$2,737,322
Preferred stock issued upon conversion of note and interest payable	5,000,000	—	—
Accretion of discount on preferred stock	59,062	118,122	118,122
Property and equipment acquired through capital lease	—	1,365,840	337,955

See accompanying notes to consolidated financial statements.

ATX TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies

(a) Business Operations

The company is a Texas corporation with principal offices in Irving, Texas, and was incorporated on November 14, 1994. ATX Technologies, Inc. (“ATX”) is a provider of telematics services. Telematics is the delivery of real-time, location-enhanced information and assistance to mobile individuals. ATX delivers telematics offerings as an outsource service provider to North American and European automotive manufacturers.

On July 31, 2003, ATX International GmbH, a wholly owned subsidiary of ATX, purchased 100% of Vodafone Passo GmbH (“Passo”) a provider of telematics services in Germany. As part of this transaction, Passo was merged into ATX International GmbH, and the entity was renamed ATX Europe GmbH. The entity is 100% owned by ATX. The consolidated financial statements include the accounts of Passo subsequent to the acquisition date.

(b) Principles of Consolidation

The consolidated financial statements include the financial statements of ATX and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(c) Earnings per Share

Basic earnings per share of common stock is computed using the weighted-average number of common shares outstanding during the period. Diluted earnings per share amounts reflect the incremental increase in common shares outstanding assuming the exercise of employee stock options and the conversion of warrants, preferred stock and convertible shareholder loans and deferred interest that would have had a dilutive effect on earnings per share. The following table is a reconciliation of the number of shares used in the calculation of basic and diluted earnings per share for the years ended December 31, 2001, 2002 and 2003:

	2001	2002	2003
Basic earnings per share of common stock:
Weighted average common shares outstanding	32,258,407	32,258,407	32,260,821
Effect of dilutive securities:
Stock options	—	—	5,417,611
Warrants	—	—	496,022
Preferred Stock	—	—	25,202,862

Weighted average common and common equivalent shares outstanding—dilutive	32,258,407	32,258,407	63,377,316

Certain options, warrants and other convertible instruments to purchase the Company’s common stock were not included in the computation of diluted earnings per share because they were anti-dilutive. The number of shares excluded were 38.0 million, 44.6 million and 9.9 million for 2001, 2002 and 2003, respectively.

(d) Liquidity

The accompanying consolidated financial statements have been prepared assuming the Company will recover its assets and satisfy its liabilities in the normal course of business. In view of the emerging nature of the Company’s service category and the significant dependence of the Company on a few, large automotive

ATX TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

manufacturers to develop and promote subscriber programs, projections regarding future revenue growth are subject to a high degree of uncertainty. The Company’s current expense levels are based, in part, on the Company’s expectations of future revenue. Management believes that its existing working capital balances are sufficient to fund operations through at least December 31, 2004.

(e) Revenue Recognition

The Company provides telematics services to automobile manufacturers and their customers under contracts that range from one to four years in length or other arrangements. The fees are prepaid annually, or in some cases, up to four years in advance. Annual prepayments are recognized ratably over the one year service term of the contract. In some cases the Company provides an initial period of “free service” as a promotional incentive. In addition, the Company refunds certain prepaid fees at the request of its customers. As a result, no revenue is recognized during the initial “free period” nor does the Company recognize revenue prior to the expiration of the customers’ refund privilege. Thereafter, prepaid fees are recognized as revenue ratably over the remaining term of the service agreement. Original Equipment Manufacturer (“OEM”) minimum revenues are recognized over the twelve-month contractual period of the agreement. Research and development revenues are recognized upon client acceptance. Payments and billings in advance of service are included in deferred revenue. Allowances for estimated future service cancellations and credits are reflected in accrued liabilities. Allowances for estimated doubtful accounts are netted against accounts receivable.

The Company also recognizes revenue from performing engineering services for its OEM customers. Under these arrangements, the Company generally receives payment up-front for services to be provided. The Company records these up-front payments as deferred revenue, and recognizes revenue as the engineering services are provided.

The Company’s contract with an OEM includes customer retention provisions which may result in adjustments to monthly service revenues beginning in March 2004. In the event monthly customer retention rates exceed the specified level, then the Company must remit a payment to the OEM based on the number of customers in excess of the contractual retention rate. The Company would reduce revenue by the amount of the payment to the OEM. In the event monthly customer retention levels are lower than the specified level, the OEM must remit a payment to the Company. The Company would recognize the payment from the OEM as revenue. Customer retention rates with this OEM have historically been within the range specified in the contract.

(f) Capitalized Computer Software Costs

The Company capitalizes certain engineering and development costs associated with software development and implementation costs. Engineering and development costs are expensed until the Company has determined that the software will result in probable future economic benefits and management has committed to funding the project. Thereafter, all direct implementation costs and purchased software costs are capitalized, on a project-by-project basis, and amortized using the straight-line method over the remaining estimated useful lives, which range from three to five years.

(g) Research and Development

Research and development costs are expensed as incurred. Research and development costs amounted to $0, $0 and $1,341,343 in 2001, 2002 and 2003, respectively. Revenue received related to research and development services amounted to $0 in 2001, $0 in 2002 and $1,801,880 in 2003.

(h) Advertising Costs

The Company accounts for advertising costs as expense in the period incurred. Advertising expenses for the years ended December 31, 2001, 2002 and 2003 were $768,260, $757,264 and $683,360, respectively.

ATX TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(i) Stock-Based Compensation

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including the Financial Accounting Standard’s Board (“FASB”) Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25, issued in March 2000, to account for its plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock Based Compensation—Transition and Disclosure, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123.

Had compensation cost for the Company’s stock based compensation plans been determined on the fair value of the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company’s net loss would have been increased to the pro forma amounts indicated below at December 31:

	2001	2002	2003
Net income (loss) applicable to common stock	$(23,954,866)	$(6,912,583)	$1,541,174
Add: stock-based compensation recorded under APB 25	—	—	28,740
Stock-based compensation excluded from net income (loss)	(968,258)	(1,087,262)	(647,157)

Pro forma net income (loss) applicable to common stock	$(24,963,124)	$(7,999,845)	$922,757

Basic net income (loss) applicable to common stock, as reported	$(0.74)	$(0.21)	$0.05
Basic net income (loss) per share, pro forma	$(0.77)	$(0.25)	$0.03
Diluted net income (loss) applicable to common stock, as reported	$(0.74)	$(0.21)	$0.02
Diluted net income (loss) per share, pro forma	$(0.77)	$(0.25)	$0.01

The fair value of each option grant was estimated on the date of the grant using the minimum value method, as the Company was a nonpublic entity. This value is the current stock price less the present value of the exercise price for a stock that does not pay dividends. The weighted average fair value of stock options granted in 2001, 2002 and 2003 was $0.62, $0.17 and $2.07, respectively. The assumptions used for the minimum value computation for the years ended December 31, 2001, 2002, and 2003 are: (1) the risk free interest rates are, 4.33%, 3.46% and 2.54%, respectively; (2) the expected life of the option is four years; and (3) the common stock will pay no dividends.

(j) Pension Obligations

The Company’s subsidiary, Passo, is a member of an alliance of employers having unfunded pension obligations, called “Essener Verband”. Essener Verband determines the terms of the pension plan an employee is eligible for, based upon certain benefit levels, attributed to the respective employee when they are admitted to the pension plan.

In connection with the transfer of employees from the prior stockholder of Passo, the Company assumed pension obligations under a pension plan (Mannesmann Leistungsordnung Pension Plan) that had been terminated. The employees, who had irrevocably vested benefits under the plan, are only entitled to future retirement benefits which had been vested at the day of termination of the plan. This plan is an unfunded plan.

ATX TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(k) Deferred Compensation Obligations

The Company’s subsidiary, Passo, offers its employees a deferred compensation plan. Annually, each employee may contribute a portion of their bonus to the deferred compensation plan. This is an unfunded plan.

(l) Cash and Cash Equivalents

The Company considers cash in banks and cash invested in short-term money market funds with original maturities of less than 90 days as cash and cash equivalents. The Company had restricted cash for the year ended December 31, 2002 and 2003 of $1,081,029 and $4,624,234, respectively, for capital lease collateral.

(m) Concentration of Credit Risk

The Company invests its cash primarily in deposits and money market funds with commercial banks. The Company has not experienced any losses to date in its invested cash. The Company has sold its products and services in the past to a wide variety of customers, but principally does business now with major North American and German automotive companies and their customers, including automotive consumers. The Company performs ongoing credit evaluations of its customers, but does not require collateral or other security agreements to support collections of customer receivables. While most of ATX’s subscriber agreements with consumers require payment by credit card, debit card, or bank draft, the Company is generally subject to the credit risk of its subscribers. The Company maintains reserves for credit losses, and such losses to date have been within management’s estimates.

Substantially all of the Company’s revenues result from relationships with two primary automakers. Revenues derived from these two customers in 2001, 2002 and 2003 totaled approximately 91.3%, 97.4% and 97.9% of the Company’s total revenue, respectively. At December 31, 2002 and 2003, the Company had approximately 92.5% and 99.3%, respectively, of total trade accounts receivable related to these customers.

(n) Fair Value of Financial Instruments

The Company considers carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable to approximate fair value because of the short maturity of these financial instruments. Amounts outstanding under debt agreements are considered to be carried on the financial statements at their estimated fair value because the interest rates approximate market rates.

(o) Property and Equipment

Property and equipment are recorded at acquisition cost. Depreciation is computed using the straight-line method over estimated service lives. The service lives of the property and equipment classifications are as follows:

Classification	Asset lives
Computers and equipment	3 years
Capitalized software	3 to 5 years
Leasehold improvements	Shorter of lease period or economic life
Other equipment and furniture	1.5 to 10 years

(p) Goodwill

Goodwill represents the excess of costs over fair value of assets of businesses acquired. In 2001, goodwill, which represents the excess of purchase price over fair value of net assets acquired, was amortized on a straight-line basis over five years, which was the expected period of benefit. The Company adopted the provisions of FASB

ATX TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Statement No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002. Pursuant to Statement No. 142, goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement No. 142. Statement No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with FASB Statement No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.

(q) Impairment of Long-Lived Assets

The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement requires that long-lived assets, including certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company’s long-lived assets were not impaired as of December 31, 2002 and 2003.

(r) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(s) Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, and other sources are recorded when it is probable a liability has been incurred and the amount of the loss can be reasonably estimated (see note 16).

(t) Reclassifications

Certain amounts from the prior year have been reclassified to conform to the current year presentation.

(u) Currency Translation

Assets and liabilities of non-U.S. subsidiaries whose functional currency is not the U.S. dollar are translated at the current exchange rates. Revenue and expense accounts are translated using an average rate for the period. Translation gains and losses are not included in determining net income, but are reflected in the comprehensive income component of shareholders’ equity. Cumulative currency translation adjustment gains included in shareholders’ equity were $127,155 at December 31, 2003. Prior to 2003, there were no currency translation adjustments for the Company.

(v) Comprehensive Income (Loss)

Comprehensive income includes all changes in equity during a period, except those resulting from investments by and distribution to owners. Other comprehensive income (loss) refers to revenues, expenses, gains and losses that under generally accepted accounting principles in the United States are excluded from net

ATX TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

income (loss). For the Company, the only element of other comprehensive loss is the foreign currency translation effect of consolidating its European subsidiaries. For the year ended December 31, 2003, comprehensive income resulting from foreign currency translation adjustments was $127,155.

(w) Use of Estimates

The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of property and equipment, goodwill and intangible assets, valuation allowances for receivables and deferred income tax assets. Actual results could differ from those estimates.

(x) Recent Accounting Pronouncements

In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The Company adopted SFAS No. 143 in fiscal year 2003. The provisions of SFAS No. 143 had no material effect on the Company’s financial condition or results of operations.

In November 2002, the FASB issued Interpretation (FIN) No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation was applicable to guarantees issued or modified after December 31, 2002 and the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN No. 45 did not have a material effect on the Company’s financial condition or results of operations.

During 2002, the FASB Emerging Issues Task Force reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”). EITF 00-21 provides an accounting model for an approach to determine whether a vendor should divide an arrangement with multiple deliverables into separate units of accounting. EITF 00-21 requires an analysis of whether a delivered item has stand-alone value to the customer, whether there is subjective and reliable evidence of fair value for the undelivered items, and whether delivery of the undelivered items is probable and substantially in control of the vendor if the arrangement includes a general right of return relative to the delivered item. Companies are required to adopt EITF 00-21 for fiscal periods beginning after June 15, 2003. Companies may apply EITF 00-21 prospectively to new arrangements initiated after the date of adoption or as a cumulative-effect adjustment. The adoption of EITF 00-21 did not have a material effect on the Company’s financial position or results of operations.

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003) (“FIN”), Consolidation of Variable Interest Entities, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities (VIEs), which was issued in January 2003. The Company will be required to apply FIN 46R to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the

ATX TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Interpretation will be applied beginning on January 1, 2004. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and non-controlling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and non-controlling interest of the VIE. The issuance of FIN 46 and FIN 46R will not impact the Company’s financial condition or results of operations.

FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, was issued in May 2003. This Statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The Statement also includes required disclosures for financial instruments within its scope. For the Company, the Statement was effective for instruments entered into or modified after May 31, 2003 and otherwise will be effective as of January 1, 2004, except for mandatorily redeemable financial instruments. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable financial instruments. The Company currently does not have any financial instruments that are within the scope of this Statement.

(2) Property and Equipment

Property and equipment at December 31, 2002 and 2003 consists of the following:

	2002	2003
Computers, equipment and software	$20,575,172	$49,696,202
Leasehold improvements	2,684,200	3,045,604
Other equipment and furniture	—	2,935,463
Assets under construction	2,175,327	867,601

	25,434,699	56,544,870
Accumulated depreciation and amortization	(11,971,599)	(41,203,815)

	$13,463,100	$15,341,055

(3) Goodwill and Other Intangible Assets

In July 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets. The Company adopted the provisions of SFAS No. 142 effective January 1, 2002. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized but instead tested for impairment at least annually. Goodwill is tested by comparing the carrying value to the expected present value of future cash flows. Other intangible assets are tested by comparing their fair value to carrying value. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values. The Company fully adopted the provisions of SFAS No. 142 effective January 1, 2002.

The Company performed a goodwill impairment test upon adoption at January 1, 2002 and annual impairment tests on December 31, 2002 and 2003. No impairment of goodwill was identified.

Amortizing intangible assets	Gross Carrying Amount	Amortization Period	Accumulated Amortization
Patents	$1,632,410	16 years	$(25,149)
Customer lists	1,042,231	9 years	(70,025)

Total	$2,674,641		$(95,174)

ATX TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of net income for the year ended December 31, 2001, as adjusted to remove the amortization of goodwill, which is the Company’s only asset with an indefinite useful life.

	2001	2002	2003
Net income (loss) applicable to common stock	$(23,954,886)	$(6,912,583)	1,541,174
Goodwill amortization	5,537,651	—	—

Net loss—as adjusted	$(18,417,235)	$(6,912,583)	1,541,174

Basic net income (loss) per share	$(0.74)	$(0.21)	$0.05
Basic net income (loss) per share, pro forma	$(0.57)	$(0.21)	$0.05
Diluted net income (loss) per share	$(0.74)	$(0.21)	$0.02
Diluted net income (loss) per share, pro forma	$(0.57)	$(0.21)	$0.02

The following is a summary of changes in the carrying amount of goodwill for the years ended December 31, 2001, 2002 and 2003 (in thousands):

	2001	2002	2003
Beginning Balance	$20,312,158	$14,774,507	$14,774,507
Acquisition	—	—	2,188,335
Amortization	(5,537,651)	—	—

Ending Balance	$14,774,507	$14,774,507	$16,962,842

(4) Acquisition

On July 31, 2003, ATX Europe GmbH, a wholly owned subsidiary of ATX, acquired 100% of the outstanding common shares of Vodafone Passo GmbH. The results of Vodafone Passo GmbH’s operations have been included in the consolidated financial statements since that date. Vodafone Passo GmbH is a provider of telematics services in Germany.

The aggregate purchase price was €18.1 ($20.5) million, including €12.1 ($13.7) million of cash paid on July 31, 2003 and a deferred payment obligation of €6.0 ($6.8) million due in June 30, 2006. The deferred payment obligation is due upon the earliest to occur of the following events: (1) mandatory conversion of the Series B convertible preferred stock of ATX, (2) a change in control over ATX whereby the majority ownership interest in ATX is transferred to a third party, or (3) June 30, 2006. The deferred payment obligation was recorded at its net preset value of €5.0 ($5.7) million as of July 31, 2003. The carrying amount of the payment obligation at December 31, 2003 was $6,454,225. The value of Vodafone Passo GmbH was determined based on a discounted cash flow analysis of the 5-year business plan.

ATX TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. A third-party valuation of certain intangible assets was prepared by an independent appraiser; thus, the allocation of the purchase price is reflected in the following table:

Cash	$16,511,618
Current assets, other than cash	2,848,767
Property and equipment	5,110,679
Intangible assets	2,415,420
Goodwill	1,976,245

Total assets acquired	28,862,729

Current liabilities	8,713,214
Long-term debt and pension obligations	735,208

Total liabilities assumed	9,448,422

Net purchase price allocation	$19,414,307

The acquired intangible assets, all of which are being amortized, have a weighted average useful life of approximately 12 years. The intangible assets that make up that amount include patents of $0.9 million (16-year weighted average useful life) and customer relationships of $1.5 million (9-year weighted average useful life). The $2.0 million of goodwill is expected to be fully deductible for tax purposes.

In connection with its integration plan for the acquired business, the Company has recorded additional goodwill to establish reserves of $553,000 for certain costs, including the termination of acquired redundant network elements, closure of acquired duplicate facilities, and severance of certain employees. If the Company does not utilize the full extent of the established reserves for their intended purposes, the reserves are reversed to goodwill in accordance with accounting principles generally accepted in the United States.

The following unaudited pro forma consolidated results of operations for the years ended December 31, 2002 and 2003 assume the Passo acquisition was completed on January 1, 2003 (in thousands):

	2002	2003
Net revenue	$47,996	$57,914
Net income (loss) applicable to common stock	(13,284)	(791)
Net income (loss) per share:
Basic	$(0.41)	$(0.02)
Diluted	$(0.41)	$(0.01)

The pro forma results are not necessarily indicative of the results that would have occurred had the acquisition been in effect for the periods presented. In addition, they are not intended to be a projection of future results and do not reflect any future synergies that might be achieved from combining the operations.

ATX TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(5) Accrued and Other Liabilities

Accrued and other liabilities at December 31, 2002 and 2003 consist of the following:

	2002	2003
Telecom and related taxes	$655,671	$655,671
Payroll and related benefits	2,644,472	2,755,278
Restructuring payroll and related benefits	—	696,286
Pension obligations	—	14,015
Taxes other than income taxes	53,973	395,381
Customer refunds	1,118,386	1,301,020
Engineering deposit	519,812	250,000
Licenses	446,910	446,909
Other	292,822	355,994

	$5,732,046	$6,870,554

(6) Restructuring

In 2002, Passo, the Company’s wholly owned subsidiary, implemented a down-sizing plan to eliminate 16 employees. Restructuring costs related to this plan of $141,843 were accrued at March 31, 2002 for severance costs and were mainly paid in 2002 and 2003. In 2003, Passo announced it would terminate 20 employees as part of a cost cutting program. Severance of $845,000 related to these terminated employees was accrued at March 31, 2003 and an additional $553,000 was accrued in July 2003. Severance amounts are accrued and paid in accordance with Passo’s social plan. Passo expects to pay all amounts over the next year.

The following table sets forth the status of these restructuring reserves:

Severance Costs
Balance December 31, 2002	$—
Assumed in acquisition	644,324
Accrued in Passo acquisition	552,508
Amounts paid	(500,546)

Balance December 31, 2003	$696,286

The Company did not record any additional restructuring expense in 2003, as the liability was accrued by Passo at the time of the acquisition.

(7) Notes Payable and Line of Credit

On June 28, 1999, the Company entered into a line of credit agreement with its largest shareholder and issued a convertible note under the line of credit along with warrants to purchase 1,250,000 common shares. The estimated fair value of the warrants issued was $1,200,000 on the date of issuance and was recorded as a discount on the related convertible note.

This line of credit permits aggregate principal draws in the form of convertible notes of up to $50,000,000 with interest on unpaid borrowings accruing at 9% per year. The holder of the convertible note has also secured a $3,000,000 letter of credit issued to the Company’s landlord. If the holder of the convertible note is required to fund draws under the letter of credit, the amount of the funding will be deemed a loan by the holder under the

ATX TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

line of credit. The convertible notes mature in June 2004. The initial borrowings under this note were used to acquire the assets of Protection One Mobile Services Group (a division of Protection One Alarm Monitoring, Inc.). Principal and accrued but unpaid interest on the note is convertible, and the warrants (accounted for as original issue discount) were originally exercisable, at $5.00 per share of common stock, subject to adjustment for dilution resulting from future equity issuances below $4.00 per share.

On July 13, 2001, the Company amended the line of credit agreement. As a result of the amendment, the existing accrued interest became convertible into Series C preferred shares at a conversion rate of $1.65 per share of Series C and the payment terms related to interest were changed such that payment of the accrued interest from July 1, 2001 through December 31, 2002 would be deferred until June 28, 2004. Interest accruing after December 31, 2002 is payable quarterly. Under the terms of the original line of credit agreement payment of interest accruing before July 1, 2001 was deferred until June 30, 2004, and interest accruing after July 1, 2001 was due to be paid in cash quarterly. The effect of this amendment to the line of credit agreement was not considered to be substantially different than the original agreement under the guidance of EITF 96-19, Debtor’s Accounting for a Modification or Exchange of Debt Instruments and there was no change to the effective interest yield over the remaining term of the line of credit agreement.

In July 2001, the Company issued Series C and D preferred shares at a price of $1.65 per share. As a result of antidilution provisions discussed above, the conversion price of the principal outstanding on the convertible notes under the line of credit was reduced to $4.67 per share and the exercise price of the warrants was reduced to $4.48 per share from $4.77. As a result of the amendment discussed above, the conversion price of the accrued interest of $6.0 million was $1.65 per share.

The Company received $5 million in advances on the line of credit in 2001. The conversion price on these advances and any accrued interest related to these advances was $4.93 upon issuance. As a result of the application of the anti-dilution provisions discussed above, the conversion rate on this principal and related accrued interest was also reduced to $4.67 upon issuance of the Series C and D preferred shares. This reduction in the conversion price from the original conversion price of $4.93 as specified in the line of credit agreement represented a beneficial conversion feature in accordance with Emerging Issues Task Force (EITF) No 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, and EITF No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments. The beneficial conversion feature was deemed to have a value of approximately $220,000, which will be recognized as interest expense in the statement of operations over the remaining term of the note using the effective interest method. The Company recognized interest expense of $36,000, $73,000 and $74,000 for the years ended December 31, 2003, respectively, related to the amortization of the beneficial conversion feature.

The balance due on the line of credit, including principal and deferred interest, as of December 31, 2003 was $29,080,246, net of an unamortized discount of $122,000 and the remaining unamortized portion of a beneficial conversion feature of $37,000.

On December 20, 2003 the Company’s largest shareholder agreed to amend the terms of the line of credit with new payment terms if this offering does not close by September 30, 2004. If the offering does not close by September 30, 2004, principal and interest under the line will be due quarterly over a three year term with a balloon payment of $10 million due at the beginning of the term in October, 2004.

In conjunction with the acquisition of Protection One Mobile Services Group, the Company entered into a $2,880,132 convertible debt agreement with Protection One Alarm Monitoring, Inc. (see note 10). Quarterly principal payments including interest at a rate of 9% per annum of $216,346 are due through August 2003. The note was secured by certain service contracts assumed by the Company in the acquisition. All or any portion of the principal amount was convertible at the option of the holder at the conversion price of $5.00 per share,

ATX TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

subject to adjustment for future equity issuances below $4.00 per share. As a result of the antidilution provision, as of December 31, 2002, the conversion price of the note was $4.28 per share. The balance was paid in full during the year ended December 31, 2003.

(8) Redeemable Preferred Stock

In connection with the acquisition of Protection One Mobile Services Group in August 1999, the Company issued 800,000 shares of Series A redeemable, convertible preferred stock. Holders of the Series A preferred stock are entitled to dividends in the event the Company pays dividends on the outstanding shares of common stock. At the option of the holder, the Series A preferred stock is convertible at any time into shares of common stock at a ratio of one-for-one, subject to adjustment for subsequent equity issuances by the Company below $4.00 per share. The Series A preferred stock is redeemable at the option of the holder at any time on or after August 25, 2004 at $5.50 per share plus any declared and unpaid dividends, if any, and has a liquidation value of $5.00 per share plus any declared but unpaid dividends. As a result of antidilution provisions, as of December 31, 2003, the Series A preferred stock was convertible at $4.34 per share, or into 921,637 common shares. Holders of the Series A preferred stock are not entitled to vote, except as required by law.

On June 23, 2000, a strategic corporate investor purchased 10,840,108 shares of Series B convertible preferred stock for $3.69 per share. These securities are convertible into common stock at a ratio of one-for-one (subject to an anti-dilution adjustment), have preference rights in liquidation, carry voting rights, and are redeemable at the holder’s option seven years after issuance at $3.69 per share plus any declared and unpaid dividends, if any, and have a liquidation value of $3.69 plus declared but unpaid dividends. As a result of anti-dilution provisions, as of December 31, 2003, the conversion price of these Series B shares was $3.46 and the number of shares of common stock into which these Series B shares may be converted was 11,557,510.

On November 8, 2000, another strategic corporate investor made an investment of $2,085,238 in the Company in exchange for 565,105 shares of Series B convertible preferred stock at $3.69 per share. As a result of antidilution provisions, as of December 31, 2003, the conversion price of these Series B shares was reduced to $3.46, and the number of shares of common stock into which these Series B shares may be converted was 602,503.

On July 13, 2001, the Company’s largest shareholder purchased $10,000,000 of Series C convertible preferred stock through payment of $5,000,000 in cash and the conversion of $5,000,000 principal borrowings on its convertible note.

The Series C convertible preferred stock ranks senior in right of liquidation and redemption to all other classes of stock, except the Series D convertible preferred stock. The liquidation preference and redemption price is $1.65 per share plus simple interest of 10% per year that accrues only through December 31, 2002. The Series C convertible preferred stock is convertible one-for-one (subject to anti-dilution adjustment) at any time at the holder’s option into Common Stock and is redeemable at the holder’s option on or after June 23, 2007.

On July 13, 2001, a strategic corporate investor made an investment of $10,000,000 in the Company by closing a transaction to purchase 6,060,606 shares of Series D convertible preferred stock for $1.65 per share.

The Series D convertible preferred stock ranks senior in right of liquidation and redemption to all other classes of stock. The liquidation preference and redemption price is $1.65 per share plus simple interest of 10% per year that accrues only through December 31, 2002. The Series D convertible preferred stock is convertible one-for-one (subject to anti-dilution adjustment) at any time at the holder’s option into Common Stock. The Series D convertible preferred stock is redeemable beginning on the earlier of the date the Company provides

ATX TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

notice it has legally available funds for redemption, and December 31, 2002, and ending on the date 90 days after the Company provides such notice, and is also redeemable at the holder’s option on or after June 23, 2007. As of December 31, 2003, the Company did not give notice of redemption as it had no legally available funds to cause such redemption.

The Company incurred $354,669 in issuance costs for both the Series C and D convertible preferred stock. The Company is accreting this discount over the period from the date of issuance through the date on which the shares are redeemable by the holder. The Company recorded accretion of $29,500, $59,000 and $59,000 for each of the Series C and D convertible preferred stock in 2001, 2002 and 2003, respectively.

(9) Income Taxes

The differences between total income tax benefit and the amount computed by applying the statutory U.S. federal income tax rate of 34% for the years ended December 31, 2001, 2002 and 2003 were as follows:

	2001	2002	2003
Computed expected income tax expense (benefit)	$(8,124,580)	$(2,310,117)	$523,999
Net effect of state income taxes	(897,607)	(257,934)	113,845
Change in valuation allowance	9,016,520	3,123,740	592,422
Permanent differences	—	(555,689)	15,118
Net effect of foreign taxes	—	—	(1,245,384)
Other, net	5,667	—	—

Total provision	$—	$—	$—

The net effect of foreign taxes include foreign tax rate differentials and additional tax benefits recorded in accordance with Accounting Principles Board Opinion 23 on the net foreign operating loss for the year ended December 31, 2003.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2002 and 2003 were as follows:

	2002	2003
Deferred tax assets:
Accounts receivable	$4,184,755	$1,561,937
Depreciation and amortization	3,081,522	2,410,030
Accrued liabilities	4,991,253	5,414,663
Net operating loss carryforwards	25,698,051	37,003,806
Other	47,076	47,076

Total gross deferred tax assets	38,002,657	46,437,512
Less valuation allowance	(37,239,665)	(46,205,302)

Net deferred tax assets	762,992	232,210
Deferred tax liability:
Accounts receivable	—	(17,580)
Prepaid expenses	(762,992)	(82,782)
Depreciation and amortization	—	(130,593)
Accrued liabilities	—	(1,255)

Net deferred tax liability	(762,992)	(232,210)

Net deferred taxes	$—	$—

ATX TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The $8,965,637 change in the December 31, 2003 valuation allowance is comprised of $592,422 of current year deferred tax assets and $8,373,215 in deferred tax assets acquired in the Passo acquisition. As of December 31, 2002 and 2003, the federal net operating loss carryforwards approximated $67,300,000 and $70,800,000, respectively, before any limitation required under Section 382 of the Internal Revenue Service Code (the Code). The federal net operating losses begin to expire in 2018. In addition, the Company had $26,600,000 in corporate and $18,600,000 in trade tax net operating loss carryforwards available to its ATX Europe subsidiary as of December 31, 2003. The German net operating losses do not expire by lapse of time.

The valuation allowance for deferred tax assets as of January 1, 2002 and 2003 was $37,239,655 and $46,205,302, respectively. The net change in the total valuation allowance for the years ended December 31, 2002 and 2003 was an increase of $3,123,740 and $8,965,637, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of the deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The Company has fully reserved for the net deferred tax assets as of December 31, 2003 as management did not believe it was more likely than not that a sufficient level of taxable income would be generated by the Company within the appropriate period to realize all the net deferred tax assets.

(10) Segment Information

ATX operates in one distinct industry segment, telematics. However, subsequent to the acquisition of Passo on July 31, 2003, the Company has two separate geographic operations, North America and Europe, and manages these operations and financial results geographically. The information in the following table is derived from the Company’s internal financial reporting systems used for corporate management purposes.

	Year ended December 31, 2003
	North America	Europe	Consolidated
Revenues from external customers	$42,834,043	$6,569,282	$49,403,325
Net income (loss)	2,956,901	(1,297,605)	1,659,296
Property and equipment, net	8,767,507	6,573,548	15,341,055
Goodwill	14,774,507	2,188,335	16,962,842
Total assets	59,651,524	16,588,528	76,240,052
Interest expense	3,050,898	162,514	3,213,412
Depreciation and amortization	6,384,419	742,355	7,126,774

There were no inter-company transactions which result in profit or loss for the segments.

Substantially all of the revenues reported by the Europe segment were attributable to Germany for the year ended December 31, 2003. For the years ended December 31, 2001, 2002 and 2003, respectively, revenues from two primary customers totaled, $12,923,079, $30,786,956 and $48,345,744, respectively.

ATX TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(11) Pension and Deferred Compensation Benefits

Essener Verband Pension Plan

The Company’s subsidiary, Passo, is a member of an alliance of employers having pension obligations called “Essener Verband”. Essener Verband determines the terms of the pension plan an employee is eligible for based upon certain benefit levels attributed to the respective employees when the employee is admitted to the pension plan. The pension benefit is paid upon:

•	Retirement and early retirement, if the employee is eligible for pension benefits from the social securities authorities.

•	Disability of the employee, if the employee is permanently not capable of performing tasks based upon his professional position and education.

•	Death of the employee, 60% of benefits are paid to the surviving spouse and children.

The pension plan of Essener Verband is a defined benefit plan. The benefit an employee is eligible for equals 4% of the established total benefit amount for the respective level, per year of participation in the plan, and is capped at 100% of the established total benefit. If the employee becomes eligible for benefit payments within the first seven years after admittance into the plan, they will be eligible for pension benefit amounts of 30% of the established total benefit. In general, the amount of the pension benefit is reduced by 50% of the retirement benefits received by the employee from the social security authorities.

The Essener Verband plan is an unfunded plan. The following table sets forth the plan’s benefit obligations, and accrued benefit cost recognized in the balance sheet at December 31, 2003.

Change in benefit obligations
Pension liability at acquisition	$346,586
Service Costs	13,797
Interest Costs	16,854
Participant additions	(5,997)
Actuarial gains (losses)	—

December 31, 2003 pension liability—unfunded	$371,240

Unfunded status	$371,240
Unrecognized net actuarial losses	—
Additional liability	—

Net balance sheet liability	$371,240

Weighted average assumptions
Discount rate	5.25%
Compensation rate increase	2.00%
Social security increase rate	2.00%
Pension-in-payment increase rate	1.50%

Components of the net periodic benefit costs are as follows:
Service cost	$13,797
Interest cost	16,854
Amortization	2,923

Net periodic benefit cost	33,574
Plan participant additions	—

Total pension cost	$33,574

The net periodic benefit expense for the year ended December 31, 2003 was $33,574.

ATX TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred Compensation

The Company’s subsidiary, Passo, has offered a deferred compensation plan to its employees. Annually, each employee may contribute a portion of their bonus to the deferred compensation plan. Participants are then eligible to make withdrawals upon reaching age 65, disability or death.

The obligation under this plan is determined by the amount of the participant contribution and the stated discount rate.

The deferred compensation plan is an unfunded plan. The following table sets forth the plan’s deferred obligation assumed in the acquisition of Passo and the changes recognized in the balance sheet as of December 31, 2003.

Change in benefit obligations
Obligations at acquisition	$645,247
Withdrawals	(77,290)
Interest costs	(703)

December 31, 2003 obligations—unfunded	$567,254

December 31, 2003 net balance sheet liability	$567,254

Weighted average assumptions
Discount rate	5.25%

(12) Leases

The Company is obligated under capital leases covering certain computer hardware and software. At December 31, 2003, the gross amount of computers, equipment, and software under lease was $1,703,795 and related accumulated depreciation was approximately $697,000.

The Company also leases facilities and certain office equipment under noncancelable operating lease agreements expiring at various dates through December 2009. Certain leases require the payments of utilities, real estate taxes, insurance, and repairs.

Future minimum payments, by year and in the aggregate, under noncancelable capital and operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 2003:

	Capital leases	Operating leases
Year ending December 31:
2004	$547,937	$1,387,114
2005	396,012	1,525,695
2006	71,317	1,504,837
2007	—	1,497,080
2008	—	1,496,677
Thereafter	—	3,677,372

Total minimum lease payments	$1,015,266	$11,088,775

Less imputed interest	61,326

Present value of minimum capitalized lease payments	$953,940

ATX TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Total minimum annual payments under operating leases have not been reduced for future minimum sublease rentals aggregating approximately $192,231 through October 2004.

Total rent expense, net of sublease rental income of $97,200 in 2001, $459,187 in 2002 and $27,061 in 2003, under all operating leases for the years ended December 31, 2001, 2002 and 2003 was $1,033,190, $1,037,322 and $1,173,915, respectively.

(13) Cash or Deferred 401(k) Profit Sharing Plan

The Company has established a cash or deferred profit sharing plan pursuant to Section 401(k) of the Internal Revenue Service Code, covering most full-time employees. Participants may contribute a percentage of compensation, but not in excess of the maximum allowed under the Code. The plan permits a matching employer contribution at the Company’s discretion, irrespective of levels of profit. The matching contributions by the Company amounted to $68,866, $76,498 and $235,060 during 2001, 2002 and 2003, respectively. The Company’s and the employees’ contributions are funded bi-monthly by payment to the independent 401(k) Plan investment managers. All amounts are segregated by Plan participant and vest immediately as to employee deferrals, and vest after 1,000 hours of service as to Company matching contributions.

(14) Stock-Based Compensation

The Company has four stock option plans: a 1995, 1996, 1997, and 1998 Stock Option Plan, respectively. Each Plan allows for grants of both incentive stock options and nonqualified stock options. These Plans provide rights to purchase shares of the Company’s common stock at prices equal to or below the estimated fair market value of the common stock on the date of grant, with specific exercise provisions, as determined by the board of directors. Optionees may include employees, directors, and advisors/consultants of the Company.

The 1995, 1996, and 1997 Plans collectively authorize the issuance of 2,950,000 shares of the Company’s common stock. The 1998 Plan authorized the issuance of 6,630,000 shares as of December 31, 2003. Accordingly, as of December 31, 2003, a total of 9,580,000 shares were authorized for issuance under all of the Company’s stock option Plans.

Options under these plans generally become exercisable in four equal installments beginning on the first anniversary date of the original grant. Options expire no later than ten years from the date of grant.

ATX TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summaries of the status of all stock options as of the dates indicated are as follows:

	Options outstanding
	Available for grant	Number of shares	Weighted average price
Balance at December 31, 2000	796,695	8,018,055	$3.07

Options granted	(655,008)	594,500	4.00
Options forfeited	5,339,605	(5,356,355)	(3.92)
Options exercised	—	—	—

Balance at December 31, 2001	5,481,292	3,256,200	1.84

Options granted	(5,454,180)	5,454,180	1.35
Options forfeited	165,954	(165,954)	(2.84)
Options exercised	—	—	—

Balance at December 31, 2002	193,066	8,544,426	1.51

Options reserved	600,000	—	1.35
Options granted	(87,000)	87,000	1.35
Options forfeited	821,024	(821,024)	1.43
Options exercised	—	(8,660)	1.35

Balance at December 31, 2003	1,527,690	7,801,742	$1.53

	Options outstanding		Options exercisable
Exercise price	Number outstanding	Weighted average remaining contractual life (years)	Number exercisable	Exercise price
$0.20	703,500	1.3	703,500	$0.20
0.38	138,000	1.8	138,000	0.38
0.50	282,000	2.7	282,000	0.50
1.00	24,500	3.1	24,500	1.00
1.35	4,864,717	8.3	3,014,085	1.35
1.50	30,000	3.6	30,000	1.50
1.75	778,750	4.0	778,750	1.75
2.00	140,500	4.5	140,500	2.00
3.69	262,500	5.9	262,500	3.69
4.00	556,975	5.7	546,333	4.00
5.00	20,300	6.0	20,111	5.00

$1.53	7,801,742	6.6	5,940,279	$1.58

On September 12, 2001, the Company announced to its employees an offer to exchange options with an exercise price of at least $3.69 for new options of its common stock at a per share price equal to the fair market value of one share of its common stock on the date of issuance upon terms and subject to the conditions in the Offer to Exchange (the Offer) dated September 12, 2001. On October 12, 2001, the Offer expired and the Company accepted for exchange options to purchase 4,857,630 shares of common stock. On April 18, 2002, the options were exchanged with options with an exercise price of $1.35. There was no compensation expense resulting from the offer.

ATX TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company recognized $28,740 in stock based compensation expense in 2003 for stock options for which the exercise price was lower than the fair value on the date of grant. The Company did not recognize stock based compensation expense in 2001 and 2002, as the exercise price of stock options granted was equal to the fair value of the common stock on the date of grant.

(15) Additional Related-Party Transactions

In February 1998, the board of directors of the Company authorized the issuance to the largest shareholder of up to 3,428,571 shares of the Company’s common stock and warrants to purchase up to 857,143 additional shares of common stock at an exercise price of $1.75 per share in consideration for the payment of $6,000,000. The warrants are exercisable over a ten-year period. No warrants have been exercised as of December 31, 2003. As a result of antidilution provisions, as of December 31, 2003, the conversion price of these warrants was $1.74.

(16) Contingencies and Litigation

The Company is involved in claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

(17) Subsequent Events

The Company plans to file a registration statement on Form S-1 relating to the proposed initial public offering of shares of common stock of its newly organized holding company, ATX Group, Inc. (“ATX Group”). In connection with the proposed offering, the Company will undertake a reorganization pursuant to which it will become a wholly-owned subsidiary of ATX Group in a reverse stock split, the ratio of which has yet to be determined, the shares of the Company’s common stock will be exchanged for shares of ATX Group’s common stock, all of the Company’s outstanding shares of preferred stock will be exchanged for shares of ATX Group’s common stock, and all of the outstanding Company’s stock options and common stock purchase warrants will be assumed by ATX Group.

INDEPENDENT AUDITORS’ REPORT

The Management of Vodafone Passo GmbH:

We have audited the accompanying balance sheets of Vodafone Passo GmbH (the Company) as of March 31, 2002 and 2003, and the related statements of operations, shareholder’s equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vodafone Passo GmbH as of March 31, 2002 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Düsseldorf, Germany

February 24, 2004

KPMG Deutsche Treuhand – Gesellschaft

Aktiengesellschaft

Wirtschaftsprüfungsgesellschaft

Haas	Niessen
Wirtschaftsprüfer	Wirtschaftsprüferin

VODAFONE PASSO GmbH

BALANCE SHEETS

	March 31, 2002	March 31, 2003	June 30, 2003
			Unaudited
Assets
Current assets:
Cash and cash equivalents	€3,789	€540	€143
Trade receivables, less allowance for doubtful accounts of €12,607 and €11,130 at March 31, 2002 and 2003, respectively, and €11,130 at June 30, 2003	5,772,330	809,090	1,187,902
Accounts receivable from affiliated companies	20,630,458	19,044,296	14,744,323
Prepaid expenses and other current assets	1,641,519	1,137,001	1,313,809

Total current assets	28,048,096	20,990,927	17,246,177
Property, equipment and intangible assets, net	5,116,844	2,498,257	2,077,989
Deferred tax asset	150,000	85,000	14,000

Total assets	€33,314,940	€23,574,184	€19,338,166

Liabilities and Shareholder’s Equity
Current liabilities:
Accounts payable	€12,238,217	€512,247	€392,570
Accounts payable to affiliated companies	847,458	203,422	214,869
Customer prepayments	5,440,789	4,715,471	2,629,305
Accrued and other liabilities	5,596,462	6,368,726	5,115,900
Deferred revenue	2,141,770	2,337,723	2,369,182

Total current liabilities	26,264,696	14,137,589	10,721,826
Pension provisions	790,476	1,146,471	1,150,848

Total liabilities	27,055,172	15,284,060	11,872,674

Shareholder’s equity
Subscribed capital	25,000	25,000	25,000
Paid-in capital	26,000,000	33,000,000	33,000,000
Other comprehensive income	—	(70,109)	(70,109)
Accumulated deficit	(19,765,232)	(24,664,767)	(25,489,399)

Total shareholder’s equity	6,259,768	8,290,124	7,465,492

Total liabilities and shareholder’s equity	€33,314,940	€23,574,184	€19,338,166

See accompanying notes to financial statements.

VODAFONE PASSO GmbH

STATEMENTS OF OPERATIONS

	Year ended March 31, 2002	Year ended March 31, 2003	Three months ended June 30, 2002	Three months ended June 30, 2003
			Unaudited
Net revenues to unaffiliated companies	€8,015,027	€15,211,268	€2,007,532	€2,673,062
Net revenues to affiliated companies	28,706,400	16,069,100	6,796,300	640,200

Total net revenues	36,721,427	31,280,368	8,803,832	3,313,262
Costs and expenses:
Direct costs of services	36,542,745	23,016,555	8,971,414	2,112,299
Sales and Marketing	5,981,330	3,417,774	1,464,203	380,811
Product development	3,313,519	3,233,782	565,212	572,491
General and administrative	2,785,667	3,945,012	658,390	827,332
Depreciation and amortization	3,965,841	2,865,218	649,281	418,473

Total costs and expenses	52,589,102	36,478,341	12,308,500	4,311,406

Operating loss	(15,867,675)	(5,197,973)	(3,504,668)	(998,144)

Other (income) expense, net:
Interest (income) expense	(262,247)	(268,959)	(80,284)	(62,445)
Other, net	347,701	(29,479)	(26,157)	(111,067)

Total other (income) expense, net	85,454	(298,438)	(106,441)	(173,512)

Provision for income taxes	—	—	—	—

Net loss	€(15,953,129)	€(4,899,535)	€(3,398,227)	€(824,632)

See accompanying notes to financial statements.

VODAFONE PASSO GmbH

STATEMENTS OF SHAREHOLDER’S EQUITY (DEFICIT)

	Common stock		Paid in Capital	Accumulated deficit	Other comprehensive loss	Total
	Subscriber Rights	Par value
Balance at March 31, 2001	1	€25,000	€15,000,000	€(3,812,103)	€—	€11,212,897
Contributed capital			11,000,000			11,000,000
Net loss	—	—	—	(15,953,129)	—	(15,953,129)

Balance March 31, 2002	1	25,000	26,000,000	(19,765,232)	—	6,259,768
Contributed capital			7,000,000			7,000,000
Minimum pension liability					(70,109)	(70,109)
Net loss	—	—	—	(4,899,535)		(4,899,535)

Balance at March 31, 2003	1	25,000	33,000,000	(24,664,767)	(70,109)	8,290,124
Net loss	—	—	—	(824,632)	—	(824,632)

Balance at June 30, 2003 (unaudited)	1	€25,000	€33,000,000	€(25,489,399)	€(70,109)	€7,465,492

See accompanying notes to financial statements.

VODAFONE PASSO GmbH

STATEMENTS OF CASH FLOWS

			Unaudited
	Year ended March 31, 2002	Year ended March 31, 2003	Three months ended June 30, 2002	Three months ended June 30, 2003
Cash flows from operating activities:
Net loss	€(15,953,129)	€(4,899,535)	€(3,398,227)	€(824,632)
Adjustments to reconcile net cash used in operating activities:
Depreciation and amortization	3,965,841	2,865,218	649,281	418,473
(Gain) loss on sale of assets, net	13,456	321,289	75,747	(6,673)
Changes in operating assets and liabilities:
(Increase) decrease in receivables	(4,716,151)	4,963,240	2,184,815	(378,812)
(Increase) decrease in accounts receivable from affiliated companies	(3,360,683)	1,586,162	8,387,801	4,299,973
(Increase) decrease in prepaid expenses and other current assets	708,249	504,518	(899,468)	(176,808)
Increase (decrease) in accounts payable and accrued liabilities	7,860,449	(10,888,706)	(4,695,593)	(1,301,503)
Increase (decrease) in accounts payable to affiliated companies	(981,129)	(644,036)	(325,229)	11,447
Increase (decrease) in deferred revenue and customer prepayments	2,986,061	(529,365)	(1,986,042)	(2,054,707)
Increase in pension provisions	347,836	285,887	68,428	4,377

Net cash provided by (used in) operating activities	(9,129,200)	(6,435,328)	61,513	(8,865)

Cash flows from investing activities:
Investments in property and equipment, net	(1,951,035)	(638,534)	(88,542)	(5,000)
Proceeds from sale of assets	81,385	70,613	24,285	13,468

Net cash provided by (used in) investing activities	(1,869,650)	(567,921)	(64,257)	8,468

Cash flows from financing activities:
Capital contribution	11,000,000	7,000,000	—	—

Net cash provided by financing activities	11,000,000	7,000,000	—	—

Net increase (decrease) in cash and cash equivalents	1,150	(3,249)	(2,744)	(397)
Cash and cash equivalents at beginning of the period	2,639	3,789	3,789	540

Cash and cash equivalents at end of the period	€3,789	€540	€1,045	€143

See accompanying notes to financial statements.

VODAFONE PASSO GMBH

NOTES TO FINANCIAL STATEMENTS

(amounts in Euro, unless otherwise stated)

(1) Summary of Significant Accounting Policies

(a) Business Operations

Vodafone Passo GmbH (the Company) is a limited liability company established and organized under the laws of the Federal Republic of Germany (Gesellschaft mit beschränkter Haftung; GmbH) and registered in the Commercial Register (Handelsregister) at the local court (Amtsgericht) in Düsseldorf. The Company has its principal office in Düsseldorf, Germany. During 2002 and 2003, the Company was a wholly owned subsidiary of Vodafone Holding GmbH, (the Parent) a limited liability company established and organized under the laws of the Federal Republic of Germany (Gesellschaft mit beschränkter Haftung; GmbH) and registered in the Commercial Register (Handelsregister) at the local court (Amtsgericht) in Düsseldorf. See discussion of the acquisition of Vodafone Passo GmbH in the subsequent events note 12. Telematics is the delivery of real-time, location-enhanced information and assistance to mobile individuals. The Company’s present operations integrate these technologies and deliver telematics offerings as an outsource service provider to one German automotive manufacturer.

In addition to telematics services, the Company offers various mobile traffic information services. The Company also offered services in connection with fleet management tracking and routing capabilities and the transmission of short messaging services (SMS-Message routing) between various network carriers operating with different network technologies. The fleet management services product line was closed down in August 2003 and short messaging services were ceased in October 2002.

(b) Revenue Recognition

Revenues are recognized as services are provided. Research and development service revenues are recognized upon client acceptance. Payments and billings in advance of service are included in deferred revenue and recognized ratably over the period of the full service contract.

(c) Capitalized Computer Software Costs

Under the provisions of SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, the Company capitalizes certain engineering and development costs associated with internal use software development and implementation costs not reimbursed by the OEM. Engineering and development costs are expensed until the application development stage when the Company has determined that the software is technologically feasible, results in probable future economic benefits and management has committed to funding the project. Thereafter, all direct implementation costs and purchased software costs are capitalized until the software is ready for use, on a project-by-project basis, and amortized using the straight-line method over the remaining estimated useful lives, not exceeding four years.

(d) Research and Development

Research and development costs are expensed as incurred. Research and development costs amounted to €3,313,519 and €3,233,782 in 2002 and 2003, respectively. Revenue received related to research and development services amounted to €1,911,253 in 2002 and €4,781,567 in 2003, respectively.

(e) Advertising Costs

The Company accounts for advertising costs as expense in the period incurred. Advertising expenses for the years ended March 31, 2002 and 2003 were €552,729 and €354,693, respectively.

VODAFONE PASSO GMBH

NOTES TO FINANCIAL STATEMENTS—(Continued)

(amounts in Euro, unless otherwise stated)

(f) Stock-Based Compensation

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including the Financial Accounting Standard’s Board (“FASB”) Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation an Interpretation of APB Opinion No. 25, issued in March 2000 and the Financial Accounting Standard’s Board Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans an Interpretation of APB Opinion No. 15 and 25, to account for its variable plan stock options. Under this method, compensation expense is recorded each period from the date of grant to the measurement date based on the quoted market price of Vodafone stock at the end of each period. SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock Based Compensation—Transition and Disclosure, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123.

Had compensation cost for the Company’s stock based compensation plans been determined based on the fair value as of the grant dates for awards under those plans consistent with the method of SFAS No. 123, as amended by SFAS No. 148, the Company’s net loss would have been increased to the pro forma amounts indicated below for the years ended March 31, 2003 and 2002, and the three months ended June 30, 2003 and 2002, respectively:

	Year ended March 31, 2002	Year ended March 31, 2003	Three months ended June 30, 2002	Three months ended June 30, 2003
			Unaudited
Net loss as reported	€(15,953,129)	€(4,899,535)	€(3,398,227)	€(824,632)
Add: stock-based compensation recorded under APB 25	—	222,041	—	129,475
Deduct: stock-based compensation determined under SFAS 123	(293,928)	(558,661)	(95,604)	(151,086)

Pro forma net loss	€(16,247,057)	€(5,236,155)	€(3,493,831)	€(846,243)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for 2003: weighted average fair value of £0.56, dividend yield of .57%, expected volatility of 36.17%, risk free interest rate of 5.48%, and expected life based on historical exercise periods of 3.5 years. For 2002: weighted average fair value of £0.28, dividend yield of .62%, expected volatility of 34.77%, risk free interest rate of 5.01%, and expected life based on historical exercise periods of 3.5 years.

(g) Cash and Cash Equivalents

The Company considers cash in banks and cash invested in short-term money market funds with original maturities of less than ninety days as cash and cash equivalents.

(h) Concentration of Credit Risk

The Company’s excess cash is held by its Parent. The Company has not experienced any losses to date in its Parent held cash. The Company performs ongoing credit evaluations of its customers, but does not require collateral or other security agreements to support collections of customer receivables. The Company maintains reserves for credit losses, and such losses to date have been within management’s estimates.

VODAFONE PASSO GMBH

NOTES TO FINANCIAL STATEMENTS—(Continued)

(amounts in Euro, unless otherwise stated)

Revenue from one unaffiliated customer in 2002 and 2003 totaled approximately 17.0% and 43.1% of the Company’s total revenue, respectively. Revenue from this customer for the three months ended June 30, 2002 and 2003 totaled approximately 12.6% and 75.6% of the Company’s total revenue, respectively. At March 31, 2002 and 2003, the Company had approximately 91.2% and 41.0%, respectively, of total trade accounts receivable related to this customer. At June 30, 2003, the Company had approximately 60.9% of total trade accounts receivable related to this customer.

The Company’s contract with their primary unaffiliated customer expired in December 2003. As of February 24, 2004, the Company was in negotiations with this customer to extend its written contract. Loss of this customer contract would result in a material adverse impact on the Company’s revenues, results of operations and financial position.

The Company provided SMS gateway services to its Parent. In October 2002, the SMS gateway service was no longer provided by the Company. Revenues related to this product in 2002 and 2003, totaled approximately 69.8% and 43.4% of total revenue, respectively. For the three months ending June 30, 2002 and 2003, the revenue related to this product totaled approximately 72.0% and 0% of total revenue, respectively.

(i) Property, Equipment, and Intangible Assets

Property, equipment and intangible assets are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The service lives of the property, equipment and intangible assets classifications are as follows:

Classification	Asset lives
Computers and equipment	3 years
Capitalized software	4 years
Leasehold improvements	Shorter of lease period or economic life
Other equipment and furniture	3 to 10 years

(j) Impairment of Long-Lived Assets

The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(k) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

VODAFONE PASSO GMBH

NOTES TO FINANCIAL STATEMENTS—(Continued)

(amounts in Euro, unless otherwise stated)

For purposes of these financial statements, the deferred tax provision has been calculated on an as-if basis except for the trade tax loss carryforwards incurred prior to fiscal year 2002. The Company was integrated in a fiscal unity (Organschaft) prior to fiscal year 2002 and these trade tax losses were utilized by other members of the group. As such, they are not available for future use by the Company and are not included in deferred tax assets.

(l) Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, and other sources are recorded when it is probable a liability has been incurred and the amount of the loss can be reasonably estimated.

(m) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(n) Presentation of Unaudited Financial Statements

The unaudited financial statements as of June 30, 2003 and for the three months ended June 30, 2002 and 2003 have been prepared in accordance with management’s best efforts and, therefore, do not include all information and footnotes otherwise necessary for a fair presentation of financial position, results of operations and cash flows, in conformity with generally accepted accounting principals in the United States. However, the information furnished, in the opinion of management, reflects all adjustments necessary to present fairly the financial position, results of operations and cash flows on a consistent basis. Such adjustments consisted only of normal recurring items. The results of operations are not necessarily indicative of results which may be expected for any other interim period or for the year as a whole.

(o) Recent Accounting Pronouncements

In June 2001, FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company also records a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company adopted SFAS No. 143 on April 1, 2003. The adoption of SFAS No. 143 did not have a material effect on the Company’s financial statements.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (“EITF”) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 did not have a material effect on the Company’s financial statements.

VODAFONE PASSO GMBH

NOTES TO FINANCIAL STATEMENTS—(Continued)

(amounts in Euro, unless otherwise stated)

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation were applicable to guarantees issued or modified after December 31, 2002 and the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company is not party to any guarantees within the scope of FIN 45.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

During 2002, the FASB Emerging Issues Task Force reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”). EITF 00-21 provides an accounting model for an approach to determine whether a vendor should divide an arrangement with multiple deliverables into separate units of accounting. EITF 00-21 requires an analysis of whether a delivered item has stand-alone value to the customer, whether there is subjective and reliable evidence of fair value for the undelivered items, and whether delivery of the undelivered items is probable and substantially in control of the vendor if the arrangement includes a general right of return relative to the delivered item. Companies are required to adopt EITF 00-21 for fiscal periods beginning after June 15, 2003. Companies may apply EITF 00-21 prospectively to new arrangements initiated after the date of adoption or as a cumulative-effect adjustment. The Company believes that the adoption of EITF 00-21 will not have a significant impact on our financial position or results of operations.

In February 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities.” This interpretation requires consolidation of existing non-controlled affiliates if the affiliate is unable to finance its operations without investor support, or where the other investors do not have exposure to the significant risks and rewards of ownership. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after December 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN 46 may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. The Company believes that the adoption of FIN 46 will not have a significant impact on our financial position or results of operations.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS 150”). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS 150 amends certain other existing pronouncements. SFAS 150 is effective for mandatory redeemable financial instruments of nonpublic entities for the first fiscal

VODAFONE PASSO GMBH

NOTES TO FINANCIAL STATEMENTS—(Continued)

(amounts in Euro, unless otherwise stated)

period beginning after December 15, 2004. For mandatory redeemable financial instruments of public entities, the requirements of SFAS 150 must be applied in the first fiscal period beginning after June 15, 2003. The Company believes that the adoption of SFAS 150 will not have a significant impact on our financial position or results of operations.

(2) Property, Equipment and Intangible Assets

Property, equipment and intangible assets at March 31, 2002 and 2003, and June 30, 2003 consist of the following:

	Year ended March 31, 2002	Year ended March 31, 2003	June 30, 2003
		Unaudited
Computers and equipment	€16,446,897	€13,313,381	€13,194,941
Capitalized software	4,947,038	4,164,583	4,164,583
Leasehold improvements	287,810	287,810	287,810
Other equipment and furniture	2,044,183	1,815,621	1,791,434

Property, equipment and intangible assets, gross	23,725,928	19,581,395	19,438,768
Accumulated depreciation and amortization	(18,609,084)	(17,083,138)	(17,360,779)

Property, equipment and intangible assets, net	€5,116,844	€2,498,257	€2,077,989

The net amount of the capitalized software was €1,029,027 at March 31, 2003. This amount will be primarily amortized over the next two years.

(3) Accrued and Other Liabilities

Accrued and other liabilities at March 31, 2002 and 2003, and June 30, 2003 consist of the following:

	Year ended March 31, 2002	Year ended March 31, 2003	June 30, 2003
			Unaudited
Payroll and related benefits	€650,747	€740,781	€724,695
Restructuring payroll and related benefits	163,000	775,000	460,000
Product service obligation	837,500	338,521	—
Legal accruals	3,370,000	3,370,000	3,370,000
VAT taxes payable	204,215	945,324	431,005
Other	371,000	199,100	130,200

Accrued and other liabilities	€5,596,462	€6,368,726	€5,115,900

Product service obligation relates to services the Company was contractually obligated to provide subsequent to the sale of the Fleet product in 2002. For the cost of these services, the Company was not fully reimbursed. The services were provided from the date of sale through August 2003.

(4) Restructuring

In 2002, the Company sold the Fleet product and implemented a down-sizing plan to eliminate 16 employees. Restructuring costs related to this plan of €163,000 were accrued at March 31, 2002 for

VODAFONE PASSO GMBH

NOTES TO FINANCIAL STATEMENTS—(Continued)

(amounts in Euro, unless otherwise stated)

severance costs and were mainly paid in 2002 and 2003. During 2003, the Company announced it would terminate 20 employees as part of a cost cutting program. Severance of €775,000 related to these terminated employees was accrued at March 31, 2003. Severance amounts are accrued and paid in accordance with the Company’s social plan. Restructuring expense is recorded in general and administrative expenses in the accompanying Statements of Operations. The Company expects to pay all amounts over the next year.

The following table sets forth the status of these restructuring reserves:

	March 31, 2002	March 31, 2003	June 30, 2002	June 30, 2003
			Unaudited	Unaudited
Beginning balance	€—	€163,000	€163,000	€775,000
Amounts paid	—	(138,000)	—	(406,000)
Reserve release	—	—	—	(96,000)
Amounts provided	163,000	750,000	—	187,000

Ending Balance	€163,000	€775,000	€163,000	€460,000

(5) Income Taxes

The deferred tax assets and liabilities have been computed by applying the combined income tax rate of 40%, which reflects the aggregated tax burden for federal income tax at the statutory rate of 26.38% for 2002 and 27.96% for 2003, respectively, and the municipal trade tax at the rate applicable for the township, in which the Company is conducting its business (i.e. Düsseldorf, Germany). For the fiscal year 2003, a German legislator has increased the corporate income tax by 1.58 percentage-points. For the computation of the deferred tax provision, this increase in the tax rate did not have a material impact. All pretax income (loss) and associated tax expense/benefit is attributable to German operations.

The statutory tax rate of 40% approximates the effective tax rate prior to the change in the valuation allowance. The total income tax benefit and the amount computed based on the tax rate described above for the years ended March 31, 2002 and 2003 were as follows:

	Year ended March 31, 2002	Year ended March 31, 2003
Computed expected income tax benefit	€6,381,000	€2,037,000
Lower tax rate applicable to future years	0	(77,000)
Change in valuation allowance	(6,381,000)	(1,960,000)

Total provision	€—	€—

VODAFONE PASSO GMBH

NOTES TO FINANCIAL STATEMENTS—(Continued)

(amounts in Euro, unless otherwise stated)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of March 31, 2002 and 2003 were as follows:

	Year ended March 31, 2002	Year ended March 31, 2003
Deferred tax assets:
Accrued liabilities (long term)	€31,000	€—
Net operating loss carryforwards	7,840,000	9,425,000

Total gross deferred tax assets	7,871,000	9,425,000
Less valuation allowance	7,048,000	(9,041,000)

Net deferred tax asset	823,000	384,000

Deferred tax liabilities:
Accounts receivable	70,000	10,000
Property, equipment and intangible assets	673,000	128,000
Accrued liabilities (long term)	0	172,000
Accrued liabilities (short term)	80,000	74,000

Net deferred tax liability	823,000	384,000

Net deferred taxes	€—	€—

The net change in the valuation allowance for the years ended March 31, 2002 and 2003 was an increase of €(6,381,000) and €(1,993,000), respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Uncertainty exists as to the amount of net operating loss carry forwards given the sale or discontinuance of products, however, it is management’s opinion that the likelihood of sustaining the currently recorded tax operating loss is probable. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the schedule reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment, The Company has fully reserved for the deferred tax assets as of March 31, 2002 and 2003, as management did not believe it was more likely than not that a sufficient level of taxable income would be generated by the Company within the appropriate period to realize all the deferred tax assets.

Under German tax law, net operating loss carryforwards do not expire by lapse of time. As of March 31, 2002 and March 31, 2003 the net operating loss carryforwards amounted to €21,753,000 and €25,715,000, respectively, for corporate income tax and €15,427,000 and €19,389,000, respectively, for trade tax.

(6) Pension and Deferred Compensation Benefits

Essener Verband Pension Plan

The Company is a member of an alliance of employers having pension obligations called “Essener Verband”. Essener Verband determines the terms of the pension plan an employee is eligible for based upon certain benefit levels attributed to the respective employees when the employee is admitted to the pension plan. The pension benefit is paid upon:

•	Retirement and early retirement, if the employee is eligible for pension benefits from the social securities authorities.

VODAFONE PASSO GMBH

NOTES TO FINANCIAL STATEMENTS—(Continued)

(amounts in Euro, unless otherwise stated)

•	Disability of the employee, if the employee is permanently not capable of performing tasks based upon his professional position and education.

•	Death of the employee, 60% of benefits are paid to the surviving spouse and children.

The pension plan of Essener Verband is a defined benefit plan. The benefit an employee is eligible for equals 4% of the established total benefit amount for the respective level, per year of participation in the plan, and is capped at 100% of the established total benefit. If the employee becomes eligible for benefit payments within the first seven years after admittance into the plan, he/she will be eligible for pension benefit amounts of 30% of the established total benefit. In general, the amount of the pension benefit is reduced by 50% of the retirement benefits received by the employee from the social security authorities.

The Essener Verband plan is an unfunded plan. The following table sets forth the plan’s benefit obligations, and accrued benefit cost recognized in the balance sheet at March 31, 2002 and 2003.

	March 31, 2002	March 31, 2003
Change in benefit obligations
Beginning obligations	€189,832	€571,429
Service Costs	24,535	37,143
Interest Costs	12,339	34,286
Plan participant addition	134,929	—
Actuarial gains (losses)	209,794	(23,535)

Ending obligations—unfunded	€571,429	€619,323

Unfunded status	€571,429	€619,323
Unrecognized net actuarial losses	(175,109)	(138,468)
Additional minimum liability	—	70,109

Net balance sheet liability	€396,320	€550,964

Weighted average assumptions
Discount rate	6.00%	5.25%
Compensation rate increase	2.50%	2.00%

Components of the net periodic benefit costs are as follows:
Service cost	€24,535	€37,143
Interest cost	12,339	34,286
Amortization	(1,963)	13,107

Net periodic benefit cost	€34,911	€84,536
Plan participant additions	134,929	—

Total pension cost	€169,840	€84,536

Mannesmann Leistungsordnung Pension Plan

Former employees of Mannesmann, the prior stockholder of Vodafone Passo, GmbH, were eligible for a pension plan. This plan was terminated and the pension benefit frozen. Consequently, there has been no further service costs added to the plan.

This plan includes three employees and is unfunded with an accrued benefit obligation €73,862 of and €92,741 at March 31, 2002 and 2003, respectively. The discount rate used was 6.0% and 6.5% at March 31, 2002 and 2003, respectively.

VODAFONE PASSO GMBH

NOTES TO FINANCIAL STATEMENTS—(Continued)

(amounts in Euro, unless otherwise stated)

Deferred Compensation

The Company has offered to its employees a deferred compensation plan. Annually each employee may contribute a portion of their bonus to the deferred compensation plan. Participants are then eligible to receive benefits upon reaching age 65, disability or death.

The benefit obligation under this plan is determined by the amount of the participant contribution, the stated discount rate, and the actuarial risk that the employee becomes disabled or dies before reaching the age of 65.

	March 31, 2002	March 31, 2003
Change in benefit obligations
Beginning obligations	€165,356	€328,507
Participant contributions	154,586	165,637
Interest costs	8,565	19,710

Ending obligations—unfunded	€328,507	€513,854

Net balance sheet liability	€328,507	€513,854

Weighted average assumptions
Discount rate	6.00%	5.25%

The net periodic benefit expense was €8,565 and €19,710 for the period ended March 31, 2002 and 2003, respectively.

(7) Leases

The Company leases facilities and certain office equipment under non-cancelable operating lease agreements expiring at various dates through March 2007. Certain leases require the payments of utilities, real estate taxes, insurance, and repairs.

Future minimum payments, by year and in the aggregate, under non-cancelable operating leases with initial or remaining terms of one year or more consisted of the following at March 31, 2003:

Year ending March 31:
2004	€952,494
2005	932,235
2006	932,126
2007	932,126
Thereafter	—

Total minimum lease payments	€3,748,981

Total rent expense under all operating leases for the years ended March 31, 2002 and 2003 was €1,005,574 and €951,190, respectively.

(8) Stock-Based Compensation

The Parent Company had two stock option plans, a 2001 and a 2002 GEM Stock Option Plan. Each Plan allows for the granting of incentive stock options to all Company employees. These Plans provide rights to purchase shares of the Parent Company’s common stock at prices equal to the market price on the date of the grant.

VODAFONE PASSO GMBH

NOTES TO FINANCIAL STATEMENTS—(Continued)

(amounts in Euro, unless otherwise stated)

Options under these plans generally become exercisable three to five years after the original grant date, subject to the performance condition being met. If the performance condition is not met, the options are cancelled. The Company believes it is probable that the performance condition will be met in three years.

The Company has elected to retain the accounting prescribed by APB 25. Due to the performance condition, the plan is considered a variable plan under APB 25. Compensation expense is recorded each period for the difference between the grant price and the market price of the Parent Company’s stock. Compensation expense of €0 and €222,041 was recorded in 2002 and 2003, respectively.

The options were granted in the functional currency of the Parent, the Great Britain Pound Sterling. The Euro to Sterling exchange rate at March 31, 2002 and 2003 was 0.64680 and 0.69284, respectively. Summaries of the status of all stock options as of the dates indicated are as follows:

	Number of shares	Weighted average exercise price
Balance at March 31, 2001	—

Options granted	1,576,139	£1.575
Options forfeited	(293,094)	1.575
Options exercised	—	—

Balance at March 31, 2002	1,283,045	1.575

Options granted	2,975,695	0.900
Options forfeited	(580,365)	1.152
Options exercised	—	—

Balance at March 31, 2003	3,678,375	£1.096

As of March 31, 2003, the range of exercise prices of options outstanding was £.90 to £1.575, the number of options exercisable was 843,913, and the weighted average exercise price of those options was £1.45. The contractual remaining life of options is approximately 1.0 years for the 2001 GEM plan and 2.0 years for the 2002 GEM plan.

(9) Comprehensive Income (Loss)

Comprehensive income (loss) is the total of all components of net loss and other comprehensive loss, including net loss. Other comprehensive income (loss) refers to revenues, expenses, gains and losses that under Generally Accepted Accounting Principles in the United States (“GAAP”) are excluded from net loss. For the Company, the only element of other comprehensive loss is the minimum pension liability. For the year ended March 31, 2002 and 2003, comprehensive loss was € (15,953,129) and € (4,969,644), respectively. For the three months ended June 30, 2002 and 2003, comprehensive loss was € (3,398,227) and € (824,632), respectively.

(10) Accounts with Affiliated Companies and Additional Related-Party Transactions

In 2002 and 2003, the Parent held excess cash of the Company and treated this account similar to a bank account paying interest. Included in interest income and expense for the years ended March 31, 2002 and 2003 was net interest income of €322,418 and €341,400, respectively.

VODAFONE PASSO GMBH

NOTES TO FINANCIAL STATEMENTS—(Continued)

(amounts in Euro, unless otherwise stated)

In 2002 and 2003, the Company performed SMS-Message routing services to an affiliated company. The Company recognized revenues for the years ended March 31, 2002 and 2003 in the amount of €25,642,209 and €13,591,151, respectively. The SMS service was no longer provided after October 2002.

The Company also provided traffic information services to an affiliated company. The Company has been compensated for this service in the years ended March 31, 2002 and 2003 in the amount of €2,673,347 and €1,888,568, respectively.

The Parent has provided the Company legal and tax advisory services and payroll related services for executives. In addition, the ultimate Parent has charged fees to the Company for the admission of the Company employees into the stock option plan. The Company recognized expenses in the years ended March 31, 2002 and 2003 in the amount of €369,552 and €707,942, respectively.

The Company also received IT, SMS processing and systems administration support services from affiliated companies under common control. The Company recognized expenses in the years ended March 31, 2002 and 2003 in the amount of €3,325,302 and €3,327,767, respectively.

The Company has accounts receivable from affiliated companies of €20,630,458 and €19,044,296 at March 31, 2002 and 2003, respectively. The Company has accounts payable to affiliates of €847,458 and €203,422 at March 31, 2002 and 2003, respectively.

(11) Commitments and Contingencies

The Company has accrued for legal liabilities that have been determined by legal council to be probable and the claim amount can be reasonably estimated. Lawsuits, claims, and proceedings have been and may in the future be instituted or asserted by and against the Company, including those pertaining to intellectual property. While the future amounts of the claims asserted against the Company may be substantial, the ultimate liability cannot be determined because of the considerable uncertainties that exist. Therefore, it is possible that results of operations or liquidity could be materially affected by certain adverse contingencies involving pending or future litigation. However, based on facts currently available, management believes that the disposition of matters that are currently pending or asserted will not have a materially adverse effect on the financial condition or results of operations of the Company.

(12) Subsequent Events

On July 31, 2003, ATX International GmbH (the Acquirer) purchased 100% of Vodafone Passo GmbH. As part of this transaction, Vodafone Passo GmbH was merged into ATX International GmbH, a company organized in December 2003 for the sole purpose of acquiring the shares in Vodafone Passo GmbH. Afterwards, the merged entity was renamed ATX Europe GmbH. This entity is 100% owned by ATX Technologies, Inc., an Irving, Texas based company. For tax purposes, the merger was retroactive as of April 1, 2003. As part of the transaction, the Acquirer, among other things, assumed the legal liabilities of Vodafone Passo that existed at the closing date of July 31, 2003.

ATX TECHNOLOGIES, INC.

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

Introduction

The following unaudited pro forma financial statements have been derived from the historical financial statements of ATX Technologies, Inc. and Vodafone Passo GmbH (“Passo”), to give effect to the acquisition of Passo as if that acquisition had occurred on January 1, 2003. The pro forma financial statements should be read in conjunction with the accompanying notes to pro forma financial statements and with the historical financial statements and related notes of ATX Technologies, Inc. and Passo set forth elsewhere herein.

On July 31, 2003, ATX International GmbH (the Company) purchased 100% of Vodafone Passo GmbH. As part of this transaction, Vodafone Passo GmbH was merged into ATX International GmbH, a company organized in December 2003 for the sole purpose of acquiring the shares in Vodafone Passo GmbH. Afterwards, the merged entity was renamed ATX Europe GmbH. This entity is 100% owned by ATX Technologies, Inc.

With the acquisition of Vodafone Passo GmbH, the Company acquired the existing telematics service contract with BMW-Europe to provide real-time, location-enhanced information and assistance to mobile individuals. In addition, the Company continues to provide real-time traffic information to wireless mobile subscribers under the ‘22666’ product offering through December 2004.

The following adjustments were applied to ATX Technologies, Inc. and Passo’s historical financial statements to arrive at the unaudited pro forma combined financial information:

(1)	Additional depreciation and amortization expense of $35,220 per month for seven months associated with the step-up in tangible and intangible assets acquired in connection with the acquisition of Passo;

(2)	Incremental interest expense associated with the $6.8 million deferred payment obligations for seven months incurred in connection with the acquisition of Passo and due to Vodafone in June 2006; and

(3)	Vodafone Passo’s monthly financial results were translated into U.S. dollars at the average monthly exchange rate (Euro to U.S. dollars) in effect for each month. These amounts ranged from a low of 1.0621 in January, 2003 to a high of 1.2296 in December, 2003.

ATX TECHNOLOGIES, INC.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

Year ended December 31, 2003

	ATX North America	ATX Europe(3)	Pro Forma Adjustments	Pro Forma Combined
Net revenues	$42,834,043	15,080,821	—	57,914,864
Costs and expenses:
Direct costs of services	16,237,250	8,048,471	—	24,285,721
Marketing and selling	4,857,625	1,268,999	—	6,126,624
Product development	4,732,135	5,061,248	—	9,793,383
General and administrative	4,941,663	2,305,288	—	7,246,951
Depreciation and amortization	6,384,418	1,643,205	246,540 (1)	8,274,163

Total costs and expenses	37,153,091	18,327,211	246,540	55,726,842

Operating income (loss)	5,680,952	(3,246,390)	(246,540)	2,188,022

Other (income) expense, net:
Interest (income) expense	3,050,898	28,893	189,700 (2)	3,269,491
Affiliate interest (income) expense	(58,391)	58,391	—	—
Other, net	(268,457)	(139,798)	—	(408,255)

Total other expense, net	2,724,050	(52,514)	189,700	2,861,236
Net income (loss)	$2,956,902	(3,193,876)	(436,240)	(673,214)
Accretion of discount on preferred stock	118,122	—	—	118,122

Net income (loss) applicable to common stock	$2,838,780	(3,193,876)	(436,240)	(791,336)

Pro forma basic earnings per share of common stock
Basic net income (loss) per share				$(0.02)

Weighted average common shares outstanding				32,260,821

Pro forma fully diluted earnings per share of common stock
Diluted net income (loss) per share				$(0.01)

Weighted average fully diluted common shares outstanding				63,377,316

             Shares

ATX Group, Inc.

Common Stock

PROSPECTUS

                         , 2004

Citigroup

JPMorgan

Piper Jaffray

SG Cowen

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table itemizes the expenses incurred by us in connection with the issuance and registration of the securities being registered hereunder. All amounts shown are estimates except the Securities and Exchange Commission and NASD registration fees.

Securities and Exchange Commission registration fee		$10,928
NASD fee		9,150
Nasdaq National Market listing fee		*
Legal fees and expenses (other than Blue Sky fees and expenses)		*
Blue Sky fees and expenses		5,000
Printing and engraving expenses		250,000
Accounting fees and expenses		*
Transfer Agent and Registrar fees and expenses		15,000
Miscellaneous		100,000

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law allows a corporation to eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty to the corporation or its stockholders, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock purchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit.

The registrant’s certificate of incorporation specifically limits each director’s personal liability as permitted by Section 102 of the Delaware General Corporation Law, and provides that if Delaware General Corporation Law is hereafter amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law as so amended.

Section 145 of the Delaware General Corporation Law provides, among other things, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding. The power to indemnify applies if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of expenses (including attorneys’ fees but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of liability on the part of person to the corporation, unless a court believes that in view of all the circumstances indemnification should apply.

The registrant’s bylaws provide that the corporation shall indemnify its directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law; provided, however, that the corporation may limit the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the corporation shall not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the corporation or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the corporation, or (iii) such indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation under the Delaware General Corporation Law. Additionally, the registrant’s bylaws provide that the corporation has the power to indemnify its other officers, employees and other agents as set forth in the Delaware General Corporation Law.

Concurrent with the completion of this offering, the registrant will carry directors and officers liability insurance.

Reference is made to Section          of the underwriting agreement to be filed as Exhibit hereto, indemnifying the officers and directors of the registrant against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

Since January 1, 2000, ATX Technologies, Inc. (“ATX”) has sold the following securities:

•	On May 2, 2000, ATX issued 5,000 shares of common stock to Jerry E. Lusk for an aggregate purchase price of $2,500.

•	On May 2, 2000, ATX issued 500,000 shares of common stock to Nichimen America, Inc. upon the exercise of warrants issued by ATX to Nichimen America, Inc. in connection with a payment of $1 million by Nichimen America, Inc. to ATX in order to start a joint venture with ATX which is now dissolved.

•	On June 23, 2000, ATX issued 10,840,108 shares of Series B convertible preferred stock to Mannesmann TeleCommerce GmbH (successor in interest to Mannesmann Passo GmbH) for an aggregate purchase price of $40 million.

•	On November 2, 2000, ATX issued 7,500 shares of common stock to Jason Johns pursuant to the exercise of incentive stock options for an aggregate purchase price of $13,125.

•	On November 8, 2000, ATX issued 565,105 shares of Series B convertible preferred stock to Siebel Systems, Inc. upon conversion of $2,085,237 of principal and interest outstanding under a convertible note issued by ATX to Siebel Systems, Inc. in consideration for the right to license certain software from Siebel Systems, Inc.

•	On July 13, 2001, ATX issued 6,060,606 shares of Series C convertible preferred stock to James R. Leininger for an aggregate purchase price of $10 million.

•	On July 13, 2001, ATX issued 6,060,606 shares of Series D convertible preferred stock to Vodafone TeleCommerce GmbH for an aggregate purchase price of $10 million.

•	In January and March 2000, ATX granted incentive stock options exercisable for an aggregate of 8,800 shares of common stock to employees and consultants of ATX in consideration for services rendered pursuant to its Amended and Restated 1998 Stock Option Plan (the “Plan”), each of which had an exercise price of $5.00 per share. Upon completion of this offering, these options shall immediately prior to the reorganization be exercisable for a like number of shares of our common stock, without modification to the exercise price.

•	In July and November 2000, ATX granted incentive stock options exercisable for an aggregate of 19,300 shares of common stock to employees and consultants of ATX in consideration for services rendered pursuant to the Plan, each of which had an exercise price of $4.00 per share. Upon completion of this offering, these options shall immediately prior to the reorganization be exercisable for a like number of shares of our common stock, without modification to the exercise price.

•	In January, February, April and May 2001, ATX granted incentive stock options exercisable for an aggregate of 12,750 shares of common stock to employees and consultants of ATX in consideration for services rendered pursuant to the Plan, each of which had an exercise price of $4.00 per share. Upon completion of this offering, these options shall immediately prior to the reorganization be exercisable for a like number of shares of our common stock, without modification to the exercise price.

•	In April, May, June, August, September and October 2002, ATX granted various stock options exercisable for an aggregate of 5,338,630 shares of common stock (including shares issued in the stock option exchange program detailed below) to directors, officers, employees and consultants of ATX in consideration for services rendered pursuant to the Plan, each of which had an exercise price of $1.35 per share. Upon completion of this offering, these options shall immediately prior to the reorganization be exercisable for a like number of shares of our common stock, without modification to the exercise price.

•	In March and August 2003, ATX granted incentive stock options exercisable for an aggregate of 87,000 shares of common stock to employees and consultants of ATX in consideration for services rendered pursuant to the Plan, each of which had an exercise price of $1.35 per share. Upon completion of this offering, these options shall immediately prior to the reorganization be exercisable for a like number of shares of our common stock, without modification to the exercise price.

On August 29, 2001, ATX adopted a stock option exchange program pursuant to which current employees and board members holding stock options with an exercise price of $3.69 per share or more were eligible to surrender their options to ATX on or before October 15, 2001 and receive replacement options on a date at least six months plus one day after October 15, 2001 at an exercise price equal to the fair market value as determined by the board of directors on the replacement date. Those options vested at the time of surrender remained vested upon replacement. Those options which were not vested at the time of surrender became subject to a three year vesting schedule, the first installment of which vested at the time of replacement. Pursuant to this program, we exchanged a total of 4,857,630 stock options.

All transactions described above were deemed to be exempt from registration under the Securities Act of 1933 in reliance on Section 4(2) of such act as transactions by an issuer not involving any public offering. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in such transactions. All recipients had adequate access, through their relationships with the registrant, to information about the registrant.

Item 16. Exhibits and Financial Statements Schedules

(a) Exhibits

1.1	Form of Underwriting Agreement*

2.1	Agreement and Plan of Merger, dated as of March , 2004, by and among ATX Group, Inc., ATX MergerCo, Inc. and ATX Technologies, Inc.*

3.1	Certificate of Incorporation of ATX Group, Inc.

3.2	Bylaws of ATX Group, Inc.

4.1	Specimen Common Stock certificate of ATX Group, Inc.*

4.2	Registration Rights Agreement, dated as of March , 2004, by and among ATX Group, Inc, ATX Technologies, Inc. and certain holders of common stock of ATX Group, Inc.*

4.3	Voting Agreement, dated as of March , 2004, by and between Vodafone TeleCommerce GmbH, James R. Leininger, M.D. and certain holders of common stock of ATX Group, Inc.*

4.4	Warrant dated as of July 2, 1998, by and between ATX Technologies, Inc. and Hi-Tek INTERNATIONAL, L.L.C.

4.5	Warrant Restructuring Agreement (Hi-Tek International), dated as of March , 2004, by and between ATX Technologies, Inc., ATX Group, Inc. and Hi-Tek INTERNATIONAL, L.L.C.*

4.6	Warrant dated as of July 2, 1998, by and between ATX Technologies, Inc. and Totally Everything, Inc.

4.7	Warrant Restructuring Agreement (Totally Everything, Inc.), dated as of March , 2004, by and between ATX Technologies, Inc., ATX Group, Inc. and Totally Everything, Inc.*

4.8	Warrant dated as of June 28, 1999, by and between ATX Technologies, Inc. and Nichimen America, Inc.

4.9	Warrant Restructuring Agreement (Nichimen), dated as of March , 2004, by and between ATX Technologies, Inc., ATX Group, Inc. and Nichimen America, Inc.*

4.10	Amended and Restated Warrant to Purchase Shares of Common Stock dated as of July 13, 2001, by and between ATX Technologies, Inc. and James R. Leininger, M.D.

4.11	Amended and Restated Warrant to Purchase Shares of Common Stock dated as of July 13, 2001, by and between ATX Technologies, Inc. and James R. Leininger, M.D.

4.12	Amended and Restated Warrant to Purchase Shares of Common Stock dated as of July 13, 2001, by and between ATX Technologies, Inc. and James R. Leininger, M.D.

4.13	Restructuring Agreement (Leininger), dated as of March , 2004, by and between ATX Technologies, Inc., ATX Group, Inc., James R. Leininger, M.D. and certain holders of common stock of ATX Technologies, Inc.*

4.14	Restructuring Agreement (Vodafone), dated as of March , 2004, by and between ATX Technologies, Inc., ATX Group, Inc. and Vodafone Deutschland GmbH*

5.1	Opinion of Andrews Kurth LLP*

10.1	Telematics Services Agreement, dated as of January 1, 2002, by and between BMW of North America, LLC and ATX Technologies, Inc.**

10.1.1	First Amendment to Telematics Services Agreement, dated as of January 30, 2003, by and between BMW of North America, LLC and ATX Technologies, Inc.

10.1.2	Second Amendment to Telematics Services Agreement, dated as of August 29, 2003, by and between BMW of North America, LLC and ATX Technologies, Inc.**

10.1.3	Third Amendment to Telematics Services Agreement, dated as of January 6, 2004, by and between BMW of North America, LLC and ATX Technologies, Inc.

10.2	Framework Agreement, dated as of February 21, 2003, regarding the rendering of IT project services (in the form of services (Dienstleistungen) and industrial services (Werkleistungen)) as well as regarding the operation of telematics services by and between Bayerische Motoren Werke Aktiengesellschaft and Vodafone Passo GmbH [English translation]

10.3	Telematics Services Agreement, dated as of March 31, 2003, by and between ATX Technologies, Inc. and Mercedes-Benz USA, LLC**

10.4	Employment Agreement, dated as of January 15, 2004, by and between ATX Technologies, Inc. and Steven A. Millstein

10.5	Form of Employment Agreement with schedule of differences

10.6	Letter Agreement, dated as of January 15, 2004, by and between ATX Technologies, Inc. and Lisa A. Walsh

10.7	Commercial Lease Agreement, dated as of November 19, 1999, between Freeport #2, L.P. and ATX Technologies, Inc.

10.7.1	First Amendment to Lease Agreement and Confirmation of Commencement Date, dated as of February 18, 2000, by and between Freeport #2, L.P. and ATX Technologies, Inc.

10.8	Sale and Purchase Agreement, dated as of July 2, 2003, by and between Vodafone Holding GmbH, ATX Europe GmbH, Vodafone Passo GmbH and ATX Technologies, Inc., Deed No. 873/2003 [English Translation]

10.8.1	1st Amendment to Share Purchase Agreement, dated as of July 31, 2003, by and between Vodafone Holding GmbH, ATX Europe GmbH, Vodafone Passo GmbH and ATX Technologies, Inc., Deed No. 1114/2003 [English Translation]

10.9	Amended and Restated Convertible Note, dated as of July 13, 2001, by and between ATX Technologies, Inc. and James R. Leininger

10.10	ATX Research, Inc. 1995 Stock Option Plan

10.11	ATX Research, Inc. 1996 Stock Option Plan

10.12	ATX Technologies, Inc. 1997 Stock Option Plan

10.13	ATX Technologies, Inc. Amended and Restated 1998 Stock Option Plan

10.14	ATX Group, Inc. 2004 Stock Incentive Plan

10.15	Form of Incentive Stock Option Agreement under ATX Group, Inc. 2004 Stock Incentive Plan*

10.16	Form of ATX Group, Inc. 2004 Stock Incentive Plan Nonqualified Stock Option Grant (For Employees)*

10.17	Form of ATX Group, Inc. 2004 Stock Incentive Plan Nonqualified Stock Option Agreement (For Consultants or Outside Directors)*

10.18	Form of ATX Group, Inc. 2004 Stock Incentive Plan Nonqualified Stock Option Grant (For Foreign Affiliates)*

10.19	Form of ATX Group, Inc. 2004 Stock Incentive Plan Restricted Stock Grant (For Employees)*

10.20	Form of ATX Group, Inc. 2004 Stock Incentive Plan Restricted Stock Grant (For Non-Employees)*

10.21	Amended and Restated ATX Technologies, Inc. 401(k) Plan, dated as of January 1, 2003

10.22	ATX Group, Inc. 2004 Employee Stock Purchase Plan

10.23	Form of Subscription Agreement for BMW of North America customer*

10.24	Form of Subscription Agreement for Mercedes-Benz USA customer*

21.1	List of ATX Group, Inc. Subsidiaries

23.1	Consent of Andrews Kurth LLP (included in their opinion filed as Exhibit 5.1)*

23.2	Consent of KPMG LLP

23.3	Consent of KPMG Deutsche Treuhand-Gesellschaft

24.1	Power of Attorney (included on signature page)

*	To be filed by Amendment
**	Confidential treatment has been requested with respect to certain provisions of this agreement

(b) Financial Statement Schedules

No financial statement schedules of ATX Group are included in Part II of this registration statement because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

Item 17. Undertakings.

(f) Equity offerings of nonreporting registrants. The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(h) Request for acceleration of effective date. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(i) Rule 430A. The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as a part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irving, State of Texas, on March 9, 2004.

ATX GROUP, INC.

By:	/s/ STEVEN A. MILLSTEIN

Steven A. Millstein Chief Executive Officer and President

POWER OF ATTORNEY

Know all persons by these presents that each individual whose signature appears below constitutes and appoints each of Mr. Steven A. Millstein and Mr. Russell A. Olson, his true and lawful attorneys-in-fact and agent, each acting alone, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462 promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed on March 9, 2004, below by or on behalf of the following persons in the capacities indicated.

Signature	Title

/s/ STEVEN A. MILLSTEIN Steven A. Millstein	Chief Executive Officer, President and Director (Principal Executive Officer)

/s/ RUSSELL A. OLSON Russell A. Olson	Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ STEVEN W. RIEBEL Steven W. Riebel	Chairman of the Board

/s/ MAHINDER P. CHUGH Mahinder P. Chugh	Director

/s/ R. TOMAS ISAKSSON R. Tomas Isaksson	Director

/s/ MICHAEL KAUFMAN Michael Kaufman	Director

Signature	Title

/s/ JAMES R. LEININGER James R. Leininger	Director

/s/ THOMAS W. LYLES, JR. Thomas W. Lyles, Jr.	Director

/s/ JAMES M. MANSOUR James M. Mansour	Director

/s/ ERNEST H. POMERANTZ Ernest H. Pomerantz	Director

Schedule II—Valuation and Qualifying Accounts

(in thousands)

ATX Technologies, Inc. and Subsidiaries

Valuation and Qualifying Accounts

Years ended December 31, 2001, 2002 and 2003

(thousands)

Description	Balance at beginning of year	Additions charged to costs and expenses	Additions (deductions) charged to other accounts		Deductions	Balance at end of year
For the year ended December 31, 2003
Allowances deducted:
Valuation allowance—deferred taxes	(37,240)	—	(8,965	)(1)	—	(46,205)

For the year ended December 31, 2002
Allowances deducted:
Valuation allowance—deferred taxes	(34,116)	—	(3,124)		—	(37,240)

For the year ended December 31, 2001
Allowances deducted:
Valuation allowance—deferred taxes	(25,118)	—	(8,998)		—	(34,116)

(1)	Includes the valuation allowance on $8,373,215 in deferred tax assets acquired in the Passo acquisition.

S-1

INDEX TO EXHIBITS

No.	Document Description

1.1	Form of Underwriting Agreement*

2.1	Agreement and Plan of Merger, dated as of March , 2004, by and among ATX Group, Inc., ATX MergerCo, Inc. and ATX Technologies, Inc.*

3.1	Certificate of Incorporation of ATX Group, Inc.

3.2	Bylaws of ATX Group, Inc.

4.1	Specimen Common Stock certificate of ATX Group, Inc.*

4.2	Registration Rights Agreement, dated as of March , 2004, by and among ATX Group, Inc, ATX Technologies, Inc. and certain holders of common stock of ATX Group, Inc.*

4.3	Voting Agreement, dated as of March , 2004, by and between Vodafone TeleCommerce GmbH, James R. Leininger, M.D. and certain holders of common stock of ATX Group, Inc.*

4.4	Warrant dated as of July 2, 1998, by and between ATX Technologies, Inc. and Hi-Tek INTERNATIONAL, L.L.C.

4.5	Warrant Restructuring Agreement (Hi-Tek International), dated as of March , 2004, by and between ATX Technologies, Inc., ATX Group, Inc. and Hi-Tek INTERNATIONAL, L.L.C.*

4.6	Warrant dated as of July 2, 1998, by and between ATX Technologies, Inc. and Totally Everything, Inc.

4.7	Warrant Restructuring Agreement (Totally Everything, Inc.), dated as of March , 2004, by and between ATX Technologies, Inc., ATX Group, Inc. and Totally Everything, Inc.*

4.8	Warrant dated as of June 28, 1999, by and between ATX Technologies, Inc. and Nichimen America, Inc.

4.9	Warrant Restructuring Agreement (Nichimen), dated as of March , 2004, by and between ATX Technologies, Inc., ATX Group, Inc. and Nichimen America, Inc.*

4.10	Amended and Restated Warrant to Purchase Shares of Common Stock dated as of July 13, 2001, by and between ATX Technologies, Inc. and James R. Leininger, M.D.

4.11	Amended and Restated Warrant to Purchase Shares of Common Stock dated as of July 13, 2001, by and between ATX Technologies, Inc. and James R. Leininger, M.D.

4.12	Amended and Restated Warrant to Purchase Shares of Common Stock dated as of July 13, 2001, by and between ATX Technologies, Inc. and James R. Leininger, M.D.

4.13	Restructuring Agreement (Leininger), dated as of March , 2004, by and between ATX Technologies, Inc., ATX Group, Inc., James R. Leininger, M.D. and certain holders of common stock of ATX Technologies, Inc.*

4.14	Restructuring Agreement (Vodafone), dated as of March , 2004, by and between ATX Technologies, Inc., ATX Group, Inc. and Vodafone Deutschland GmbH*

5.1	Opinion of Andrews Kurth LLP*

10.1	Telematics Services Agreement, dated as of January 1, 2002, by and between BMW of North America, LLC and ATX Technologies, Inc.**

10.1.1	First Amendment to Telematics Services Agreement, dated as of January 30, 2003, by and between BMW of North America, LLC and ATX Technologies, Inc.

10.1.2	Second Amendment to Telematics Services Agreement, dated as of August 29, 2003, by and between BMW of North America, LLC and ATX Technologies, Inc.**

10.1.3	Third Amendment to Telematics Services Agreement, dated as of January 6, 2004, by and between BMW of North America, LLC and ATX Technologies, Inc.

10.2	Framework Agreement, dated as of February 21, 2003, regarding the rendering of IT project services (in the form of services (Dienstleistungen) and industrial services (Werkleistungen)) as well as regarding the operation of telematics services by and between Bayerische Motoren Werke Aktiengesellschaft and Vodafone Passo GmbH [English translation]

10.3	Telematics Services Agreement, dated as of March 31, 2003, by and between ATX Technologies, Inc. and Mercedes-Benz USA, LLC**

10.4	Employment Agreement, dated as of January 15, 2004, by and between ATX Technologies, Inc. and Steven A. Millstein

10.5	Form of Employment Agreement with schedule of differences

10.6	Letter Agreement, dated as of January 15, 2004, by and between ATX Technologies, Inc. and Lisa A. Walsh

10.7	Commercial Lease Agreement, dated as of November 19, 1999, between Freeport #2, L.P. and ATX Technologies, Inc.

10.7.1	First Amendment to Lease Agreement and Confirmation of Commencement Date, dated as of February 18, 2000, by and between Freeport #2, L.P. and ATX Technologies, Inc.

10.8	Sale and Purchase Agreement, dated as of July 2, 2003, by and between Vodafone Holding GmbH, ATX Europe GmbH, Vodafone Passo GmbH and ATX Technologies, Inc., Deed No. 873/2003 [English Translation]

10.8.1	1st Amendment to Share Purchase Agreement, dated as of July 31, 2003, by and between Vodafone Holding GmbH, ATX Europe GmbH, Vodafone Passo GmbH and ATX Technologies, Inc., Deed No. 1114/2003 [English Translation]

10.9	Amended and Restated Convertible Note, dated as of July 13, 2001, by and between ATX Technologies, Inc. and James R. Leininger

10.10	ATX Research, Inc. 1995 Stock Option Plan

10.11	ATX Research, Inc. 1996 Stock Option Plan

10.12	ATX Technologies, Inc. 1997 Stock Option Plan

10.13	ATX Technologies, Inc. Amended and Restated 1998 Stock Option Plan

10.14	ATX Group, Inc. 2004 Stock Incentive Plan

10.15	Form of Incentive Stock Option Agreement under ATX Group, Inc. 2004 Stock Incentive Plan*

10.16	Form of ATX Group, Inc. 2004 Stock Incentive Plan Nonqualified Stock Option Grant (For Employees)*

10.17	Form of ATX Group, Inc. 2004 Stock Incentive Plan Nonqualified Stock Option Agreement (For Consultants or Outside Directors)*

10.18	Form of ATX Group, Inc. 2004 Stock Incentive Plan Nonqualified Stock Option Grant (For Foreign Affiliates)*

10.19	Form of ATX Group, Inc. 2004 Stock Incentive Plan Restricted Stock Grant (For Employees)*

10.20	Form of ATX Group, Inc. 2004 Stock Incentive Plan Restricted Stock Grant (For Non-Employees)*

10.21	Amended and Restated ATX Technologies, Inc. 401(k) Plan, dated as of January 1, 2003

10.22	ATX Group, Inc. 2004 Employee Stock Purchase Plan

10.23	Form of Subscription Agreement for BMW North America customer*

10.24	Form of Subscription Agreement for Mercedes-Benz USA customer*

21.1	List of ATX Group, Inc. Subsidiaries

23.1	Consent of Andrews Kurth LLP (included in their opinion filed as Exhibit 5.1)*

23.2	Consent of KPMG LLP

23.3	Consent of KPMG Deutsche Treuhand-Gesellschaft

24.1	Power of Attorney (included on signature page)

*	To be filed by Amendment
**	Confidential treatment has been requested with respect to certain provisions of this agreement